Palantir

2025

Annual Report



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission File Number: 001-39540

Palantir Technologies Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**68-0551851**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
19505 Biscayne Blvd., Suite 2350	
Aventura, Florida	**33180**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (720) 358-3679

518 17th Street, Suite 1015
Denver, Colorado 80202
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	**PLTR**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant, based on the closing price of the shares of Class A common stock on June 30, 2025 as reported by the Nasdaq Global Select Market ("Nasdaq") on such date was approximately $299.3 billion. Shares of the registrant's common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the registrant have been excluded from this computation. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of February 10, 2026, there were 2,291,470,751 shares of the registrants' Class A common stock outstanding, 99,199,960 shares of the registrant's Class B common stock outstanding, and 1,005,000 shares of the registrant's Class F common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held in 2026 are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expect," "plan," "anticipate," "could," "can," "would," "intend," "target," "goal," "outlook," "project," "contemplate," "believe," "estimate," "predict," "potential," "future," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our expectations regarding financial performance and liquidity, including but not limited to our expectations regarding revenue, cost of revenue, operating expenses, stock-based compensation, our ability to maintain future profitability, and cash flows;

- our ability to successfully execute our business and growth strategy;

- the sufficiency of our available funds to meet our liquidity needs;

- the demand for our platforms in general;

- our ability to increase our number of customers and revenue generated from customers;

- our expectations regarding the future contribution margin of our existing and future customers;

- our expectations regarding our ability to quickly and effectively integrate our platforms for our existing and future customers;

- our ability to develop new platforms, and enhancements to existing platforms, and bring them to market in a timely manner;

- our market share, category positions, and market trends, including our ability to grow our business in large government and commercial organizations, including our expectations regarding the impact of Federal Acquisition Streamlining Act of 1994 ("FASA");

- our ability to compete with existing and new competitors in existing and new markets and products;

- our expectations regarding anticipated technology needs and developments and our ability to address those needs and developments with our platforms;

- our expectations regarding litigation and legal and regulatory matters;

- our expectations regarding our ability to meet existing performance obligations and maintain the operability of our products;

- our expectations regarding the effects of existing and developing laws and regulations, including with respect to taxation, privacy, data protection, cybersecurity, and artificial intelligence ("AI");

- our expectations regarding new and evolving markets, such as AI;

- our ability to develop and protect our brand;

- our ability to maintain the security and availability of our platforms, including preventing and mitigating any product bugs or defects, as well as any cybersecurity or similar incidents;

- our expectations and management of future growth;

- our expectations concerning relationships with third parties, including our customers, equity method investment partners, and vendors;

- our expectations regarding our investments in, and enterprise agreements with, various publicly-traded and privately-held entities, including special purpose acquisition companies;

- our ability to maintain, protect, and enhance our intellectual property;

- our expectations regarding our multi-class stock and governance structure and the benefits thereof;

- our expectations regarding macroeconomic conditions, including global political and economic uncertainty, fluctuating interest rates, monetary policy changes, or the potential or actual imposition of tariffs or other impacts on trade relations;

- the impacts of catastrophic events, including natural disasters, global pandemics, geopolitical tensions, terrorism, or other events beyond our control, on our and our customers', vendors', and partners' respective businesses and the markets in which we and our customers, vendors, and partners operate;

- the impacts of the volatility and fluctuations in currency exchange rates, including an increase in the strength of the United States ("U.S.") dollar, on the costs of our products outside of the United States and on customer demand; and

- the significant expenses associated with being a public company.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled *"Risk Factors"* and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on any forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in such forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, restructurings, joint ventures, partnerships, channel sales relationships, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

ITEM 1. BUSINESS

Overview

We build software that empowers organizations to effectively integrate their data, decisions, and operations at scale.

We were founded in 2003 and started building software for the intelligence community in the United States to assist in counterterrorism investigations and operations. We later began working with commercial enterprises, who often faced fundamentally similar challenges in working with data.

We have built four principal software platforms, Palantir Gotham ("Gotham"), Palantir Foundry ("Foundry"), Palantir Apollo ("Apollo"), and our Artificial Intelligence Platform ("AIP"). Foundry is our foundational data operations platform, which provides the core capabilities for data management, logic authoring, systemic mapping development through Palantir Ontology ("Ontology"), analytics, and workflow development. AIP is our generative artificial intelligence ("AI") platform, which provides secure connectivity to third-party-provided large language models ("LLMs"), a development toolchain for building AI-powered agents and automations, an array of AI-enabled end user applications, a broad evaluations framework for governing AI workflows in production, and more. Apollo is our continuous delivery platform, enabling the orchestration of upgrades of services and assets every day to manage the underlying infrastructure that hosts our other platforms. Gotham integrates with our other platforms, as well as our broader defense offerings, to power a wide array of missions across allied defense and intelligence operations.

For over a decade, Gotham has surfaced insights for global defense agencies, the intelligence community, disaster relief organizations and beyond. Foundry is becoming a central operating system not only for individual institutions but also for entire industries. Apollo is a cloud-agnostic, single control layer that coordinates ongoing delivery of new features, security updates, and platform configurations, helping to ensure the continuous operation of critical systems. Apollo allows our customers to run their software in virtually any environment.

In 2023, we began deploying our newest offering, AIP, which is designed for customers across the commercial and government sectors, enabling them to derive value from recent breakthroughs in AI via the combination of our existing software platforms with generative AI models, including LLMs. We believe AIP uniquely allows users to connect LLMs and other AI with their data and operations to facilitate decision-making within the legal, ethical, and security constraints that they require.

The Ontology has continuously evolved over time, serving as the heart of our platforms by activating data and analytics inside operations, enabling real-time connectivity between data, analytics, and operational teams, as well as AI. Ontology generally refers to the systematic mapping of data to meaningful context. The Palantir Ontology goes far beyond the traditional concept by integrating the elements of a decision—the data, logic, and actions—into a foundational representation of the organization, and allowing users to build interconnected workflows, turning specialized expertise into shared infrastructure to dynamically optimize decision-making across the enterprise. The Ontology can help create a shared understanding across all users in a data ecosystem regardless of technical skills, enabling organizations to scale more efficiently and rapidly.

Recent crises and systemic shocks, including global conflicts, have made clear to many of our customers that accommodating the extended timelines ordinarily required to realize results from implementing new software solutions is not a viable option. As a result, customers are increasingly adopting our software, which can be ready in days, over internal software development efforts, which may take months or years. See further discussion in the section titled *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Macroeconomic Trends."*

Our Platforms

We have built four principal software platforms: Gotham, Foundry, Apollo, and AIP. Our software platforms provide the critical infrastructure needed to integrate our customers' data and operations and run their software in virtually any environment.

The vertically integrated nature of these platforms allows users of varying technical abilities to collaborate effectively in our platforms. Using the Ontology, users can build out and integrate data, logic, and action into a decision-centric architecture, where data engineers can integrate new data sources, analysts can clean and transform data, data scientists can write models, business users can conduct daily workflows, and senior leaders can make critical decisions. With AIP, trusted data from relevant sources within an organization's Ontology can be integrated into business logic, machine-language models, optimizers, and other computations spread across varying environments to power enterprise and government processes and help drive critical decisions. Customers may bundle these platforms together as a single ecosystem.

Data, analyses, decisions, and the metadata around each are secured with fine-grained access controls that propagate from source data to shared analyses. Each platform is comprised of user-facing applications that may be targeted to the specific industries and sectors in which they are used.

Despite their differences, Gotham and Foundry both serve as central operating systems for our customers. While they vary in specific functionality, they align in approach. AIP provides an integrated architecture to Gotham and Foundry that can bring AI to every decision. These platforms, backed by Apollo and with Ontology at their heart, can be deployed in almost any environment.

Similarly, customers can now use Apollo to enable continuous deployment, configuration management, and central software operations management across almost any environment for their own software products.

Gotham

Gotham integrates with our other platforms, as well as our broader defense offerings, and enables users to see, understand, and act in the modern battlespace, from operations centers to the tactical edge, by integrating data from across domains and sensors in near real-time, improving situational awareness and accelerating operational decision-making. It also facilitates the hand-off between analysts and operational users, helping operators plan and execute real-world mission plans while maintaining a complete operational picture across echelons. Gotham is used broadly across government functions.

Foundry

Foundry transforms the ways organizations operate by creating a central operating system for their interconnected data, logic, and action. Individual users can integrate and analyze the data they need in one place, connecting models across workflows, teams, and organization units for continuous decision optimization. The speed with which users can experiment and test new ideas is what makes the software stick.

Data projects often fail because data pipelines are often devoid of value creation and disconnected from analytical and operational domains. The Ontology aims to solve the root of this problem, by providing a common system for data, analytics, and operations. Foundry's multimodal interfaces allow users to build data pipelines, perform high-scale analytics, and build rich operational applications – all through intuitive graphical interfaces, fully-featured application programming interfaces, and software development kits. All of our commercial customers now use it, as do many of our government customers.

AIP

AIP enables responsible AI-advantage across the enterprise and government by using primary, core components built to effectively activate LLMs and other AI within any organization. It provides unified access to open-source, self-hosted, and commercially available LLMs that can transform structured and unstructured data into LLM-understandable objects and can turn organizations' actions and processes into tools for humans and LLM-driven agents. AIP can allow organizations to power operational use of AI and LLMs with interfaces for decision making, feedback, and safe hand-off among AI agents and human operators with wide-spectrum security and audit controls, which allow for granular control over model usage and integrated human review checkpoints throughout the workflows. AIP is seamlessly bundled with existing Palantir offerings such as the Foundry, Gotham, and Apollo platforms.

Apollo

We have always prioritized meeting our customers wherever they need us most. We originally built Apollo to enable the continuous delivery of our software wherever our customers are: in the cloud, on-premises, or even more rugged environments. Today, Apollo enables the rapid, secure delivery of our software and updates across our business, and also enables our customers to securely deploy their own software in virtually any environment. Apollo provides a single control layer to coordinate ongoing delivery of new features, security updates, and platform configurations.

Our Customers

We work with many of the world's leading government and commercial institutions. As of December 31, 2025, we had 954 customers.

Our software is used across many industries around the world. It is applied to a variety of use cases by users across various business functions and levels of organizations, including by utility operations analysts, automotive manufacturing workers, oil and gas technicians and operators, and pharmaceutical researchers in the United States; supply-chain managers in South Korea; public health administrators in the United Kingdom and the United States; and special forces personnel and military officials in the United States and abroad.

Of the $4.5 billion in revenue that we generated in 2025, 54% came from customers in the government segment, and 46% came from customers in the commercial segment.

Our business continues to have a global presence. In 2025, we earned 74% of our revenue from customers in the United States, and 26% from those abroad.

The average revenue for our top twenty customers during the trailing twelve months ended December 31, 2025 was $93.9 million, and is up from 2024, when the average revenue from our top twenty customers during the trailing twelve months ended December 31, 2024 was $64.6 million, demonstrating our expanding relationships with existing customers.

Sales and Marketing

Our approach to sales and marketing is built around discussions with existing and prospective customers in order to understand the principal challenges our customers face and identify ways in which our software platforms can provide long-term value and results. We continue to evaluate and refine our sales and marketing approach as we develop relationships with existing and prospective customers.

Customer Acquisition

Our customer acquisition strategy generally targets large-scale, hard-to-execute opportunities at large government and commercial institutions. The high installation costs, high failure risks, complexity of data environments, and the long sales cycles associated with these opportunities raise the barriers to entry for competition. The larger, more complex, and more technologically demanding the problem, the more likely we are to succeed. Additionally, our focus in the short term remains making our principal software platforms available to an increasingly broad swath of our potential market. We believe that every institution faces challenges that our platforms and products were designed to address.

Across both the public and private sectors, there is a history of failures when investing in new technologies. One U.S. military department spent more than $1 billion building an enterprise resource planning system from scratch. The system was never delivered, and the project was terminated.

Many of our customers have had similar experiences investing millions — even billions — of dollars in digital transformation projects, enterprise data warehouses, and digital twin initiatives that never really worked.

These failures have made both software buyers and vendors highly risk-averse. Institutions often doubt that any vendor can implement a working solution and are unwilling to invest. On the other hand, smaller technology companies are often unable to compete for complex, large-scale opportunities because installation costs and the risks of failure are too high, and the sales cycles too long.

These are precisely the opportunities we target. Rather than reject projects with risky and resource intensive installation requirements, we actively seek them out.

There are a number of sales and marketing strategies that have accelerated our ability to acquire customers in recent years:

Expansion of Access to Platforms

The speed with which our platforms can be deployed has significantly expanded the range of potential customers with which we plan on partnering over the long term. One example of this is our use of AIP bootcamps, which allow us to deliver real workflows on actual customer data in days. Another way we expand access to our platforms is our Developer Tier offering, which provides limited access to Foundry and AIP in the United States and select countries. This allows developers to explore, innovate, and develop without significant upfront enterprise costs.

We embed directly with customers across numerous industries, tackling complex challenges while continuously enhancing our platforms' capabilities, allowing us to extend our reach to a broad set of customers while maintaining the depth needed for mission-critical operations.

We anticipate that these and other strategies, aided by our sales and marketing approaches, will enable us to continue to expand the number of customers we can serve in both our commercial and government sectors.

Direct Sales Force

We have invested and may continue to invest in an account-based sales force to identify and capture new customers and opportunities.

We believe that our decision to build our sales force in recent years has resulted in multiple new customers, and the broadening and expansion of our commercial customer base and relationships with leading government agencies around the world.

Sector and Industry Operating Systems

In addition to supporting individual institutions, our platforms have become central operating systems for entire industries and sectors. We are developing industry operating systems to help companies and government agencies manage operations across their entire organizations. These operating systems allow our software to be distributed at scale to institutions within given industries. We have developed, and are continuing to develop, partnerships in industries such as airline, space, shipbuilding, insurance, healthcare, telecommunications, automotive, security and risk management, and government, which we anticipate will have a significant impact on our business moving forward.

U.S. Government

We continue to believe we are uniquely positioned to provide commercially available software to the U.S. federal government. Our government customers remain a meaningful source of revenue for our business. We intend to capture an even greater share of U.S. federal government spending on software systems.

See the section titled *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Our Customers"* for a discussion of the terms of our government contracts.

Channel Sales & Cloud Partnerships

We have entered into, and continue to explore the development of, partnerships for specific industries and sectors by partnering closely with leading providers of public, private, and hybrid cloud services, which have relationships with essentially every major enterprise in the world and have large, existing sales forces. These cloud partnerships emerged as an extension of the large computing requirements for our platforms and the migration towards the cloud as the hosting environment of choice for many customers. The existing footprint of these providers provides us with access to their large customer base and expands our distribution capabilities.

We have also continued to explore the establishment of channel sales relationships and similar alliances with public and private organizations, opening a path for us to partner with varying providers, including smaller technology providers.

Joint Ventures & New Business Partnerships

We intend to continue to form joint ventures and new business partnerships, where we believe specific industries or sectors require a partner and additional investment in order to realize the full potential of our platforms. For example, we, through Palantir Technologies Japan KK, entered into a strategic global partnership with Fujitsu Limited through which the parties will incorporate the capabilities of Foundry and AIP as a key element in the data infrastructure for Fujitsu Uvance, a portfolio of global solutions that address business challenges and solve societal issues.

Account Growth

There are a number of sales and marketing strategies that we use to drive revenue growth at an account.

These strategies include (i) creating new ecosystem partnerships to extend the platform beyond the customer's four walls into the operations of its partners and suppliers, (ii) selling additional productized cross-industry software capabilities, and (iii) selling strategic implementations of our software against specific use cases, which deliver competitive differentiation.

Our sales and marketing strategies allow us to scale existing customer contracts horizontally to include additional divisions or functions within a single institution and vertically to include additional users and user groups. In tackling the customer's most pressing and challenging problems first, we establish the trust needed to expand platform usage across the full enterprise.

Research and Development

We believe that in order to fully address the most complex and valuable challenges that our customers face, we must experience and understand their problems firsthand. To do so, we embed with our users. Our research and development function is responsible for the design, development, testing, validation, and refinement of our platforms, and embedding with our users allows us to identify research and development opportunities for our platforms or new products. We focus on innovating and developing new features and modules for our new and existing platforms, including AIP, or new products, and further enhancing the functionality, compatibility, reliability, usability, and performance of our platforms. By leveraging the tens of thousands of front-line hours across various industries and using emerging technologies, we can better anticipate customer needs and bring new use cases and new applications of services to our existing and potential customers. Our AIP bootcamps have and may continue to provide a forum to experience these new use cases and applications. Many of our current research and development efforts are focused on deploying software, models, and other critical assets at the edge. This includes integrations with complex hardware, operations in disconnected environments, and more. We have made, and will continue to make, significant investments in research and development to broaden our platform capabilities, strengthen our existing platforms and innovate.

Privacy and Civil Liberties

We are committed to ensuring that our software is as effective as possible while preserving individuals' fundamental rights, including privacy and civil liberties. We have made deep investments to ensure that privacy, civil liberties, and other fundamental rights protections remain central to our software and business practices.

Our platforms were built from the start to protect individual privacy and prevent the misuse of information. We are not in the business of collecting, mining, or selling data. We build software platforms that enable our customers to integrate their own data — data to which they already have access.

The same technology that makes Palantir's software platforms so analytically powerful — the ability to construct a model of the real world from countless data points — is what enables our customers to monitor and control access to that data and its use, while responsibly deploying increasingly advanced tools and capabilities, such as LLMs and other AI models.

Principles

As we build and implement technology to answer questions of increasing significance and complexity, we follow a set of principles that help us ensure we are doing so responsibly, including the consideration of AI ethics and best practices.

- *Systems should incorporate principles of "privacy by design."* Our goal has always been to eliminate the perceived trade-offs between privacy and utility. To do so, we treat privacy as a first-order concern at every stage of the engineering process and build privacy features as core capabilities in our platforms, seamlessly integrated with analytical and collaboration tools.

- *Decisions that can affect individuals' rights to freedom, opportunity, and happiness cannot be left solely to computers.* Our customers are using data to inform decisions with significant implications for individuals. Rather than relying exclusively on algorithms that may inhibit accountability and redress, we build in means for humans to make necessary judgment calls based on their context and intuition.

- *Systems must facilitate accountability and oversight.* Effective privacy protection entails multi-layered, overlapping policies and procedures to reassure the protection of fundamental rights. We design our platforms to support these policies with mechanisms that control usage, alert users to data handling requirements, and generate information for those responsible for oversight.

- *Technology is not the answer to every problem.* Some decisions carry implications that are too complex or significant to be automated or streamlined, even with a human in the loop. We strive to contextualize major world problems and think critically about whether it's possible to engineer complementary solutions in an ethically responsible way. When the answer is "no," we turn the opportunity down. Privacy, civil liberties, and ethical engineering is an evolving field, and every organization is subject to unique requirements and concerns.

The ways in which these principles are realized will differ among products and organizations. But the end goal should be the same: developing and implementing technology with a full understanding of its potential effects on fundamental rights and incorporating technical capabilities that can support responsible technology and data handling policies.

Customer Impact

Some examples of the ways in which our software facilitates data protection for our customers follow below.

- Our platforms serve as the central analytics system of a major law enforcement agency in northern Europe. Scandinavia has long been at the forefront of data protection, and our software facilitates effective implementation of its rigorous privacy policies.

- A financial institution required strong cryptographic guarantees of access control and selective revelation for sensitive client information on a need-to-know basis. Palantir Foundry's integrated obfuscation tool for cryptographic processes provided both IT and data governance teams with the necessary functionality and security assurances to establish privacy and governance safeguards in operational workflows carried out by non-technical users. This service, in conjunction with system-wide advanced encryption at both storage and network levels, helps to ensure continuous security guarantees for data throughout the full data use and management lifecycle.

- A customer in Europe needed to adhere to rigorous purpose specification and proportionality requirements during sensitive analytical workflows. We worked with the customer to implement technical measures requiring analysts to provide reviewable justifications for access. Those controls were further supported by auditing capabilities to ensure that data processing satisfied legitimate purposes under the relevant regulations.

- A European telecommunications company needed to process personal data for a customer support workflow, while complying with the necessity and proportionality requirements of the European General Data Protection Regulation ("GDPR"). The client leveraged Palantir's minimization tool to obfuscate sensitive data in workflows, while allowing cell-level access by operational users based on demonstrated need.

- Our platforms provide capabilities for managing AI use cases to enable our public and private sector customers to better align their AI practices with governance requirements under the EU AI Act and other applicable regulations.

Our Team

We employ a team of engineers, lawyers, philosophers, and social scientists to ensure that our company remains a leader in the field when it comes to privacy practices and software development.

The Privacy and Civil Liberties Engineering team is responsible for ensuring a culture of responsibility around the development and use of our technology by leading the development of privacy-enhancing technologies, publishing research, consulting with policymakers, helping our customers implement data governance best practices, and facilitating company-wide dialogue on ethical issues. The team is supported by the Palantir Council of Advisors on Privacy and Civil Liberties, a group of independent experts in privacy law, policy, and ethics who help us to understand and address the implications of our work.

Privacy-Enhancing Technologies

- *Granular Access Controls and Dynamic Data Minimization.* Our platforms provide granular access restrictions with flexible permissions frameworks, such as role-, temporal-, and purpose-based access controls. These access control frameworks enable users to see only the specific information necessary for a defined task and only for the duration needed to complete it. Beyond access controls, organizations can also apply dynamic data minimization procedures such as pseudonymization, obfuscation, and encryption to adhere to compliance obligations while considering the context of specific workflows.

- *Sensitive Data Discovery and Management.* Palantir's software platforms enable users to securely integrate and analyze sensitive data. To ensure robust governance and to enforce data protection and compliance policies, our platforms also come with tools to detect and manage the use of such sensitive data.

- *Oversight and Auditability.* Overseeing sensitive user actions within a system is critical to ensure that data is used appropriately and in compliance with applicable policies and regulations. Palantir's software platforms enable our customers' internal governance, compliance, or audit teams to easily understand the nature of such sensitive user actions. Our platforms also maintain audit logs and make them accessible to authorized users, allowing them to both investigate potential past misuse of systems and flag suspicious activity proactively.

- *Data Retention and Deletion.* System administrators must be able to implement flexible and auditable retention policies and verify that data scheduled for deletion has truly been removed from the system. Our platforms allow organizations to ensure that out-of-date, expired, or irrelevant information is removed efficiently in order to improve data protection, governance, and compliance in accordance with applicable regulations.

- *Data Provenance.* Providing users with well-curated, up-to-date data is critical for building trust in an organization's data foundation. Our platforms automatically maintain complete records of both data provenance and all transformations applied to data in the system, allowing users to assess the reliability of the data and facilitate the review and correction of inaccuracies when necessary.

- *AI Governance.* In order to build the trust necessary to use AI systems in production, organizations need tools to test, validate, govern, and maintain how AI is used to solve their challenges. Palantir builds technology to foster AI accountability, robust testing and evaluation, bias mitigation, responsibility and risk framework deployment, and governance for the full AI lifecycle.

Competition

We are fundamentally competing with the internal software development efforts of our potential customers.

Organizations frequently attempt to build their own data platforms before turning to buy ours. In trying to build something on their own, they generally rely on a patchwork of custom solutions, outside consultants, IT services companies, packaged enterprise and open source software, and significant internal IT resources.

In addition, our competitors include large enterprise software companies, government contractors, and system integrators. We also face competition from emerging companies as well as established companies that have entered, and may continue to enter, this market.

The principal competitive factors in the markets in which we operate include:

- platform capabilities and product functionality;

- data security and privacy;

- ease and speed of adoption, use, and deployment;

- product innovation;

- pricing and cost structures;

- customer experience, including support; and

- brand awareness and reputation.

While we believe we generally compete favorably with our competitors, as well as with software developed by customers internally, based on these competitive factors, some of our competitors have greater name recognition, longer operating histories, and larger customer bases; larger sales and marketing budgets and resources and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products; broader, deeper, or otherwise more established relationships with technology, channel, and distribution partners and customers; wider geographic presence or greater access to larger potential customer bases; greater focus in specific geographies; lower labor and research and development costs; larger and more mature intellectual property portfolios; and substantially greater financial, technical, and other resources to provide services, to make acquisitions, and to develop and introduce new products and capabilities.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how, contractual provisions, and confidentiality procedures to protect our intellectual property rights.

We seek to protect our proprietary inventions relevant to our business through patent protection in the United States and abroad; however, we are not dependent on any particular patent or application for the operation of our business.

In addition, we have registered "Palantir" as a trademark in the United States and other jurisdictions. We also have registered trademarks for "Gotham," "Palantir Foundry," and our corporate logo, and are the registered holder of a variety of domestic and international domain names that include "Palantir," including, most importantly, "Palantir.com."

In addition to the protection provided by our intellectual property rights, we enter into proprietary information and invention assignment agreements or similar agreements with our employees, consultants, and contractors. We further control the use of our proprietary technology and intellectual property rights through provisions in our agreements with customers.

Seasonality

We generally experience seasonality in the timing of recognition of revenue as a result of the timing of the execution of our contracts as we have historically executed many of our contracts in the third and fourth quarters due to the fiscal year ends and procurement cycles of our customers and at times we may start work prior to finalizing such contracts. See *"Risk Factors— Seasonality may cause fluctuations in our results of operations and financial position."*

Employees and Human Capital

Our employees are critical to the success of our business. As of December 31, 2025, we had 4,429 full-time employees, 28% of whom are employed outside of the United States. We also engage part-time employees, independent contractors, and third-party personnel to supplement our workforce.

Other than in France, where we recognize a works council, we do not recognize a union or works council in respect of employees in other jurisdictions. We have not experienced any work stoppages due to employee disputes, and we believe that our employee relations are strong.

Our human capital resources objectives include recruiting, retaining, training, and motivating our personnel. We strive to foster an environment which encourages active dialogue and robust engagement on the issues most salient to employee satisfaction and believe our employees are empowered to play a significant role in shaping the direction and success of the company. For example, we solicit feedback to assess the sentiment toward our values and culture, and our employees' well-being and overall health. This signal allows Palantir to get actionable feedback and drive awareness, discussion, and change across areas that our employees value.

Available Information

Our website is https://www.palantir.com, our investor relations website is https://investors.palantir.com, our LinkedIn account is @Palantir Technologies, and our X (formerly Twitter) account is @PalantirTech. We have used, and intend to continue to use, our website, investor relations website, and our LinkedIn and X (formerly Twitter) accounts as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. The following filings are available for download free of charge through our investor relations website after we file them with the Securities and Exchange Commission ("SEC"): Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and our Proxy Statement for our Annual Meeting of Stockholders ("Proxy Statement"), and any amendments to such filings.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. Further corporate governance information, including our corporate governance guidelines, code of business conduct and ethics, and committee charters is also available on our investor relations website under the heading "Governance." The contents of the websites provided above are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC. Further, our references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes, before making a decision to invest in our Class A common stock. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties that you should consider before investing in our Class A common stock. These risks are described more fully below and include, but are not limited to, risks relating to the following:

- we may not be able to sustain our revenue growth;

- our sales efforts involve considerable time and expense and our sales cycle is often long and unpredictable;

- a limited number of customers account for a substantial portion of our revenue;

- we may not realize the full deal value of our customer contracts;

- we anticipate our operating expenses will continue to increase and we may not be able to maintain profitability in the future;

- our results of operations and our key business measures are likely to fluctuate significantly on a quarterly basis;

- seasonality may cause fluctuations in our results of operations and financial position;

- we may not successfully develop and deploy new technologies (such as technologies incorporating AI) to address the needs of our customers;

- we may not be able to maintain and enhance our brand and reputation;

- our reputation and business may be harmed by news or social media coverage or other external scrutiny of Palantir or our leadership;

- we may be unable to hire, retain, train, and motivate qualified personnel and senior management and deploy our personnel and resources to meet customer demand;

- we may be unable to successfully build, expand, and deploy our marketing and sales organization;

- our platforms are complex and may have a lengthy implementation process;

- exclusive arrangements or unique terms with customers or partners may result in significant risks or liabilities to us;

- we face intense competition in our markets;

- our platforms must operate with third-party products and services;

- the market for our platforms and services may develop more slowly than we expect;

- we may be unable to maintain or properly manage our culture as we grow;

- we may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values;

- joint ventures, channel sales relationships, platform partnerships, and strategic alliances may be unsuccessful;

- we may not be successful in executing our strategy to increase our sales to larger customers;

- breach of the systems of any third parties upon which we rely, our customers' systems, locations, or environments, or our internal systems or unauthorized access to data;

- we have made and may continue to make strategic investments to support key business initiatives, including in privately-held and publicly-traded companies, as well as alternative investments, and we may not realize a return on these investments;

- issues raised by the use of AI (including machine learning, large language, and other generative or agentic AI models and applications, and software functionality to operationalize the foregoing) in our platforms and business may result in reputational harm or liability;

- we depend on computing infrastructure of third parties and they may experience errors, disruption, performance problems, or failure;

- we may fail to adequately obtain, maintain, protect, and enforce our intellectual property and other proprietary rights;

- we may be subject to intellectual property rights claims;

- there may be real or perceived errors, failures, defects, or bugs in our platforms;

- we rely on the availability of third-party technology that may be difficult to replace or that may cause errors;

- our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection, and other matters;

- our non-U.S. sales and operations subject us to additional risks and regulations;

- we may encounter unfavorable outcomes in legal, regulatory, and administrative inquiries and proceedings;

- we may fail to receive and maintain government contracts or there may be changes in the contracting or fiscal policies of the public sector;

- many of our customer contracts may be terminated by the customer at any time for convenience and may contain other provisions permitting the customer to discontinue contract performance;

- there may be a decline in the U.S. and other government budgets, changes in spending or budgetary priorities, or delays in contract awards; and

- the multi-class structure of our common stock, the Founder Voting Trust Agreement, and the Founder Voting Agreement concentrate voting power with certain stockholders, in particular, Stephen Cohen, Alexander Karp, and Peter Thiel (our "Founders") and their affiliates.

Risks Related to Our Business and Industry

We may not be able to sustain our revenue growth in the future.

Although our revenue has increased in recent periods, there can be no assurances that our revenue will continue to grow or do so at current rates, and you should not rely on the revenue of any prior quarterly or annual period as an indication of our future performance. Our revenue growth rate has fluctuated in the past, and may continue to fluctuate in future periods. In addition, as we continue to expand our platform and product offerings, or experience greater adoption of certain of our platform and product offerings, we have and may continue to experience variability in our revenue growth in certain markets or with certain customer segments relative to other markets or customer segments. Many factors may contribute to declines or variability in our revenue growth, including macroeconomic factors, increased competition, slowing demand for our platforms from existing and new customers, a failure by us to continue capitalizing on growth opportunities, terminations of existing contracts or failure to exercise existing options by our customers, and the maturation of our business, among others. If our revenue growth or revenue growth rate declines overall, or with respect to certain areas of our business, our business, financial condition, and results of operations could be adversely affected.

Our sales efforts involve considerable time and expense, and our sales cycle is often long and unpredictable.

Our results of operations may fluctuate, in part, because of the intensive nature of our sales efforts and the length and unpredictability of our sales cycle. As part of our standard sales efforts, we invest considerable time and expense evaluating the specific organizational needs of our potential customers and educating these potential customers about the technical capabilities and value of our platforms and services. We often also provide our platforms to potential customers (including individual users at such customers) at no or low cost initially to them for evaluation purposes through short-term pilot deployments of our platforms, including at bootcamps, and there is no guarantee that we will be able to convert customers from these short-term pilot deployments to longer-term revenue-generating contracts. We may continue to modify and update our sales efforts to meet market demand and the organizational needs of our potential customers, including to implement new go-to-market mechanisms or self-service models, or to collaborate with third party service providers, and any of these changes may not be successful and could increase our operating expenses. In addition, we have grown and may continue to grow our direct sales force, and our sales efforts have historically depended on the significant involvement of our senior management team. The length of our sales cycle, from initial demonstration of our platforms to sale of our platforms and services, tends to be long and varies substantially from customer to customer. Our sales cycle often lasts six to nine months but can extend to a year or more for some customers. Because decisions to purchase our platforms involve significant financial commitments, potential customers generally evaluate our platforms at multiple levels within their organization, each of which often have specific requirements, and typically involve their senior management.

Our results of operations depend on sales to enterprise customers, which make product purchasing decisions based in part or entirely on factors, or perceived factors, not directly related to the features of the platforms, including, among others, that customer's projections of business growth, uncertainty about macroeconomic conditions (including as a result of the ongoing Russia-Ukraine conflict and related economic sanctions, the conflict resulting from Hamas' attack on Israel and the ongoing conflict in the Middle East, fluctuating interest rates, monetary policy changes, foreign currency fluctuations, or the potential or actual imposition of tariffs or other impacts on trade relations), capital budgets, anticipated cost savings from the implementation of our platforms, potential preference for such customer's internally-developed software solutions, perceptions about our business and platforms, more favorable terms offered by potential competitors, and previous technology investments. In addition, certain decision makers and other stakeholders within our potential customers tend to have vested interests in the continued use of internally developed or existing software, which may make it more difficult for us to sell our platforms and services. As a result of these and other factors, our sales efforts typically require an extensive effort throughout a customer's organization, a significant investment of human resources, expense and time, including by our senior management, and there can be no assurances that we will be successful in making a sale to a potential customer. If our sales efforts to a potential customer do not result in sufficient revenue to justify our investments, including our investments in sales and marketing, our business, financial condition, and results of operations could be adversely affected.

Historically, existing customers have expanded their relationships with us, which has resulted in a limited number of customers accounting for a substantial portion of our revenue. If existing customers do not make subsequent purchases from us or renew their contracts with us, or if our relationships with our largest customers are impaired or terminated, our revenue could decline, and our results of operations would be adversely impacted.

We derive a significant portion of our revenue from existing customers that expand their relationships with us. Increasing the size and number of the deployments of our existing customers is a major part of our growth strategy. We may not be effective in executing this or any other aspect of our growth strategy.

Our top three customers together accounted for 16% and 17% of our revenue for the years ended December 31, 2025 and 2024, respectively. Our top three customers by revenue for the year ended December 31, 2025, have been with us for an average of ten years as of December 31, 2025. Certain of our customers, including customers that represent a significant portion of our business, have in the past reduced, and others may choose in the future to reduce, their spend with us or terminated their agreements with us, which has reduced our anticipated future payments or revenue from these customers, and which has required us to refund some previously paid amounts to these customers. It is not possible for us to predict the future level of demand from our larger customers for our platforms and applications.

While we generally offer contract terms of one to five years in length, our customers sometimes enter into shorter-term contracts which may not provide for automatic renewal and may require the customer to opt-in to extend the term. Our customers have no obligation to renew, upgrade, or expand their agreements with us after the terms of their existing agreements have expired. In addition, many of our customer contracts permit the customer to terminate their contracts with us with notice periods of varying lengths. If one or more of our customers terminate their contracts with us, whether for convenience, for default in the event of a breach by us, or for other reasons specified in our contracts, as applicable; if our customers elect not to renew their contracts with us; if our customers renew their contractual arrangements with us for shorter contract lengths or for a reduced scope; or if our customers otherwise seek to renegotiate terms of their existing agreements on terms less favorable to us, our business and results of operations could be adversely affected. This adverse impact would be even more pronounced for customers that represent a material portion of our revenue or business operations.

Our ability to renew or expand our customer relationships may decrease or vary as a result of a number of factors, including our customers' satisfaction or dissatisfaction with our platforms and services, the frequency and severity of software and implementation errors, our platforms' reliability, our pricing, the effects of general economic conditions, competitive offerings or alternatives, or reductions in our customers' spending levels. If our customers do not renew or expand their agreements with us or if they renew their contracts for shorter lengths or on other terms less favorable to us, our revenue may grow more slowly than expected or decline, and our business could suffer. Our business, financial condition, and results of operations would also be adversely affected if we face difficulty collecting our accounts receivable from our customers or if we are required to refund customer deposits.

Achieving renewal or expansion of deployments may require us to increasingly engage in sophisticated and costly sales efforts that may not result in additional sales. In addition, our customers' decisions to expand the deployment of our platforms depends on a number of factors, including general economic conditions, the functioning of our platforms, the ability of our employees to assist our customers in identifying new use cases, modernizing their data architectures, and achieving success with data-driven initiatives, and our customers' satisfaction with our services. If our efforts to expand within our existing customer base are not successful, our business may suffer.

We may not realize the full deal value of our customer contracts, which may result in lower than expected revenue.

As of December 31, 2025, the total remaining deal value, as defined in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Total Remaining Deal Value,* was $11.2 billion. Of our total remaining deal value, as of December 31, 2025, $6.8 billion was the remaining deal value of our contracts with commercial customers and $4.4 billion was the remaining deal value of our contracts with government customers.

Many of these contracts are subject to termination for convenience provisions. Additionally, the U.S. federal government is prohibited from exercising contract options more than one year in advance. As a result, there can be no guarantee that our customer contracts will not be terminated or that contract options will be exercised.

We historically have not realized all of the revenue from the full deal value of our customer contracts, and we may not do so in the future. This is because the actual timing and amount of revenue under contracts included are subject to various contingencies, including exercise of contractual options, customers not terminating their contracts, renegotiation of contracts, and other macroeconomic factors that may potentially inhibit a customer's ability to pay. In addition, delays in the completion of the U.S. government's budgeting process, the use of continuing resolutions, and a potential lapse in appropriations, or similar events in other jurisdictions, have and could in the future adversely affect our ability to timely recognize revenue under certain government contracts. If we are unable to realize all of the revenue from the full deal value of our customer contracts, our financial condition and results of operations could be adversely affected.

If we fail to manage future growth effectively, our business could be harmed.

Since our founding in 2003, we have experienced rapid growth. We operate in a growing market and have experienced, and may continue to experience, significant expansion of our operations. This growth has placed, and may continue to place, a strain on our employees, management systems, operational, financial, and other resources. As we have grown, we have increasingly managed larger and more complex deployments of our platforms and services with a broader base of government and commercial customers. As we continue to grow, we face challenges of integrating, developing, retaining, and motivating our employee base of 4,429 full-time employees as of December 31, 2025 in various countries around the world. In the event of continued growth of our operations, our operational resources, including our information technology systems, our employee base, or our internal controls and procedures may not be adequate to support our operations and deployments. Managing our growth may require significant expenditures and allocation of valuable management resources, improving our operational, financial, and management processes and systems, and effectively expanding, training, and managing our employee base. As our organization continues to grow and operate as a public company, we may find it increasingly difficult to maintain the benefits of our traditional company culture, including our ability to quickly respond to customers, and avoid unnecessary delays that may be associated with a formal corporate structure.

In addition, our prior rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies with global operations in rapidly changing industries.

If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business, financial condition, and results of operations would be harmed. This could negatively affect our business performance or ability to hire or retain personnel in the near- or long-term.

We anticipate our operating expenses will continue to increase and we may not be able to maintain profitability in the future.

While we remain focused on operating efficiently, we anticipate that our operating expenses will continue to increase in the future. As we continue to expand our business, industry verticals, and the breadth of our operations, upgrade our infrastructure, hire additional employees, expand into new markets, invest in research and development, invest in sales and marketing, lease more real estate to accommodate our anticipated future growth, and incur costs associated with general administration, including expenses related to being a public company, we expect that our costs of revenue and operating expenses will continue to increase. To the extent we are successful in increasing our customer base, we may also incur increased expenses or losses because the costs associated with acquiring and growing our customers and with research and development are generally incurred upfront, while our revenue from customer contracts is generally recognized over the contract term. Furthermore, our sales model has historically required us to spend months and invest significant resources working with customers on pilot deployments at no or low cost to them. Though we have integrated shorter, more cost-effective programs such as bootcamps, these initial deployments (including bootcamps) may result in no or minimal future revenue. We may also encounter unforeseen or unpredictable factors, including adverse macroeconomic conditions, unforeseen operating expenses, or other complications or delays, which may result in increased costs, or cause us to generate less revenue from our customers than we anticipated. We may not be able to continue to increase our revenue at a rate sufficient to offset increases in our costs of revenue and operating expenses in the near term or at all, which would prevent us from maintaining profitability in the future. Any failure by us to maintain or increase profitability in the future or achieve our profitability targets could adversely affect our business, financial condition, and results of operations.

Our results of operations and our key business measures are likely to fluctuate significantly on a quarterly basis in future periods and may not fully reflect the underlying performance of our business, which makes our future results difficult to predict and could cause our results of operations to fall below expectations.

Our quarterly results of operations, including cash flows, have fluctuated significantly in the past and are likely to continue to do so in the future. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly results, financial position, and operations are likely to fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may also negatively impact the value of our Class A common stock.

We typically close a large portion of our sales in the last several weeks of a quarter, which impacts our ability to plan and manage margins and cash flows. Our sales cycle is often long, and it is difficult to predict exactly when, or if, we will actually make a sale with a potential customer, particularly large government and commercial customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large sales transactions in a quarter would impact our results of operations and cash flow for that quarter and any future quarters in which revenue from that transaction is lost or delayed. In addition, downturns in new sales may not be immediately reflected in our revenue because we generally recognize revenue over the term of our contracts. The timing of customer billing and payment varies from contract to contract. A delay in the timing of receipt of such collections, or a default on a large contract, may negatively impact our liquidity for the period and in the future. Because a substantial portion of our expenses are relatively fixed in the short term and require time to adjust, our results of operations and liquidity would suffer if revenue fell below our expectations in a particular period.

Other factors that may cause fluctuations in our quarterly results of operations and financial position include, without limitation, those listed below:

- the success of our sales and marketing efforts, including the success of our pilot deployments (including bootcamps);

- our ability to increase our contribution margins;

- the timing of expenses and revenue recognition, including from changes in accounting assumptions or estimates;

- the timing and amount of payments received from our customers;

- termination of one or more large contracts by customers, including for convenience;

- the time and cost-intensive nature of our sales efforts and the length and variability of sales cycles;

- the amount and timing of operating expenses related to the development, maintenance, and expansion of our business and operations;

- the timing and effectiveness of new sales and marketing initiatives;

- changes in our pricing policies or those of our competitors;

- the timing and success of new platforms, products, features, and functionality introduced by us or our competitors;

- interruptions or delays in our operations and maintenance ("O&M") services;

- cyberattacks and other actual or perceived data, privacy, cyber, or physical security breaches or incidents, and related expenses;

- our ability to hire and retain employees, in particular, those responsible for operations and maintenance of and the selling or marketing of our platforms, and develop and retain talented sales personnel who are able to achieve desired productivity levels in a reasonable period of time and provide sales leadership in areas in which we are expanding our sales and marketing efforts;

- the amount and timing of our stock-based compensation expenses;

- the amount and timing of employer payroll taxes related to stock-based compensation resulting from increases in our stock price;

- changes in the way we organize and compensate our employees;

- changes in the way we operate and maintain our platforms;

- unforeseen negative results in operations from our partnerships;

- changes in the competitive dynamics of our industry;

- the cost of and potential outcomes of existing and future claims or litigation, which could have a material adverse effect on our business;

- changes in laws and regulations that impact our business, such as the FASA or the European Union ("EU") AI Act ("EU AIA");

- indemnification payments to our customers or other third parties;

- ability to scale our business with increasing demands;

- the timing of expenses related to any future acquisitions; and

- general economic, regulatory, and market conditions, including the impacts of ongoing conflicts, such as those in Russia-Ukraine, and Israel and the broader Middle East, and any related economic sanctions and regional instability, fluctuating interest rates, monetary policy changes, foreign currency fluctuations, or the potential or actual imposition of tariffs or other impacts on trade relations.

In addition, many of our contracts contain termination for convenience provisions, and we may be obligated to repay prepaid amounts or otherwise not realize anticipated future revenue should we fail to provide products or future services as anticipated. These factors make it difficult for us to accurately predict financial metrics for any particular period.

The variability and unpredictability of our quarterly results of operations, cash flows, or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other key metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the trading price of our Class A common stock could fall, and we could face costly lawsuits. We and certain of our officers and directors were sued in purported class action lawsuits and derivative lawsuits, which could result in substantial costs and a diversion of our management's attention and resources. For additional information see *Note 8. Commitments and Contingencies* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Seasonality may cause fluctuations in our results of operations and financial position.

Historically, the first quarter of our year generally has relatively lower sales, and sales generally increase in each subsequent quarter with substantial increases during our third and fourth quarters ending September 30 and December 31, respectively. We believe that this seasonality results from a number of factors, including:

- the fiscal year end procurement cycle of our government customers, and in particular U.S. government customers which have a fiscal year end of September 30;

- the fiscal year budgeting process for our commercial customers, many of which have a fiscal year end of December 31;

- seasonal reductions in business activity during the summer months in the United States, Europe, and certain other regions; and

- timing of projects and our customers' evaluation of our work progress.

This seasonality has historically impacted and may in the future continue to impact the timing of collections and recognized revenue. Because a significant portion of our customer contracts are typically finalized near the end of the year, and we typically invoice customers shortly after entering into a contract, we may receive a portion of our customer payments near the end of the year and record such payment as an increase in deferred revenue or customer deposits ("contract liabilities"), while the revenue from our customer contracts is generally recognized over the contract term. While we have historically billed and collected payments for multiple contract years from certain customers in advance, we have shifted, and may continue to shift, to collecting payments on an annual or other basis, including in arrears.

While this has been the historical seasonal pattern of our quarterly sales, we believe that our customers' required timing for certain new government or commercial programs requiring new software may outweigh the nature or magnitude of seasonal factors that might have influenced our business to date. As a result, we may experience future growth from additional government or commercial mandates that do not follow the seasonal purchasing and evaluation decisions by our customers that we have historically observed.

For example, increased government spending on technology aimed at national defense, financial or policy regulation, cybersecurity, or healthcare mandates may drive customer demand at different times throughout our year, the timing of which we may not be able to anticipate and may cause fluctuations in our results of operations. The timing of our fiscal quarters and the U.S. federal government's September 30 fiscal year end also may impact sales to governmental agencies in the third quarter of our year, offsetting, at least in part, the otherwise seasonal downturn we have historically observed in later summer months.

Our rapid growth in recent years may obscure the extent to which seasonality trends have affected our business and may continue to affect our business. We expect that seasonality will continue to materially impact our business in the future and may become more pronounced over time. The seasonality of our business may cause continued or increased fluctuations in our results of operations and cash flows, which may prevent us from achieving our quarterly or annual forecasts or meeting or exceeding the expectations of research analysts or investors, which in turn may cause a decline in the trading price of our Class A common stock.

If we do not successfully develop and deploy new technologies (such as technologies incorporating AI) to address the needs of our customers, our business and results of operations could suffer.

Our success has been based on our ability to design software and products that enable the integration of data into a common operating environment to facilitate advanced data analysis, knowledge management, and collaboration. We spend substantial amounts of time and money researching and developing new technologies and enhanced versions of existing features to meet our customers' and potential customers' rapidly evolving needs. There is no assurance that our enhancements to our platforms or our new product features, capabilities, or offerings, including new platforms or product modules, such as our Artificial Intelligence Platform ("AIP"), will, either individually or in the aggregate, be compelling to our customers, gain market acceptance, or have a positive or material impact on our business, financial condition, or results of operations, in each case in a timely or cost-effective manner. For example, we and our peers and competitors are investing more significantly in AI (including machine learning, large language, and other generative and agentic AI models, and software functionality to operationalize the foregoing). There are significant risks involved in deploying AI and there can be no assurance that using AI in our platforms and products will enhance or be beneficial to our business, including our profitability. Further, other companies may develop products that are similar to ours, or adopt and implement AI more successfully or at a quicker pace than us. If our research and development investments do not accurately anticipate customer demand or if we fail to develop our platforms in a manner that satisfies customer preferences or needs in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our platforms.

The introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our platforms obsolete or adversely affect our business, financial condition, and results of operations. We may experience difficulties with software development, design, or marketing that delay or prevent our development, introduction, or implementation of new platforms, features, or capabilities. We have in the past experienced delays in our internally planned release dates of new features and capabilities, and there can be no assurance that new platforms, features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, any of which could harm our business. Moreover, the design and development of new platforms or new features and capabilities to our existing platforms may require substantial investment, and we have no assurance that such investments will be successful. If customers do not widely adopt our new platforms, products, features, and capabilities, we may not be able to realize a return on our investment and our business, financial condition, and results of operations may be adversely affected.

Our new and existing platforms and changes to our existing platforms could fail to attain sufficient market acceptance for many reasons, including:

- our failure to predict market demand accurately in terms of product functionality and to supply offerings that meet this demand in a timely fashion;

- product defects, errors, or failures or our inability to satisfy customer service level requirements;

- negative publicity or negative private statements about the security, performance, or effectiveness of our platforms or product enhancements;

- delays in releasing to the market our new offerings or enhancements to our existing offerings, including new product modules;

- introduction or anticipated introduction of competing platforms or functionalities by our competitors;

- inability of our platforms or product enhancements to scale and perform to meet customer demands or needs;

- receiving qualified or adverse opinions in connection with security or penetration testing, certifications or audits, such as those related to IT controls and security standards and frameworks or compliance;

- poor business conditions for our customers, causing them to delay software purchases;

- reluctance of customers to purchase proprietary software products;

- reluctance of our customers to purchase products hosted by our vendors and/or service interruption from such providers;

- reluctance of customers to purchase products incorporating AI; and

- reluctance of customers to purchase products incorporating open source software.

If we are not able to continue to identify challenges faced by our customers and develop, license, or acquire new features and capabilities to our platforms in a timely and cost-effective manner, or if such enhancements do not achieve market acceptance, our business, financial condition, results of operations, and prospects may suffer and our anticipated revenue growth may not be achieved.

Because we derive, and expect to continue to derive, substantially all of our revenue from customers purchasing our platforms and products, market acceptance of these platforms and products, and any enhancements or changes thereto, is critical to our success.

If we are not able to maintain and enhance our brand and reputation, our relationships with our customers, partners, and employees may be harmed, and our business and results of operations may be adversely affected.

We believe that maintaining and enhancing our brand identity and reputation is important to our relationships with, and to our ability to attract and retain customers, partners, investors, and employees. The successful promotion of our brand depends upon our ability to continue to offer high-quality software, maintain strong relationships with our customers, the community, and others, while successfully differentiating our platforms from those of our competitors. Unfavorable media coverage, or media coverage that creates or enhances misconceptions or falsehoods about our business or contracts, regardless of its accuracy or the reputability of its source, may adversely affect our brand and reputation. We anticipate that as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. If we do not successfully maintain and enhance our brand identity and reputation, we may fail to attract and retain employees, customers, investors, or partners, grow our business, or sustain pricing power, all of which could adversely impact our business, financial condition, results of operations, and growth prospects. Additionally, despite our internal safeguards and efforts to the contrary, and as our platforms and products become more widely accessible, we cannot guarantee that our customers will not ultimately use our platforms for purposes inconsistent with our company values, and such uses may harm our brand and reputation.

Our reputation and business may be harmed by news or social media coverage or other external scrutiny of Palantir or our leadership.

Publicly available information regarding Palantir has historically been limited, in part due to the sensitivity of our work with customers or contractual requirements limiting or preventing public disclosure of certain aspects of our work or relationships with certain customers. As our business has grown and as interest in Palantir and the technology industry overall has increased and we have engaged more actively with media and marketing efforts, we have attracted, and may continue to attract, significant attention from news and social media outlets, including unfavorable coverage and coverage that is not directly attributable to statements authorized by our leadership, that incorrectly reports on statements made by our leadership or employees and the nature of our work, that perpetuates unfounded speculation about company involvements, or that is otherwise misleading. If such news or social media coverage presents, or relies on, inaccurate, misleading, incomplete, or otherwise damaging information regarding Palantir or our leadership, such coverage could damage our reputation in the industry and with current and potential customers, employees, and investors, and our business, financial condition, results of operations, and growth prospects could be adversely affected. Due to the sensitive nature of our work and our confidentiality obligations and despite our ongoing efforts to provide increased transparency into our business, operations, and product capabilities, we may be unable to or limited in our ability to respond to such harmful coverage, which could have a negative impact on our business.

Our relationships with government customers and customers that are engaged in certain sensitive industries, including organizations whose products or activities are or are perceived to be harmful, have resulted in public criticism, including from political and social activists; unfavorable coverage in the media; engagement on these issues from investors and potential customers; and increased security risks. These relationships could also result in exposure to congressional, regulatory, or other government investigations or inquiries, as well as lawsuits from private parties. Activists have also engaged, and may continue to engage, in public protests at our properties and other locations. Actions we may take in response to media coverage, activism, investigations, inquiries, litigation, or to protect from security risks, may divert resources and our management's attention, increase certain operating and other expenses, and further affect our public perception. Activist criticism and government or regulatory inquiries of our relationships with customers could potentially engender dissatisfaction among potential and existing customers, investors, and employees with how we address political and social concerns in our business activities. Conversely, being perceived as yielding to activism targeted at certain customers could damage our relationships with certain customers, including governments and government agencies with which we do business, whose views may or may not be aligned with those of political and social activists. Actions we take in response to the activities of our customers, up to and including terminating our contracts or refusing a particular product use case could harm our brand and reputation. In either case, the resulting harm to our reputation could:

- cause certain customers to cease doing business with us;

- impair our ability to attract new customers, or to expand our relationships with existing customers;

- diminish our ability to recruit, hire, or retain employees;

- undermine our standing in professional communities to which we contribute and from which we receive expert knowledge;

- trigger additional external scrutiny or litigation; or

- prompt us to cease doing business with certain customers.

Any of these factors could adversely impact our business, financial condition, and results of operations.

If we are unable to hire, retain, train, and motivate qualified personnel and senior management, including Alexander Karp, one of our founders and our Chief Executive Officer, and deploy our personnel and resources to meet customer demand around the world, our business could suffer.

Our ability to compete in the highly competitive technology industry depends upon our ability to attract, motivate, and retain qualified personnel. We are highly dependent on the continued contributions and customer relationships of our management, and particularly on the services of Alexander Karp, our Chief Executive Officer. Mr. Karp was part of our founding team and has been integral to our growth since our founding. We believe that Mr. Karp's management experience would be difficult to replace. All of our executive officers and many key personnel are at-will employees and may terminate their employment relationship with us at any time. The loss of the services of our key personnel and any of our other executive officers, and our inability to find suitable replacements, could result in a decline in sales, delays in product development, and harm to our business and operations.

At times, we have experienced, and we may continue to experience, difficulty in hiring and retaining personnel with appropriate qualifications, and we may not be able to fill positions in a timely manner or at all. Our recruiting personnel, methodology, and approach may need to be altered to address a changing candidate pool and profile. We may not be able to identify or implement such changes in a timely manner. In addition, we may incur significant costs to attract and recruit skilled personnel, and we may lose new personnel to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. As we move into new geographies, we will need to attract and recruit skilled personnel in those geographic areas, but it may be challenging for us to compete with traditional local employers in these regions for talent. If we fail to attract new personnel or fail to retain and motivate our current personnel who are capable of meeting our growing technical, operational, and managerial requirements on a timely basis or at all, our business may be harmed.

In addition, certain personnel may be required to receive various security clearances and substantial training in order to work on certain customer engagements or to perform certain tasks. Necessary security clearances may be delayed or unsuccessful, which may negatively impact our ability to perform on our U.S. and non-U.S. government contracts in a timely manner or at all.

Further, potential employees may request to work entirely or partially remotely. For example, though many of our current employees have returned to their offices following the COVID-19 pandemic, some continue to work remotely. There is no guarantee that we will realize any anticipated benefits to our business from this model, including cost savings, operational efficiencies, or productivity. It is also possible that remote work arrangements may have a negative impact on our ability to recruit, train, manage, and retain employees; our operations; our information, data security and cybersecurity; consumer privacy and the risk of fraud; the execution of our business plans; our ability to maintain and strengthen our company culture; the productivity and availability of key personnel and other employees necessary to conduct our business; and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices.

Our success depends on our ability to effectively source and staff people with the right mix of skills and experience to perform services for our customers, including our ability to transition personnel to new assignments on a timely basis. If we are unable to effectively utilize our personnel on a timely basis to fulfill the needs of our customers, our business could suffer. Further, if we are not able to recruit, hire, or retain the talent we need because of increased regulation of immigration or work visas, including limitations placed on the number of visas granted, changes to application processes or fees, limitations on the type of work performed or location in which the work can be performed, and new or higher minimum salary requirements, it could be more difficult to staff our personnel on customer engagements and could increase our costs.

We face intense competition for qualified personnel, especially engineering personnel, in major U.S. markets, where a large portion of our personnel are based, as well as in other non-U.S. markets where we have expanded or expect to expand our non-U.S. operations. We incur costs related to attracting, relocating, and retaining qualified personnel in these highly competitive markets, including leasing real estate in prime areas in these locations and compensation-related expenses. Further, many of the companies with which we compete for qualified personnel have greater resources than we have. If the perceived value of our equity awards declines, or if the mix of equity and cash compensation or the structure and terms of the compensation that we offer is less attractive than that of our competitors, it may adversely affect our ability to recruit and retain highly skilled personnel, and we may incur additional compensation-related expenses to successfully recruit and retain such personnel. Additionally, laws and regulations, such as restrictive immigration laws, may limit our ability to recruit outside of the United States. We seek to retain and motivate existing personnel through our compensation practices, company culture, and career development opportunities. If we fail to attract new personnel or to retain our current personnel, our business and operations could be harmed.

Volatility or lack of appreciation in the trading price of our Class A common stock may also affect our ability to attract and retain qualified personnel. Many of our senior personnel and other key personnel hold equity awards that have vested in part or are exercisable, which could adversely affect our ability to retain these personnel. Personnel may be more likely to leave us if the shares they own or the shares underlying their vested options, restricted stock units ("RSUs"), or other equity awards have significantly appreciated in value. In addition, many of our personnel may be able to receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. Any of these factors could harm our business, financial condition, and results of operations.

If we are unable to successfully build, expand, and deploy our marketing and sales organization in a timely manner, or at all, or to successfully hire, retain, train, and motivate our sales personnel, our growth and long-term success could be adversely impacted.

We have grown, and may continue to grow, our direct sales force and our sales efforts have historically depended on the significant direct involvement of our senior management team, including Mr. Karp. The successful execution of our strategy to increase our sales to existing customers, identify and engage new customers, and enter new U.S. and non-U.S. markets will depend, among other things, on our ability to successfully build and deploy our sales organization and operations. Identifying, recruiting, training, and managing sales personnel requires significant time, expense, and attention, including from our senior management and other key personnel, which could adversely impact our business, financial condition, and results of operations in the short and long term.

In order to successfully scale our unique sales model, we may need to increase the size of our direct sales force, both in the United States and outside of the United States, to generate additional revenue from new and existing customers while preserving the cultural and mission-oriented elements of our company. If we do not hire a sufficient number of qualified sales personnel, our future revenue growth and business could be adversely impacted. It may take a significant period of time before our sales personnel are fully trained and productive, particularly in light of our unique sales model, and there is no guarantee we will be successful in adequately training and effectively deploying our sales personnel. In addition, we have invested, and may need to continue investing, significant resources in our sales operations to enable our sales organization to run effectively and efficiently, including supporting sales strategy planning, sales process optimization, data analytics and reporting, and administering incentive compensation arrangements. Furthermore, hiring personnel in new countries requires additional setup and upfront costs that we may not recover if those personnel fail to achieve full productivity in a timely manner. Our business would be adversely affected if our efforts to build, expand, train, and manage our sales organization are not successful. We periodically change and make adjustments to our sales organization in response to market opportunities, competitive threats, management changes, product introductions or enhancements, acquisitions, sales performance, increases in sales headcount, cost levels, and other internal and external considerations. Any future sales organization changes may result in a temporary reduction of productivity, which could negatively affect our rate of growth. In addition, any significant change to the way we structure and implement the compensation of our sales organization may be disruptive or may not be effective and may affect our revenue growth. If we are unable to attract, hire, develop, retain, and motivate qualified sales personnel, if our new sales personnel are unable to achieve sufficient sales productivity levels in a reasonable period of time or at all, if our marketing programs are not effective or if we are unable to effectively build, expand, and manage our sales organization and operations, our sales and revenue may grow more slowly than expected or materially decline, and our business may be significantly harmed.

Our platforms are complex and may have a lengthy implementation process, and any failure of our platforms to satisfy our customers or perform as desired could harm our business, results of operations, and financial condition.

Our platforms and services are complex and are deployed in a wide variety of network environments. Implementing our platforms can be a complex and lengthy process since we often configure our existing platforms for a customer's unique environment. The inability to meet the unique needs of our customers may result in customer dissatisfaction and/or damage to our reputation, which could materially harm our business. Further, the proper use of our platforms may require training of the customer and the initial or ongoing services of our technical personnel as well as O&M services over the contract term. If training and/or ongoing services require more of our expenditures than we originally estimated, our margins will be lower than projected.

In addition, if our customers do not use our platforms correctly or as intended, inadequate performance or outcomes may result. It is possible that our platforms may also be intentionally misused or abused by customers or their employees or third parties who obtain access and use of our platforms. Similarly, our platforms sometimes are used by customers with smaller or less sophisticated IT departments, potentially resulting in sub-optimal performance at a level lower than anticipated by the customer. Because our customers rely on our platforms and services to address important business goals and challenges, the incorrect or improper use or configuration of our platforms and O&M services, failure to properly train customers on how to efficiently and effectively use our platforms, or failure to properly provide implementation or analytical or maintenance services to our customers may result in contract terminations or non-renewals, reduced customer payments, negative publicity, or legal claims against us. For example, as we continue to expand our customer base, any failure by us to properly provide these services may result in lost opportunities for follow-on expansion sales of our platforms and services.

Furthermore, if customer personnel are not well trained in the use of our platforms, customers may defer the deployment of our platforms and services, may deploy them in a more limited manner than originally anticipated, or may not deploy them at all. If there is substantial turnover of the Company or customer personnel responsible for procurement and use of our platforms, our platforms may go unused or be adopted less broadly, and our ability to make additional sales may be substantially limited, which could negatively impact our business, results of operations, and growth prospects.

Our ability to sell our platforms and satisfy our customers is dependent on the quality of our services, and our failure to offer high quality services could have a material adverse effect on our sales and results of operations.

Once our platforms are deployed and integrated with our customers' existing information technology investments and data, our customers depend on our O&M services to resolve any issues relating to our platforms. Increasingly, our platforms have been deployed in large-scale, complex technology environments, and we believe our future success will depend on our ability to increase sales of our platforms for use in such deployments. Further, our ability to provide effective ongoing services, or to provide such services in a timely, efficient, or scalable manner, may depend in part on our customers' environments and their upgrading to the latest versions of our platforms and participating in our centralized platform management and services.

In addition, our ability to provide effective services is largely dependent on our ability to attract, train, and retain qualified personnel with experience in supporting customers on platforms such as ours. The number of our customers has grown significantly, and that growth has and may continue to put additional pressure on our services teams. Our services teams may need additional personnel to respond to customer demand, and we have, and may in the future continue to, partner with third parties in providing O&M services to our customers. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for our O&M services. We also may be unable to modify the future scope and delivery of our O&M services to compete with changes in the services provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our business and results of operations. In addition, as we continue to grow our operations and expand outside of the United States, we need to be able to provide efficient services that meet our customers' needs globally at scale, and our services teams may face additional challenges, including those associated with operating the platforms and delivering support, training, and documentation in languages other than English and providing services across expanded time-zones. If we are unable to provide efficient O&M services globally at scale, our ability to grow our operations may be harmed, and we may need to hire additional services personnel or partner with third-party organizations, which could increase our expenses, and negatively impact our business, financial condition, and results of operations.

Our customers typically need training in the proper use of and the variety of benefits that can be derived from our platforms to maximize the potential of our platforms. If we do not effectively deploy, update, or upgrade our platforms, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing services, our ability to sell additional products and services to existing customers could be adversely affected, we may face negative publicity, and our reputation with potential customers could be damaged. Many enterprise and government customers require higher levels of service than smaller customers. If we fail to meet the requirements of the larger customers, it may be more difficult to execute on our strategy to increase our penetration with larger customers. As a result, our failure to maintain high quality services may have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

Because we recognize a substantial portion of our revenue from our platforms and O&M services over the contractual term, downturns or upturns in new sales and renewals may not be immediately reflected in our results of operations.

We generally recognize revenue from our platforms and O&M services over the contractual term. As a result, a portion of the revenue we recognize in each quarter is derived from customer contracts generally entered into during previous periods. Consequently, a decline in new or renewed contracts in any single quarter may have an immaterial impact on the revenue that we recognize for that quarter. However, such a decline would negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales or renewals, significant customer terminations, and potential changes in our contracting terms and pricing policies would not be fully reflected in our results of operations until future periods. The timing of our revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales in any given period, as revenue is generally recognized over the applicable contractual term.

Our pricing structures for our platforms and services change from time to time, which could adversely impact our business, financial condition, and results of operations.

We have in the past changed, and we expect that in the future we may change, our pricing models, including as a result of competition, global economic conditions, general reductions in our customers' spending levels, pricing studies, or changes in how our platforms are broadly consumed. Similarly, as we introduce new platforms, products, and services, such as AIP, or as a result of the evolution of our existing platforms, products, and services, we may have difficulty determining the appropriate price structure for our products and services, or customers may request or demand different pricing structures. In addition, as new and existing competitors introduce new products or services that compete with ours, or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our platforms and services to larger organizations, these larger organizations may demand different pricing structures or substantial price concessions. As we expand access to our products to increasingly broad swaths of the market, our pricing model and product and service offerings for such customers have been, and will continue to be, tailored to be attractive for such customers. In addition, we may need to change pricing policies to accommodate government pricing guidelines for our contracts with federal, state, local, and foreign governments and government agencies. If we are unable to modify or develop pricing models and strategies that are attractive to existing and prospective customers, while enabling us to significantly grow our sales and revenue relative to our associated costs and expenses in a reasonable period of time, our business, financial condition, and results of operations may be adversely impacted.

If our customers are not able or willing to accept our product-based business model, instead of a labor-based business model, our business and results of operations could be negatively impacted.

Our platforms are generally offered on a productized basis to minimize our customers' overall cost of acquisition, maintenance, and deployment time. Many of our customers and potential customers are instead generally familiar with the practice of purchasing or licensing software through labor contracts, where custom software is written for specific applications, the intellectual property in such software is often owned by the customer, and the software typically requires additional labor contracts for modifications, updates, and services during the life of that specific software. Customers may be unable or unwilling to accept our model of commercial software procurement. Should our customers be unable or unwilling to accept this model of commercial software procurement, our growth could be materially diminished, which could adversely impact our business, financial condition, results of operations, and growth prospects.

We have entered into, and expect in the future to enter into, agreements with our customers that include exclusivity arrangements or unique contractual, pricing, or payment terms, which may result in significant risks or liabilities to us.

Our contracts with our customers are typically non-exclusive, but we have historically entered into arrangements with our customers and our partners that include exclusivity provisions, and we expect to continue to do so in the future. These exclusivity provisions limit our ability to license our platforms and provide services to specific customers, or to compete in certain geographic markets or industries, which may limit our growth and negatively impact our results. In addition, we have entered into joint ventures and strategic alliances with our customers, as described below, which also limit our ability to compete in certain geographic markets or industry verticals.

We have entered into and may continue to enter into, in limited circumstances, unique contractual, pricing, and payment arrangements with our customers, including some that may be outside of our typical scope of business, including arrangements relating to the receipt of noncash consideration. Our ability to sell or transfer, convert to cash, or realize value from, any noncash consideration we have received, or may receive in the future, in a timely manner or at all, may be limited by, among other things, applicable securities law and regulations, and global market and macroeconomic conditions, which could adversely impact our business, financial condition, cash flows, and results of operations.

We face intense competition in our markets, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets for our platforms are very competitive, and we expect such competition to continue or increase in the future. A significant number of companies are developing products that currently, or in the future may, compete with some or all aspects of our proprietary platforms. We may not be successful in convincing the management teams of our potential customers to deploy our platforms in lieu of existing software solutions or in-house software development projects often favored by internal IT departments or other competitive products and services. In addition, our competitors include large enterprise software companies, government contractors, and system integrators, and we may face competition from emerging companies as well as established companies who have not previously entered this market. Additionally, we may be required to make substantial additional investments in our research, development, services, marketing, and sales functions in order to respond to competition, and there can be no assurance that we will be able to compete successfully in the future.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

- greater name recognition, longer operating histories, and larger customer bases;

- larger sales and marketing budgets and resources and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;

- broader, deeper, or otherwise more established relationships with technology, channel and distribution partners, and customers;

- wider geographic presence or greater access to larger potential customer bases;

- greater focus in specific geographies;

- lower labor and research and development costs;

- larger and more mature intellectual property portfolios; and

- substantially greater financial, technical, and other resources to provide services, to make acquisitions, and to develop and introduce new products and capabilities.

In addition, some of our larger competitors have substantially broader and more diverse product and service offerings and may be able to leverage their relationships with distribution partners and customers based on other products or incorporate functionality into existing products to gain business in a manner that discourages customers from purchasing our platforms, including by selling at zero or negative margins, product bundling, or offering closed technology platforms. Potential customers may also prefer to purchase from their existing provider rather than a new provider regardless of platform performance or features. As a result, even if the features of our platforms offer advantages that others do not, customers may not purchase our platforms. These larger competitors often have broader product lines and market focus or greater resources and may therefore not be as susceptible to economic downturns or other significant reductions in capital spending by customers. If we are unable to sufficiently differentiate our platforms from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance, or value, we may see a decrease in demand for those platforms, which could adversely affect our business, financial condition, and results of operations.

In addition, new, innovative start-up companies and larger companies that are making significant investments in research and development may introduce products that have greater performance or functionality, are easier to implement or use, incorporate technological advances that we have not yet developed, or implemented or may invent similar or superior platforms and technologies that compete with our platforms, such as platforms, products, or services that incorporate AI. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources.

Some of our competitors have made or could make acquisitions of businesses that allow them to offer more competitive and comprehensive solutions. As a result of such acquisitions, our current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote greater resources to bring these products and services to market, initiate or withstand substantial price competition, or develop and expand their product and service offerings more quickly than we do. These competitive pressures in our market, or our failure to compete effectively, may result in fewer orders, reduced revenue and margins, and loss of market share. In addition, it is possible that industry consolidation may impact customers' perceptions of the viability of smaller or even mid-size software firms and consequently customers' willingness to purchase from such firms.

We may not compete successfully against our current or potential competitors. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition and results of operations could be adversely affected. In addition, companies competing with us may have an entirely different pricing or distribution model. Increased competition could result in fewer customer orders, price reductions, reduced margins, and loss of market share, any of which could harm our business and results of operations.

The competitive position of our platforms depends in part on their ability to operate with third-party products and services, and if we are not successful in maintaining and expanding the compatibility of our platforms with such third-party products and services, our business, financial condition, and results of operations could be adversely impacted.

The competitive position of our platforms depends in part on their ability to operate with products and services of third parties, software services, and infrastructure in connection with our work in the public and commercial sectors, including but not limited to, our joint ventures, channel sales relationships, platform partnerships, strategic alliances, and other similar arrangements where applicable. As such, we must continuously modify and enhance our platforms to adapt to changes in, or to be integrated or otherwise compatible with, hardware, software, networking, browser, and database technologies. In the future, one or more companies may choose not to support the operation of their hardware, software, or infrastructure, or our platforms may not support the capabilities needed to operate with such hardware, software, or infrastructure. In addition, to the extent that a third party were to develop software or services that compete with ours, that provider may choose not to support one or more of our platforms. We intend to facilitate the compatibility of our platforms with various third-party hardware, software, and infrastructure by maintaining and expanding our business and technical relationships. For example, in March 2024, we were selected by the U.S. Army to develop and deliver the Tactical Intelligence Targeting Access Node ground station system, the Army's first AI-defined vehicle, which involves coordination with third parties such as hardware manufacturers. If we are not successful in achieving our compatibility goal, our business, financial condition, and results of operations could be adversely impacted.

If the market for our platforms and services develops more slowly than we expect, our growth may slow or stall, and our business, financial condition, and results of operations could be harmed.

The market for our platforms is rapidly evolving. Our future success will depend in large part on the growth and expansion of this market, which is difficult to predict and relies on a number of factors, including customer adoption, customer demand, changing customer needs, the entry of competitive products, the success of existing competitive products, potential customers' willingness to adopt an alternative approach to data collection, storage, and processing and their willingness to invest in new software after significant prior investments in legacy data collection, storage, and processing software. The estimates and assumptions that are used to calculate our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of the organizations covered by our market opportunity estimates will pay for our platforms and services at all or generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasts, our business could fail to grow at the levels we expect or at all for a variety of reasons outside our control, including competition in our industry. Further, if we or other data management and analytics providers experience security breaches or incidents, loss, corruption, or unavailability of or unauthorized access to customer data, disruptions in delivery, or other problems, this market as a whole, including our platforms, may be negatively affected. If software for the challenges that we address does not achieve widespread adoption, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions (including due to ongoing global conflicts and related economic sanctions, fluctuating interest rates, monetary policy changes, or the potential or actual imposition of tariffs or other impacts on trade relations), security or privacy concerns, competing technologies and products, decreases in corporate spending, or otherwise, or, alternatively, if the market develops but we are unable to continue to penetrate it due to the cost, performance, and perceived value associated with our platforms, or other factors, it could result in decreased revenue and our business, financial condition, and results of operations could be adversely affected.

Our culture emphasizes rapid innovation and advancement of successful hires who may in some cases have limited prior industry expertise and prioritizes customer outcomes over short-term financial results, and if we cannot maintain or properly manage our culture as we grow, our business may be harmed.

We have a culture that encourages employees to quickly develop and launch key technologies and platforms intended to solve our customers' most important problems and prioritizes the advancement of employees to positions of significant responsibility based on merit despite, in some cases, limited prior work or industry experience. Much of our hiring into technical roles comes through our internship program or from candidates joining us directly from undergraduate or graduate engineering programs rather than industry hires. Successful entry-level hires are often quickly advanced and rewarded with significant responsibilities, including in important customer-facing roles as project managers, development leads, and product managers. Larger competitors, such as defense contractors, system integrators, and large software and service companies that traditionally target large enterprises typically have more sizable direct sales forces staffed by individuals with significantly more industry experience than our customer-facing personnel, which may negatively impact our ability to compete with these larger competitors. We have historically operated with a relatively flat reporting and organization structure and have few formal promotions. As our business grows and becomes more complex, the staffing of customer-facing personnel, some of whom may have limited industry experience, may result in unintended outcomes or in decisions that are poorly received by customers or other stakeholders. For example, in many cases we launch, at our expense, pilot deployments with customers without a long-term contract in place, and some of those deployments have not resulted in the customer's adoption or expansion of its use of our platforms and services, or the generation of significant, or any, revenue or payments. In addition, as we continue to grow, including geographically, we may find it difficult to maintain our culture.

Our culture also prioritizes customer outcomes over short-term financial results, and we frequently make service and product decisions that may reduce our short-term revenue or cash flow if we believe that the decisions are consistent with our mission and responsive to our customers' goals and thereby have the potential to improve our financial performance over the long term. These decisions may not produce the long-term benefits and results that we expect or may be poorly received in the short term by the public markets, in which case our customer growth and our business, financial condition, and results of operations may be harmed.

We may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values.

We generally do not enter into business with customers or governments whose positions or actions we consider inconsistent with our mission to support Western liberal democracy and its strategic allies. Our decisions to not enter into these relationships may not produce the long-term financial benefits and results that we expect, in which case our growth prospects, business, and results of operations could be harmed. Although we endeavor to do business with customers and governments that are aligned with our mission and values, we cannot predict how the activities and values of our government and private sector customers will evolve over time, and they may evolve in a manner inconsistent with our mission.

We do not work with the Chinese communist party and have chosen not to host our platforms in China, which may limit our growth prospects.

Our leadership believes that working with the Chinese communist party is inconsistent with our culture and mission. We do not consider any sales opportunities with the Chinese communist party, do not host our platforms in China, and impose limitations on access to our platforms in China in order to protect our intellectual property, to promote respect for and defend privacy and civil liberties protections, and to promote data security. Our decision to avoid this large potential market may limit our growth prospects and could adversely impact our business, results of operations, and financial condition, and we may not compete successfully against our current or potential competitors who choose to work in China.

Joint ventures, channel sales relationships, platform partnerships, and strategic alliances may have a material adverse effect on our business, results of operations and prospects.

We expect to continue to enter into joint ventures, channel sales relationships (including original equipment manufacturer and reseller relationships), platform partnerships, and strategic alliances (including teaming agreements) as part of our long-term business strategy. Joint ventures, channel sales relationships, platform partnerships, strategic alliances, and other similar arrangements involve significant investments of both time and resources, and there can be no assurances that they will be successful. They may present significant challenges and risks, including that they may not advance our business strategy, we may get an unsatisfactory return on our investment or lose some or all of our investment, they may distract management and divert resources from our core business, including our business development and product development efforts, they may expose us to additional or unexpected liabilities, including as a result of partnering with entities in new or unfamiliar territories or markets, they may conflict with our sales hiring and direct sales strategy, or we may choose a partner that does not cooperate as we expect them to and that fails to meet its obligations or that has economic, business, or legal interests or goals that are inconsistent with ours. For example, in November 2019, we created a jointly controlled entity in Japan with SOMPO Holdings, Inc., in which we subsequently obtained a controlling interest in November 2022. For more information see *Note 14. Business Combinations* in the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 20, 2024. We also created a jointly-owned entity in South Korea with HD Hyundai Co. Ltd. in December 2022 in which we have a controlling interest. We believe these arrangements offer our business strategic operational advantages within Japanese and Korean markets, but they also limit our ability to independently sell our platforms, provide certain services, engage certain customers, or compete in Japanese and Korean markets or related industry verticals, which in turn limits our opportunities for growth in Japan and Korea and, depending on the success of each respective entity, may negatively impact our results. Furthermore, since 2020, we have entered into channel sales relationships and strategic alliances with various global system integrators that we believe provide us with more diverse go-to-market opportunities and access to a wider base of potential customers and pool of qualified subcontractor personnel that we can call upon to enhance and augment our implementation and engineering services.

When we enter into such relationships, our partners may be required to undertake some portion of sales, marketing, implementation services, engineering services, or software configuration that we would otherwise provide. In such cases, our partner may be less successful than we would have otherwise been absent the arrangement and our ability to influence, or have visibility into, the sales, marketing, and related efforts of our partners may be limited. In the event we enter into an arrangement with a particular partner, we may be less likely (or unable) to work with one or more direct competitors of our partner with which we would have worked absent the arrangement. We may have interests that are different from our partners and/or which may affect our ability to successfully collaborate with a given partner. In addition, customer satisfaction with our products provided in connection with these arrangements may be less favorable than anticipated, negatively impacting anticipated revenue growth and results of operations of arrangements in question. Further, some of our strategic partners offer competing products and services or work with our competitors. As a result of these and other factors, many of the companies with which we have or are seeking joint ventures, channel sales relationships, platform partnerships, or strategic alliances may choose to pursue alternative technologies and develop alternative products and services in addition to or in lieu of our platforms, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with these partners, our ability to compete in a given marketplace, secure certain customer contracts (including contracts for large or complex government procurement programs), or to grow our revenue would be impaired, and our results of operations may suffer. Even if we are successful in establishing and maintaining these relationships with our partners, we cannot assure you that these relationships will result in increased customer usage of our platforms or increased revenue. Additionally, if our partners' brand, reputation, or products are negatively impacted in any way, that could impact our expected outcomes in those markets.

Entry into certain joint ventures, channel sales relationships, platform partnerships, or strategic alliances now or in the future may be subject to government regulation, including review by U.S. or foreign government entities related to foreign direct investment. If a joint venture or similar arrangement were subject to regulatory review, such regulatory review might limit our ability to enter into the desired strategic alliance and thus our ability to carry out our long-term business strategy.

As our joint ventures, channel sales relationships, platform partnerships, and strategic alliances come to an end or terminate, we may be unable to renew or replace them on comparable terms, or at all. Furthermore, one or more of our partners in such a relationship may independently suffer a bankruptcy or other economic hardship that negatively affects its ability to continue as a going concern or successfully perform on its obligation under the arrangement. Winding down joint ventures, channel sales relationships, platform partnerships, or other strategic alliances can result in additional costs, litigation, and negative publicity. Any of these events could adversely affect our business, financial condition, results of operations, and growth prospects.

If we are not successful in executing our sales strategy, our results of operations may suffer.

An important part of our growth strategy is to increase sales of our platforms to large enterprises and government entities. Sales to large enterprises and government entities involve risks that may not be present (or that are present to a lesser extent) with sales to small-to-mid-sized entities. These risks include:

- increased leverage held by large customers in negotiating contractual arrangements with us;

- changes in key decision makers within these organizations that may negatively impact our ability to negotiate in the future;

- customer IT departments may perceive that our platforms and services pose a threat to their internal control and advocate for legacy or internally developed solutions over our platforms;

- resources may be spent on a potential customer that ultimately elects not to purchase our platforms and services;

- challenges in successfully identifying, evaluating, and collaborating or teaming with one or more third-party partners or suppliers in order to jointly pursue, secure, and perform under large or complex customer contracts, including certain government procurement programs;

- more stringent requirements in our service contracts, including stricter service response times, and increased penalties for any failure to meet service requirements;

- increased competition from larger competitors, such as defense contractors, system integrators, or large software and service companies that traditionally target large enterprises and government entities and that may already have purchase commitments from those customers; and

- less predictability in completing some of our sales than we do with smaller customers.

Large enterprises and government entities often undertake a significant evaluation process that results in a lengthy sales cycle, in some cases over twelve months, requiring approvals of multiple management personnel and more technical personnel than would be typical of a smaller organization. Due to the length, size, scope, and stringent requirements of these evaluations, we typically provide short-term pilot deployments of our platforms, or one or more bootcamps, to prospective customers at no or low cost initially. We sometimes spend substantial time, effort, and money in our sales efforts without producing any sales. The success of the investments that we make in the earlier stages of our sales cycle depends on factors such as our ability to identify potential customers for which our platforms have an opportunity to add significant value to the customer's organization, our ability to identify and agree with the potential customer on an appropriate pilot deployment to demonstrate the value of our platforms, and whether we successfully execute on such pilot deployment. Even if the pilot deployment is successful, we or the customer could choose not to enter into a larger contract for a variety of reasons. For example, product purchases by large enterprises and government entities are frequently subject to budget constraints, leadership changes, multiple approvals, and unplanned administrative, processing, and other delays, any of which could significantly delay or entirely prevent our realization of sales. Finally, large enterprises and government entities typically (i) have longer implementation cycles, (ii) require greater product functionality and scalability and a broader range of services, including design services, (iii) demand that vendors take on a larger share of risks, (iv) sometimes require acceptance provisions that can lead to a delay in revenue recognition, (v) typically have more complex IT and data environments, and (vi) expect greater payment flexibility from vendors. Customers, and sometimes we, may also engage third parties to be the users of, or to integrate their products and services with, our platforms, which may result in contractual complexities and risks, require additional investment of time and human resources to train or work with the third parties and allow third parties (who may be building competitive projects or engaging in other competitive activities, or may not have appropriate organizational or technical expertise) to influence our customers' perception of our platforms. All these factors can add further risk to business conducted with these customers. If sales expected from a large customer for a particular quarter are not realized in that quarter or at all, our business, financial condition, results of operations, and growth prospects could be materially and adversely affected.

In addition, part of our growth strategy involves supporting a broader set of potential customers. Sales to such customers involve risks that vary from those present with sales to large or otherwise established organizations, due to their limited operating history, limited resources for adopting new technologies, and uncertain resources for future operations, among other things. Accordingly, we will continue to refine our business strategy and pricing structures to attract and retain such customers, as well as existing and larger customers across the potential customer base. There is no guarantee that our existing or proposed business strategies, including subscription-based or usage-based pricing structures, will achieve broad adoption by current or prospective customers or be appropriately structured to attract and retain other potential customers across the customer base.

If we are not successful in executing our sales strategy, our business, financial condition, results of operations, and growth prospects could be adversely affected.

We will face risks associated with the growth of our business in new commercial markets and with new customer verticals, and we may neither be able to continue our organic growth nor have the necessary resources to dedicate to the overall growth of our business.

We plan to continue to expand our operations in new commercial markets, including those where we may have limited operating experience, and may be subject to increased business, technology and economic risks that could affect our financial results. In recent periods, we have increased our focus on commercial customers. In the future, we may increasingly focus on such customers, including in the banking, financial services, healthcare, pharmaceutical, manufacturing, telecommunication, automotive, airlines and aerospace, consumer packaged goods, insurance, retail, transportation, shipping and logistics, energy, mining, and other emerging industries. We have also increased our focus on new technologies, such as AI. Entering new verticals, expanding in the verticals in which we are already operating, and expanding our offerings will continue to require significant resources and there is no guarantee that such efforts will be successful or beneficial to us. Historically, sales to new customers have often led to additional sales to the same customers or similarly situated customers. As we expand into and within new and emerging markets and heavily regulated industry verticals and technologies, we will likely face additional regulatory scrutiny, risks, and burdens from the governments and agencies which regulate those markets, industries, and technologies. While this approach to expansion within new commercial markets and verticals has proven successful in the past, it is uncertain we will achieve the same penetration and organic growth in the future and our reputation, business, financial condition, and results of operations could be negatively impacted.

In the future, we may not be able to secure the financing necessary to operate and grow our business as planned, or to make acquisitions.

In the future, we may seek to raise or borrow additional funds to expand our product or business development efforts, make acquisitions or otherwise fund or grow our business and operations. Our existing revolving credit facility, as amended, matures in March 2027 and provides for total commitments of up to $500.0 million, all of which are undrawn as of the date of this Annual Report on Form 10-K. Any interest or facility payments are generally due and payable quarterly. Additional equity or debt financing may not be available on favorable terms, or at all.

Historically, we have funded our operations and capital expenditures primarily through cash flows from operations, equity issuances, and proceeds from option exercises. Although we currently anticipate that our cash flows generated from operations, available funds, and access to financing sources, including our undrawn credit facility, will be sufficient to meet our cash needs for at least the next twelve months, we may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our stockholders may experience significant dilution of their ownership interests. Additionally, tightening of portions of the credit markets and fluctuating interest rates continue to negatively impact the capital raising environment. If adequate funds are not available on acceptable terms, or at all, we may be unable to, among other things:

- develop new platforms, products, features, capabilities, and enhancements;
- continue to expand our product development, sales, and marketing organizations;
- recruit, hire, train, and retain employees;
- respond to competitive pressures or unanticipated working capital requirements; or
- pursue acquisitions or other growth or investment opportunities.

Our inability to take any of these actions because adequate funds are not available on acceptable terms could have an adverse impact on our business, financial condition, results of operations, and growth prospects.

Our debt agreements contain restrictions that may limit our flexibility in operating our business.

Our credit agreement and related documents, including our pledge and security agreements, contain, and instruments governing any future indebtedness of ours would likely contain, a number of covenants that will impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

- create liens on certain assets;
- incur additional debt;
- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
- sell certain assets;
- pay dividends on or make distributions in respect of our capital stock;
- place restrictions on certain activities of subsidiaries;
- transact with our affiliates; and
- use a portion of our cash resources.

Any of these restrictions could limit our ability to plan for or react to market conditions and could otherwise restrict corporate activities. Any failure to comply with these covenants could result in a default under our credit facility or instruments governing any future indebtedness of ours. Additionally, our credit facility is secured by substantially all of our assets. Upon a default, unless waived, the lenders under our credit facility could elect to terminate their commitments and cease making further loans, and, when amounts are outstanding, foreclose on our assets pledged to such lenders to secure our obligations under our credit agreement and force us into bankruptcy or liquidation. In addition, a default under our credit facility could trigger a cross default under agreements governing any future indebtedness. If we experience a default under our credit facility or instruments governing our future indebtedness, our business, financial condition, and results of operations may be adversely impacted.

In addition, a portion of our cash is pledged as cash collateral for letters of credit and bank guarantees which support certain of our real estate leases, customer contracts, and other guarantees and financing obligations. While these obligations remain outstanding and are cash collateralized, we do not have access to and cannot use the pledged cash for our operations or to repay our other indebtedness. As of December 31, 2025, we were in compliance with all covenants and restrictions associated with our credit facility.

Variable rate indebtedness that we may incur under our credit facility will subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

As of December 31, 2025, no borrowings were outstanding under our credit facility. Any borrowings under the credit facility bear interest at variable rates, which would expose us to interest rate risk. Our loans under our credit facility would incur interest at the Secured Overnight Financing Rate ("SOFR") as administered by the Federal Reserve Bank of New York, or a successor administrator of the SOFR (or the applicable benchmark replacement) plus 2.00% or a base rate plus 1.00%, subject to certain adjustments, and would generally be payable quarterly.

We have invested in, and may in the future acquire or invest in, companies and technologies, which may divert our management's attention, and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or investments. We are subject to risks associated with our investments, including a partial or complete loss of invested capital.

As part of our business strategy, we have engaged in strategic transactions and alternative investments in the past and expect to evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. We also may enter into relationships with other businesses to complement or expand our products or our ability to provide services. An acquisition, investment or business relationship may result in unforeseen risks, operating difficulties and expenditures, including the following:

- any such transactions may negatively affect our financial results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to such transactions;

- costs and potential difficulties associated with the requirement to test and assimilate the internal control processes of the acquired business;

- we may encounter difficulties or unforeseen expenditures assimilating or integrating the businesses, technologies, infrastructure, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us or if we are unable to retain key personnel, if their technology is not easily adapted to work with ours, or if we have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise;

- we may not realize the expected benefits of the transaction;

- an acquisition may disrupt our ongoing business, divert resources, increase our expenses, result in unfavorable public perception, and distract our management;

- an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

- the potential impact on relationships with existing customers, vendors, and distributors as business partners as a result of acquiring another company or business that competes with or otherwise is incompatible with those existing relationships;

- the potential that our due diligence of the applicable company or business does not identify significant problems or liabilities, or that we underestimate the costs and effects of identified liabilities;

- exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, the transaction, including but not limited to claims from former employees, customers, or other third parties, which may differ from or be more significant than the risks our business faces;

- potential goodwill impairment charges related to acquisitions;

- we may encounter difficulties in, or may be unable to, successfully sell any acquired products;

- the transaction may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

- an acquisition may require us to comply with additional laws and regulations, or to engage in substantial remediation efforts to cause the acquired company to comply with applicable laws or regulations, or result in liabilities resulting from the acquired company's failure to comply with applicable laws or regulations;

- our use of cash to pay for the transaction would limit other potential uses for our cash;

- if we incur debt to fund such a transaction, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants; and

- to the extent that we issue a significant amount of equity securities in connection with such transactions, existing stockholders may be diluted and earnings per share may decrease.

We have accepted, and may continue to accept, securities as noncash consideration or invest in securities, including but not limited to in connection with customer contracts, partnerships, or strategic investments. For example, we have made, and may continue to make, strategic investments pursuant to certain approved agreements ("Investment Agreements") to purchase, or commit to purchase, shares of various entities, including special purpose acquisition companies and/or other privately-held or publicly-traded entities (each, an "Investee," and such purchases, the "Investments"); however, we do not currently anticipate entering into new Investment Agreements to purchase, or commit to purchase, securities of special purpose acquisition companies. Our ability to sell or transfer, or realize value from noncash consideration and our investments may be limited by applicable securities laws and regulations, including the requirement that offers or sales of securities must be registered with the SEC pursuant to applicable laws or qualify for an exemption from such registration, and our ability to liquidate and realize value from our equity securities may be negatively and materially impacted by any delays or limitations on our ability to offer, sell, or transfer such equity securities. In addition, certain of our equity securities are speculative in nature and may be volatile or decline in value or be entirely lost. We have realized, and may continue to realize, losses related to these equity securities, which could have a negative impact on our future financial position, results of operations, earnings per share, and cash flows.

Additionally, in connection with approving and signing the Investment Agreements, we and each Investee or an associated entity entered into a commercial contract for access to our products and services (collectively, the "Strategic Commercial Contracts"). The total value of Strategic Commercial Contracts, which is calculated as the sum of the cumulative revenue recognized from Strategic Commercial Contracts and the remaining deal value of such contracts, was $326.1 million, with no remaining contractual options, as of December 31, 2025. When determining the total value of these Strategic Commercial Contracts, we assess customers' financial condition, including the consideration of their ability and intention to pay, and whether all or some portion of the value of the contracts continue to meet the criteria for revenue recognition, among other factors. Certain companies with which we have entered into commercial contracts have been, and may continue to be, unable to generate sufficient revenues or profitability or to access any necessary financing or funding in a timely manner or on favorable terms to them, which has negatively impacted, and may continue to negatively impact, our expected revenue and collections. These companies are generally engaged in businesses that involve novel and unproven technologies, products, and services and such companies have been, and may continue to be, unable to perform all or some of their obligations under any commercial contracts that we enter into with them in a timely manner or at all. For example, some of our early-stage Investee customers filed for bankruptcy or terminated their contracts with us, and the remaining value of the commercial contracts with such customers that is not expected to be recognized as revenue has been excluded from the total value of Strategic Commercial Contracts above. As of December 31, 2025, the cumulative amount of revenue recognized from Strategic Commercial Contracts was $321.5 million, of which $15.3 million was recognized by us during the fiscal year ended December 31, 2025.

The occurrence of any of these risks could have a material adverse effect on our business, results of operations, and financial condition. Moreover, we cannot assure you that we would not be exposed to unknown liabilities.

Risks Related to Intellectual Property, Information Technology, Data Privacy, and Security

If any of the systems of any third parties upon which we rely, our customers' systems, locations, or environments, or our internal systems, are breached or if unauthorized access to customer, third-party, or our data is otherwise obtained, public perception of our platforms and O&M services may be harmed, and we may lose business and incur losses or liabilities.

Our success depends in part on our ability to provide effective data security protection in connection with our technology platforms and services, and we rely on information technology networks and systems to securely store, transmit, index, and otherwise process electronic information. Because our platforms and services are used by our customers to store, transmit, index, or otherwise process and analyze large data sets that often contain proprietary, confidential, and/or sensitive information (including in some instances personal or identifying information, personal health information, government classified information, and other information subject to regulatory or statutory control or requirements), our software is perceived as an attractive target for attacks by computer hackers or others seeking unauthorized access, and our software faces threats of unintended exposure, exfiltration, alteration, deletion, loss, or unavailability of data. Additionally, because many of our customers use our platforms to store, transmit, and otherwise process proprietary, confidential, or sensitive information, and complete mission critical tasks, they have a lower risk tolerance for security vulnerabilities in our platforms and services than for vulnerabilities in other, less critical, software products and services.

Our platforms and services operate in conjunction with, and we are dependent upon, third-party products and components across a broad ecosystem, including our customer environments. There have been and may continue to be significant attacks on certain third-party providers, and we cannot guarantee that our or any third-party providers' systems, networks, products, or components have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support or otherwise interface with us and our platforms and services. Furthermore, changes such as configurations, updates or upgrades of third-party products or services have introduced and may in the future introduce or exacerbate vulnerabilities that may compromise our systems or those of our customers. If there is a security vulnerability, error, or other bug in one of these products or components and if there is a security exploit targeting them, we could face increased costs, claims, liability, reduced revenue, and harm to our reputation or competitive position. The natural sunsetting or phasing out of third-party products and operating systems that we use requires that our infrastructure teams reallocate time and attention to migration and updates, during which period potential security vulnerabilities could be exploited. In addition, the locations or environments in which our software is deployed have expanded, and may continue to expand, including on customer networks, on-premises at customer sites, on edge devices, on mobile devices, in data centers, in colocation spaces or in other locations or environments that we do not maintain or operate. In such locations or environments, we may not have full control over how our platforms and products are deployed, managed, or secured, our standards for information security may not be met, and our ability to deploy certain security features and controls may be limited. These locations and environments may be more vulnerable to cybersecurity attacks, phishing attacks, viruses, malware, ransomware, and hacking, or similar breaches and incidents, including those from nation-state actors or affiliated actors, and such attacks could harm our customers' ability to operate and perform their obligations under our contracts, or result in increased costs or liabilities, a perceived or actual security breach of our platforms, or harm to our business and reputation. Moreover, if our platforms and products are not appropriately deployed, managed, and secured in these locations or environments, or such locations or environments are not appropriately secured or experience cybersecurity attacks or other security breaches or incidents, our platforms and products could be compromised, inappropriately accessed or acquired, or undergo unauthorized use, copying, and distribution, and reverse engineering of our intellectual property, which could adversely affect our business, financial condition, and results of operations. Further, certain of our platforms and services now allow customers to deploy their own applications in our environments, for example via our FedStart offering. These third-party applications have been built outside of our platforms or environments utilizing security procedures, techniques, and controls that may not meet our standards for information security, or may contain exploitable defects, errors, or bugs that could result in failures, disruptions, cybersecurity attacks, or other security breaches or incidents. Further, as we increase the number of customers we serve on our cloud environment, the likelihood increases that some usage of our products may occur that violates our terms of service or is otherwise improper or perceived as improper, which could cause reputational damage and adversely affect our business, financial condition, and results of operations.

We, and the third-party vendors upon which we rely, have experienced, and may in the future experience, cybersecurity attacks and threats, including threats or attempts to disrupt our information technology infrastructure and unauthorized attempts to gain access to sensitive or confidential information. Our and our third-party vendors' technology systems have been, and in the future may be, damaged, disrupted, or compromised by harmful events, including malicious activities, natural occurrences, inadvertent errors, cybersecurity incidents or cyberattacks (including computer viruses, ransomware, and other malicious and destructive code, phishing attacks, and denial of service attacks), physical or electronic security breaches and incidents, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, and human error. Such attacks or security breaches or incidents may be perpetrated by internal bad actors, such as employees or contractors, or by third parties (including traditional computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threats can employ a wide variety of methods and techniques, may include the use of social engineering techniques or supply-chain attacks, are constantly evolving, and have become increasingly complex and sophisticated, all of which increase the difficulty of detecting and successfully defending against them. Furthermore, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we and our third-party vendors may not have the capacity to immediately detect such efforts, may be unable to anticipate these techniques, or may be unable to implement adequate preventative measures. Although prior known cyberattacks directed at us have not had a material impact on our financial results, and we are continuing to bolster our threat detection and mitigation processes and procedures, our security measures may be circumvented and we cannot guarantee that past, future, or ongoing cyberattacks or other security breaches or incidents against us or a third party, if successful, will not have a material impact on our business or financial results, whether directly or indirectly. Further, the practical security prioritization decisions we make based on our assessment of potential risks may not be successful in identifying or mitigating cyberattacks or other security breaches or incidents that could result in material impacts.

We have provided, and may continue to provide, our platforms, products, personnel, and services to support operations in conflict zones. Such zones are subject to, among other things, political uncertainty, geopolitical tensions, and military actions, such as those associated with the ongoing Russia-Ukraine, and Israel and broader Middle East conflicts. As a result, we and our third-party vendors have been vulnerable to a heightened risk of, and have been exposed to, cybersecurity attacks, phishing attacks, viruses, malware, ransomware, hacking or similar breaches and incidents, including increasingly sophisticated threats, from nation-state actors or affiliated actors, including attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell, and distribute our products and services. While we have security measures in place to protect our information and our customers' information and to prevent data loss and other security breaches and incidents, we have not always been able to do so and there can be no assurance that in the future we will be able to anticipate or prevent security breaches or incidents, or intentional or unintentional action or inaction by employees or third parties, which may result in unauthorized access of our information technology systems or the information technology systems of the third-party vendors upon which we rely. Despite our implementation of network security measures and internal information security policies, data stored on personnel computer systems is also vulnerable to similar security breaches and incidents, unauthorized tampering, bad actors, or human error.

If an actual or perceived breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity attack, threat, or incident occurs, we may face direct or indirect liability, costs, or damages, including expenses related to responding and/or alleviating an actual or perceived breach or other incident, contract termination, our reputation in the industry and with current and potential customers may be compromised, our ability to attract new customers could be negatively affected, our management's attention could be diverted, and our business, financial condition, and results of operations could be materially and adversely affected.

Further, unauthorized access to our or our third-party vendors' information technology systems or data or other security breaches or incidents could result in the loss, corruption, or unavailability of information; significant remediation costs; litigation, disputes, regulatory action, or investigations that could result in damages, material fines, and penalties; indemnity obligations; interruptions in the operation of our business, including our ability to provide new product features, new platforms, or services to our customers; damage to our operation technology networks and information technology systems; and other liabilities. Moreover, our remediation efforts may not be successful. Any or all of these issues, or the perception that any of them have occurred, could negatively affect our ability to attract new customers, cause existing customers to terminate or not renew their agreements, hinder our ability to obtain and maintain required or desirable cybersecurity certifications, and result in reputational damage, any of which could materially adversely affect our results of operations, financial condition, and future prospects. There can be no assurance that any limitations of liability provisions in our license arrangements with customers or in our agreements with vendors, partners, or others would be enforceable, applicable, or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

We maintain cybersecurity insurance and other types of insurance, subject to applicable deductibles and policy limits, but our insurance may not be sufficient to cover all costs associated with a potential data security incident. We also cannot be sure that our existing general liability insurance coverage and coverage for cyber liability or errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims or that the insurer will not deny coverage as to any future claim as a result of inapplicability of coverage or administrative or procedural issues. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could harm our financial condition.

Issues raised by the use of AI (including machine learning, large language, and other generative or agentic AI models, and software functionality to operationalize the foregoing) in our platforms and business may result in reputational harm or liability.

AI is enabled by or integrated into some of our technology platforms and is a significant and growing element of our business. We have also incorporated AI into certain operations within our business, including by using our platforms for internal functions, and have developed internal policies and technological capabilities to govern AI use. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms and models may be flawed. Datasets in AI training, development, or operations may be insufficient, of poor quality, reflect unwanted forms of bias, or raise other legal concerns (such as concerns regarding copyright protections and other intellectual property claims). Inappropriate or controversial data practices by, or practices reflecting inherent biases of, data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. Third-party AI capabilities that can be integrated with our platforms could also produce false or "hallucinatory" inferences about customer data or enterprises, or other information or subject matter. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient, unreliable, or inaccurate, we could be subject to competitive harm, potential legal liability, including under existing, forthcoming, or proposed legislation regulating AI in jurisdictions such as the EU, and brand or reputational harm. The rapid evolution of AI and its evolving regulatory landscape may also require additional resources to develop, test, and maintain our platforms and products to help ensure that AI is implemented appropriately in order to minimize unintended or harmful impact, which may be costly and may not produce the benefits and results that we expect. Increased development and use of AI has also led to a strain on energy resources, which could lead to increased expenses or limited availability of resources needed for our business and operations.

Some AI scenarios present ethical issues, and the enablement or integration of AI into our platforms may subject us to new or heightened legal, regulatory, ethical, or other challenges, the application or interpretation of which are complex and will likely continue to evolve. Moreover, AI, including our use of AI, may create additional cybersecurity risks or increase existing cybersecurity risks, and may result in, or increase impacts of, cyberattacks, security breaches, phishing attacks, personal data breaches, or other incidents. For example, threat actors are increasingly using tools and techniques that circumvent controls, evade detection, and remove forensic evidence, which means that we and others may be unable to anticipate, detect, deflect, contain or recover from cyberattacks in a timely or effective manner. As AI capabilities improve and are increasingly adopted, we may see cyberattacks crafted with an AI tool to attack information systems by creating more effective phishing emails or social engineering and by exploiting vulnerabilities in electronic security programs utilizing false image or voice recognition. In addition, enhanced risk of cyberattacks could be a result of us or a third party incorporating the output of an AI tool, such as malicious code from an AI generated source code.

Our technologies and business practices are designed to mitigate many of these risks. For example, our platforms include data and AI use case governance, machine learning modeling, as well as model testing and evaluation tools which help to regulate and limit user access to data sets and develop, deploy, and manage more effective and responsible AI capabilities. However, if these controls are not properly implemented by, or for, our customers, or if we enable or offer AI solutions that are controversial or problematic because of their purported or real impact on fundamental rights, privacy, employment, or other societal issues, we may experience brand or reputational harm, as well as regulatory or legal scrutiny. There can be no assurance that the technologies and business practices we have designed will sufficiently mitigate the risks presented by the growing use of AI in our platforms and business.

We depend on computing infrastructure operated by Amazon Web Services ("AWS"), Microsoft, and other third parties to support some of our customers and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition, and results of operations.

We rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as AWS and Microsoft Azure, in order to host or operate some or all of certain key technology platform features or functions of our business, including our cloud-based services (including Palantir Cloud, as defined in the section titled "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations*"), customer relationship management activities, billing and order management, cybersecurity program, and financial accounting services. Additionally, we rely on computer hardware purchased in order to deliver our platforms and services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that our platforms become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our platforms, cause our platforms to fail, our revenue and margins could decline, or our reputation and brand could be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers which may not be compensated by our third-party providers which are responsible for the liability.

We have experienced, and may in the future experience, disruptions, failures, data loss, corruption, unavailability, outages, and other performance problems with our infrastructure or cloud-based offerings due to a variety of factors, which have included or may in the future include infrastructure changes, introductions of new functionality, human or software errors, employee misconduct, capacity constraints, denial of service attacks, phishing attacks, computer viruses, ransomware, and other malicious or destructive code, or other security-related incidents, and our disaster recovery planning may not be sufficient for all situations. If we experience disruptions, failures, data loss, outages, or other performance problems, our business, financial condition, and results of operations could be adversely affected.

Our systems and the third-party systems upon which we and our customers rely are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, cybersecurity threats, terrorist attacks, such as the conflict resulting from Hamas' attack on Israel, natural disasters, public health crises, geopolitical tensions such as those that may be caused by the ongoing Russia-Ukraine conflict, or acts of misconduct. Moreover, we have business operations in the San Francisco Bay Area, which is a seismically active region. Despite any precautions we may take, the occurrence of a catastrophic event or other unanticipated problems at our or our third-party vendors' hosting facilities, or within our systems or the systems of third parties upon which we rely, could result in interruptions, performance problems, or failure of our infrastructure, technology, or platforms, which may adversely impact our business. In addition, our ability to conduct normal business operations could be severely affected. In the event of significant physical damage to one of these facilities, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. In addition, any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business.

Furthermore, our platforms are in many cases important or essential to our customers' operations, including in some cases, their cybersecurity or oversight and compliance programs, and subject to service level agreements ("SLAs"). Any interruption in our service, whether as a result of an internal or third-party issue, could damage our brand and reputation, cause our customers to terminate or not renew their contracts with us or decrease use of our platforms and services, require us to indemnify our customers against certain losses, result in our issuing credit or paying penalties or fines, subject us to other losses or liabilities, cause our platforms to be perceived as unreliable or unsecure, and prevent us from gaining new or additional business from current or future customers, any of which could harm our business, financial condition, and results of operations.

Moreover, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition, and results of operations could be adversely affected. The provisioning of additional cloud hosting capacity or upgrading technology, infrastructure, and software applications each require lead time and resources. AWS, Microsoft Azure, and other third parties have no obligation to renew their agreements with us on commercially reasonable terms, or at all. In addition, if we fail to meet the minimum usage commitments we have in place with third-party cloud hosting providers, we may be required to pay certain penalties or fees, including the difference between the minimum usage commitments and our actual usage, which could negatively affect our financial condition and results of operations. If AWS, Microsoft Azure, or other third parties increase pricing terms, terminate or seek to terminate our contractual relationship, establish more favorable relationships with our competitors, change or interpret their terms of service or policies in a manner that is unfavorable to us, or fall out of favor with our customers who use our cloud-based services, we may be required to transfer to other cloud providers or invest in a private cloud. If we are required to transfer to other cloud providers or invest in a private cloud, we could incur significant costs and experience possible service interruption in connection with doing so, or risk loss of customer contracts if they are unwilling to accept such a change.

A failure to maintain our relationships with our third-party providers (or obtain adequate replacements), and to receive services from such providers that do not contain any material errors or defects, could adversely affect our ability to deliver effective products and solutions to our customers and adversely affect our business and results of operations.

Our policies regarding customer confidential information and support for individual privacy and civil liberties could cause us to experience adverse business and reputational consequences.

We strive to protect our customers' confidential information and individuals' privacy interests consistent with applicable laws, directives, and regulations. Consequently, we do not provide information about our customers to third parties without legal process. From time to time, government entities may seek our assistance with obtaining information about our customers or could request that we modify our technology platforms in a manner to permit access or monitoring. In light of our confidentiality, privacy, and customer digital sovereignty commitments, we may legally challenge law enforcement or other government requests to provide information, to obtain encryption keys, or to modify or weaken encryption. To the extent that we do not provide assistance to or comply with requests from government entities, or if we challenge those requests publicly or in court, we may experience adverse political, business, and reputational consequences among certain customers or portions of the public. Conversely, to the extent that we do provide such assistance in accordance with applicable law, or do not challenge those requests publicly in court, we may experience adverse political, business, and reputational consequences from other customers or portions of the public arising from concerns over privacy or the government's activities.

Failure to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights could adversely affect our business.

Our success and ability to compete depends in part on our ability to protect proprietary methods and technologies that we develop under a combination of patent and other intellectual property and proprietary rights in the United States and other jurisdictions outside the United States so that we can prevent others from using our inventions and proprietary information and technology. Despite our efforts, third parties have and may attempt to disclose, obtain, copy, or use our intellectual property or other proprietary information or technology without our authorization or coerce or enlist our employees, partners, or suppliers to do the same, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights. Effective protection of our rights may not be available to us in every country in which our technology platforms or services are available. The laws of some countries may not be as protective of intellectual property and other proprietary rights as those in the United States, and mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Also, our involvement in standard setting activity or the need to obtain licenses from others may require us to license our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property or other proprietary information or technology.

In addition, we may be the subject of intellectual property infringement or misappropriation claims, which could be very time-consuming and expensive to settle or litigate and could divert our management's attention and other resources. These claims could also subject us to significant liability for damages if we are found to have infringed patents, copyrights, trademarks, or other intellectual property rights, or breached trademark co-existence agreements or other intellectual property licenses and could require us to cease using or to rebrand all or portions of our platforms. Any of our patents, copyrights, trademarks, or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation.

While we have issued patents and patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications or such patent protection may not be obtained quickly enough to meet our business needs. Furthermore, the patent prosecution process is expensive, time-consuming, and complex, and we may not be able to prepare, file, prosecute, maintain, and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. The scope of patent protection also can be reinterpreted after issuance and issued patents may be invalidated. Even if our patent applications do issue as patents, they may not issue in a form that is sufficiently broad to protect our technology, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Even if our patents issue in a form that covers our technology, enforcing patents against suspected infringers is time consuming, expensive, and involves risks associated with litigation, including the risk the suspected infringers file counterclaims against us.

In addition, any of our patents, copyrights, trademarks, or other intellectual property or proprietary rights may be challenged, narrowed, invalidated, held unenforceable, or circumvented in litigation or other proceedings, including, where applicable, opposition, re-examination, *inter partes* review, post-grant review, interference, nullification and derivation proceedings, and equivalent proceedings in foreign jurisdictions, and such intellectual property or other proprietary rights may be lost or no longer provide us meaningful competitive advantages. Such proceedings may result in substantial cost and require significant time from our management, even if the eventual outcome is favorable to us. Third parties also may legitimately and independently develop products, services, and technology similar to or duplicative of our platforms. In addition to protection under intellectual property laws, we rely on confidentiality or license agreements that we generally enter into with our corporate partners, employees, consultants, advisors, vendors, and customers, and generally limit access to and distribution of our proprietary information. However, we cannot be certain that we have entered into such agreements with all parties who may have or have had access to our confidential information or that the agreements we have entered into will not be breached or challenged, or that such breaches will be detected. Furthermore, non-disclosure provisions can be difficult to enforce, and even if successfully enforced, may not be entirely effective. Additionally, as more information about us and our platforms is made or becomes publicly available, it may be more difficult to manage actions by third parties with respect to, or other use of, such information. We cannot guarantee that any of the measures we have taken will prevent infringement, misappropriation, or other violation of our technology or other intellectual property or proprietary rights. Because we may be an attractive target for cyberattacks and espionage, we also may have a heightened risk of unauthorized access to, and misappropriation of, our proprietary and competitively sensitive information. We may be required to spend significant resources to monitor and protect our intellectual property and other proprietary rights, and we may conclude that in at least some instances the benefits of protecting our intellectual property or other proprietary rights may be outweighed by the expense or distraction to our management. We have initiated, and may in the future initiate, claims or litigation against third parties for infringement, misappropriation, or other violation of our intellectual property or other proprietary rights or to establish the validity of our intellectual property or other proprietary rights. Any such litigation, whether or not it is resolved in our favor, could be time-consuming, result in significant expense to us and divert the efforts of our technical and management personnel. Furthermore, attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part.

We have been, and may in the future be, subject to intellectual property rights claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Our success and ability to compete also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of third parties. Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently pursue litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantial resources to enforce their intellectual property rights and to defend claims that may be brought against them. Such litigation also may involve non-practicing patent assertion entities or companies who use their patents as a means to extract license fees by threatening costly litigation or that have minimal operations or relevant product revenue and against whom our patents may provide little or no deterrence or protection. We have received notices, and may continue to receive notices in the future, that claim we have infringed, misappropriated, misused or otherwise violated other parties' intellectual property rights, and, to the extent we have made or will make more information about our platforms publicly available and become exposed to greater visibility, we face a higher risk of being the subject of intellectual property infringement, misappropriation or other violation claims, which is not uncommon with respect to software technologies in particular. There may be third-party intellectual property rights, including issued patents or pending patent applications, that cover significant aspects of our technologies, or business methods. There may also be third-party intellectual property rights, including trademark registrations and pending applications, that cover the goods and services that we offer in certain regions. We may also be exposed to increased risk of being the subject of intellectual property infringement, misappropriation, or other violation claims as a result of acquisitions and our incorporation of open source and other third-party software into, or new branding for, our technology platforms, as, among other things, we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement, misappropriation, or other violation risks. In addition, former employers of our current, former, or future employees may assert claims that such employees have improperly disclosed to us confidential or proprietary information of these former employers. Any intellectual property claims, with or without merit, are difficult to predict, could be very time-consuming and expensive to settle or litigate, could divert our management's attention and other resources, and may not be covered by the insurance that we carry. These claims could subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed a third party's intellectual property rights. These claims could also result in our having to stop using technology, branding or marks found to be in violation of a third party's rights and any necessary rebranding could result in the loss of goodwill. We could be required to seek a license for the intellectual property, which may not be available on commercially reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our expenses. As a result, we could be required to develop alternative non-infringing technology, branding or marks, which could require significant effort and expense. If we cannot license rights or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of one or more of our platforms or features, we could lose existing customers, and we may be unable to compete effectively. Any of these results would harm our business, financial condition, and results of operations.

Further, our agreements with customers and other third parties generally include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of third-party claims of intellectual property infringement, misappropriation, or other violations of intellectual property rights, damages caused by us to property or persons, or other liabilities relating to or arising from our platforms, services, or other contractual obligations. Large indemnity payments could harm our business, financial condition, and results of operations. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Real or perceived errors, failures, defects, or bugs in our platforms could adversely affect our results of operations and growth prospects.

Because we offer very complex technology platforms, various errors, defects, failures, or bugs have occurred and may in the future occur, especially when platforms, products, or capabilities are introduced, configured, or reconfigured, or when upgrades, new versions, or other product or infrastructure updates are deployed, installed, configured, or released. Our platforms are often installed and used in large-scale computing environments with different operating systems, software products and equipment, and data source and network configurations, which may cause errors or failures in our platforms or may expose undetected errors, failures, or bugs in our platforms. Despite our internal systems and processes, errors, failures, or bugs may not be found or may not be properly mitigated or remediated in configured, reconfigured, upgraded or new software or other releases until after commencement of commercial shipments. Errors, failures, defects, and bugs have affected the performance of our platforms and can also delay the development or release of new platforms, products, or capabilities or upgrades or new versions of platforms, adversely affect our reputation and our customers' willingness to buy platforms from us, and adversely affect market acceptance or perception of our platforms. Many of our customers use our platforms in applications that are critical to their businesses or missions and may have a lower risk tolerance to errors, failures, defects, or bugs in our platforms than in other, less critical, software products. Any errors or delays in releasing new software or new versions of platforms, allegations of unsatisfactory performance, real or perceived errors, defects, or failures, such as data loss, or untimely or ineffective upgrades, patches, or other fixes to address errors, failures, defects, or bugs, could increase the risk of security vulnerabilities, cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in redesigning the software, cause us to lose significant customers, cause us to issue credits or refunds, subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition. In addition, our platforms could be perceived to be ineffective for a variety of reasons outside of our control. Hackers or other malicious parties could circumvent our or our customers' security measures, and customers may misuse our platforms resulting in a security breach or perceived product failure.

Real or perceived errors, failures, or bugs in our platforms and services, or dissatisfaction with our services and outcomes, could result in customer terminations and/or claims by customers for losses sustained by them. In such an event, we may be required, or we have chosen, or in the future may choose, for customer relations or other reasons, to expend additional resources in order to help correct any such errors, failures, or bugs. Although we have limitation of liability provisions in our standard software licensing and service agreement terms and conditions, these provisions may not be enforceable in some circumstances, may vary in levels of protection across our agreements, or may not fully or effectively protect us from such claims and related liabilities and costs. We generally provide a warranty for our software products and services and an SLA for our performance of software operations. In the event that there is a failure of warranties in such agreements, we are generally obligated to correct the product or service to conform to the warranty provision, or, if we are unable to do so, the customer is entitled to seek a refund of the purchase price of the product and service (generally prorated over the contract term). In the event of a violation of an SLA, some customers may be entitled to seek a refund of a portion of the applicable monthly fee, with such portion determined by the magnitude of SLA violation, subject to a cap of a portion of total monthly fees, as applicable. The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management's time and other resources.

In addition, our platforms integrate a wide variety of other elements, and our platforms must successfully interoperate with products from other vendors and our customers' internally developed software. As a result, when problems occur for a customer using our platforms, it may be difficult to identify the sources of these problems, and we may receive blame for a security, access control, or other compliance breach that was the result of the failure of one of the other elements in a customer's or another vendor's IT, security, or compliance infrastructure. The occurrence of software or errors in data, whether or not caused by our platforms, could delay or reduce market acceptance of our platforms and have an adverse effect on our business and financial performance, and any necessary revisions may cause us to incur significant expenses. The occurrence of any such problems could harm our business, financial condition, and results of operations. If an actual or perceived breach of information correctness, auditability, integrity, or availability occurs in one of our customers' systems, regardless of whether the breach is attributable to our platforms, the market perception of the effectiveness of our platforms could be harmed. Alleviating any of these problems could require additional significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our business, financial condition, results of operations, and growth prospects.

We rely on the availability of licenses to third-party technology that may be difficult to replace or that may cause errors or delay implementation of our platforms and services should we not be able to continue or obtain a commercially reasonable license to such technology.

Our technology platforms include software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these platforms or to seek new licenses for existing or new platforms or other products. There can be no assurance that the necessary licenses would be available on commercially acceptable terms, if at all. Third parties may terminate their licenses with us for a variety of reasons, including actual or perceived failures or breaches of security or privacy, or reputational concerns, or they may choose not to renew their licenses with us. In addition, we may be subject to liability if third-party software that we license is found to infringe, misappropriate, or otherwise violate intellectual property or privacy rights of others. The loss of, or inability to obtain, certain third-party licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in product roll-backs, delays in product releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into our platforms, and may have a material adverse effect on our business, financial condition, and results of operations. Moreover, the inclusion in our platforms of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to differentiate our platforms from products of our competitors and could inhibit our ability to provide the current level of service to existing customers.

In addition, any data that we license from third parties for potential use in our platforms may contain errors or defects, which could negatively impact the analytics that our customers perform on or with such data. This may have a negative impact on how our platforms are perceived by our current and potential customers and could materially damage our reputation and brand.

Changes in or the loss of third-party licenses could lead to our platforms becoming inoperable or the performance of our platforms being materially reduced resulting in our potentially needing to incur additional research and development costs to ensure continued performance of our platforms or a material increase in the costs of licensing, and we may experience decreased demand for our platforms.

Our platforms contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Our technology platforms are distributed with software licensed by its authors or other third parties under "open source" licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license these modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary software with open source software in a certain manner, we could, under certain provisions of the open source licenses, be required to release the source code of our proprietary software. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide updates, warranties, support, indemnities, assurances of title, or controls on origin of the software, and are provided on an "as-is" basis. Likewise, some open source projects have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an "as-is" basis. We have established processes to help alleviate these risks, including a review process for screening requests from our development organization for the use of open source software, and the use of software tools to review our source code for open source software, but we cannot be sure that all open source software is submitted for approval prior to use in our platforms or that such software tools will be effective. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we may be required to re-engineer our platforms, to release proprietary source code, to discontinue the sale of our platforms in the event re-engineering could not be accomplished on a timely basis, or to take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, results of operations, financial condition, and growth prospects. In addition, if the open source software we use is no longer maintained by the relevant open source community, then it may be more difficult to make the necessary revisions to our software, including modifications to address security vulnerabilities, which could impact our ability to mitigate cybersecurity risks or fulfill our contractual obligations to our customers. We may also face claims from copyright owners seeking to enforce the terms of an open source license governing the software, including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. Such claims, with or without merit, could result in litigation, could be time-consuming and expensive to settle or litigation, including copyright infringement claims, could divert our management's attention and other resources, could require us to lease some of our proprietary code, or could require us to devote additional research and development resources to change our software, any of which could adversely affect our business.

Additionally, we have intentionally made certain proprietary software available on an open source basis, both by contributing modifications back to existing open source projects, and by making certain internally developed tools available pursuant to open source licenses, and we plan to continue to do so in the future. While we have established procedures, including a review process for any such contributions, which is designed to protect any code that may be competitively sensitive, we cannot guarantee that this process has always been applied consistently. Even when applied, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we may be unable to prevent our competitors or others from using such contributed software source code for competitive purposes, or for commercial or other purposes beyond what we intended.

Many of these risks associated with usage of open source software could be difficult to eliminate or manage, and could, if not properly addressed, negatively affect the performance of our offerings and our business.

Risks Related to Legal, Regulatory, and Accounting

Our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.

We are subject to a variety of local, state, national, and international laws, directives, and regulations in the United States and abroad that involve matters central to our business, including privacy and data protection, data security, data storage, retention, transfer and deletion, technology protection, and personal information. International data protection, data security, privacy, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations, which, depending on the regime, may be enforced by private parties or government entities, are constantly evolving and can be subject to significant change, and they are likely to continue to develop and evolve for the foreseeable future. In addition, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving software and technology industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. A number of proposals are pending before U.S. federal, state, and foreign legislative and regulatory bodies that could significantly affect our business. For example, despite the EU's adoption of an adequacy decision for the EU-U.S. Data Privacy Framework, legal challenges to the mechanisms allowing companies to transfer personal data from the European Economic Area to certain other jurisdictions, including the United States, have occurred and new legal challenges could emerge, resulting in further limitations on the ability to transfer data across borders. The California state legislature passed the California Consumer Privacy Act ("CCPA") in 2018 and California voters approved a ballot measure establishing the California Privacy Rights Act ("CPRA") in 2020. The CCPA and CPRA regulate the processing of personal information of California residents and increase the privacy and security obligations of entities handling certain personal information of California residents, including requiring covered companies to provide disclosures to California consumers, and affording such consumers abilities to opt-out of certain sales of personal information. The CCPA went into effect on January 1, 2020, and the California Attorney General may bring enforcement actions, with penalties for violations of the CCPA. The CPRA went into effect on January 1, 2023 instilling enforcement authority in a new dedicated regulatory body, the California Privacy Protection Agency ("CPPA"). In September 2025, the CPPA finalized regulations expanding compliance obligations under the CCPA, implementing requirements for businesses to conduct risk assessments and annual cybersecurity audits, as well as consumer rights related to automated decision-making technology, with compliance deadlines phased between January 2026 and April 2030. The CCPA's enactment and further expansion has marked the beginning of a trend toward more stringent privacy legislation in the United States, as observed with the expanding adoption of state-level comprehensive consumer privacy legislation. As of 2025, twenty states have enacted comprehensive consumer privacy laws, and several states have enacted significant amendments expanding coverage or enhancing enforcement authority. An additional three states, Indiana, Kentucky, and Rhode Island, each have enacted legislation that will become effective in 2026. Additionally, states have adopted other laws and regulations relating to privacy and cybersecurity such as Washington's My Health My Data Act, which includes a private right of action and applies broadly to consumer health data outside of the scope of the Health Insurance Portability and Accountability Act, and Nevada's Senate Bill No. 370, which imposes similar health data privacy legislation.

We cannot yet fully assess the impact of these laws and other new laws or regulations on our business or operations, but developments regarding these and other privacy and data protection laws and regulations around the world may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to maintain compliance on an ongoing basis. Outside of the United States, virtually every jurisdiction in which we operate has established its own legal framework relating to privacy, data protection, and information security matters with which we and/or our customers must comply. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, retention, disclosure, security, transfer, and other processing of data that identifies or may be used to identify or locate an individual. Some countries and regions, including the EU, are considering or have passed legislation that imposes significant obligations in connection with privacy, data protection, and information security that could increase the cost and complexity of delivering our platforms and services, including the European General Data Protection Regulation ("GDPR") which took effect in May 2018; the EU AIA, which entered into force in August 2024 but continues to be phased in and establishes a risk-based framework for AI systems; and the Network and Information Security Directive 2 ("NIS2"), which replaced the original NIS Directive as of October 2024, and imposes additional cybersecurity risk management and incident reporting obligations. The EU also implemented the Digital Operational Resilience Act ("DORA"), which introduces new standards for Information and Communication Technology risk management and incident reporting for financial and insurance entities, and the European Union's Data Act (the "Data Act") became applicable on September 12, 2025. Among other things, the Data Act may affect some customers' ability to terminate service agreements with us or our competitors, and compliance with the Data Act may require us to adjust contract terms and technical measures for data portability for customers in the EU. These changes may impact the duration of customer relationships in the EU and result in additional compliance and operational costs, which may affect our business. Forthcoming EU regulatory developments, envisioned under the recently published European Commission's Digital Omnibus Package initiative, while aimed at streamlining regulatory obligations, may introduce further considerations or challenges for us or our customers in addressing EU digital compliance frameworks. Complying with the GDPR, EU AIA, NIS2, DORA, the Data Act, or other EU laws, directives, and regulations as they emerge may cause us to incur substantial operational costs, lead to challenges for our customers' implementation and use of our platform, or require us to modify our data handling practices on an ongoing basis. Non-compliance with the GDPR specifically may result in administrative fines or monetary penalties of up to 4% of worldwide annual revenue in the preceding financial year or €20 million (whichever is higher) for the most serious infringements and non-compliance with the EU AIA may result in penalties up to €35 million or 7% of worldwide annual turnover (whichever is higher), each of which could result in proceedings against us by governmental entities or other related parties and may otherwise adversely impact our business, financial condition, and results of operations.

Additionally, post-Brexit updates to United Kingdom ("U.K.") data protection laws and regulations, such as the Data (Use and Access) Act 2025, while largely conforming to EU GDPR standards paving the way for a 2021 European Commission adequacy determination for export of personal data from the European Economic Area to the U.K., may change over time as the U.K. and its regulator, the Information Commissioner's Office, continue to examine its global market standing. In December 2025, the European Commission renewed the U.K. adequacy decisions originally adopted in 2021, subject to a term of six years and set to expire in December 2031; however, it also committed to a mid-point review of the decisions after four years to evaluate ongoing adequacy. Modifications in the standards for valid data transfer to the U.S. from the U.K., the EU, Switzerland, and other countries using standard contractual clauses or similar mechanisms may further require us to change our product and business practices, as well as to update client agreements in ways that introduce additional costs to our business.

The overarching complexity of laws and regulations relating to privacy, data protection, and information security around the world pose a compliance challenge that could manifest in costs, damages, or liability in other forms as a result of failure to implement proper programmatic controls, failure to adhere to those controls or to the commitments we make, or the malicious or inadvertent breach of applicable legal, regulatory, or contractual privacy, data protection, or information security requirements by us, our employees, our business partners, or our customers.

In addition to government regulation, self-regulatory standards and other industry standards may legally or contractually apply to us, be argued to apply to us, or we may elect to comply with such standards or to facilitate our customers' compliance with such standards. Because privacy, data protection, and information security are critical competitive factors in our industry, we may make statements on our website, in marketing materials, or in other settings about our data security measures and our compliance with, or our ability to facilitate our customers' compliance with, these standards. We also expect that there will continue to be new proposed laws and regulations concerning privacy, data protection, and information security, and we cannot yet determine the impact such future laws, regulations and standards, or amendments to or re-interpretations of existing laws and regulations, industry standards, or other obligations may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, and contractual and other obligations may require us to incur additional costs and restrict our business operations. As these legal regimes relating to privacy, data protection, and information security continue to evolve, they may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions. Furthermore, because the interpretation and application of laws, standards, contractual obligations and other obligations relating to privacy, data protection, and information security are uncertain, these laws, standards, and contractual and other obligations may be interpreted and applied in a manner that is, or is alleged to be, inconsistent with our data management practices, our policies or procedures, or the features of our platforms, or we may simply fail to properly develop or implement our practices, policies, procedures, or features in compliance with such obligations. If so, in addition to the possibility of fines, lawsuits, investigations, and other claims or proceedings, we could be required to fundamentally change our business activities and practices or modify our platforms, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to fulfill existing obligations, make enhancements, or develop new platforms and features could be limited. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our platforms.

These existing and proposed laws and regulations can be costly to comply with and can make our platforms and services less effective or valuable, delay or impede the development of new products, result in negative publicity, increase our operating costs, require us to modify our data handling practices, limit our operations, impose substantial fines and penalties, require significant management time and attention, or put our data or technology at risk. Any failure or perceived failure by us or our platforms to comply with the laws, regulations, directives, policies, industry standards, or legal obligations of the United States, EU, or other governmental or non-governmental bodies at the regional, national, or supra-national level relating to privacy, data protection, or information security, or any security incident that results in actual or suspected loss of or the unauthorized access to, or acquisition, use, release, or transfer of, personal information, personal data, or other customer or sensitive data or information may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, indemnification or other contractual obligations, other remedies, including fines or demands that we modify or cease existing business practices, or adverse publicity, and related costs and liabilities, which could significantly and adversely affect our business and results of operations.

Our non-U.S. sales and operations subject us to additional risks and regulations that can adversely affect our results of operations.

Our successes to date have primarily come from customers in relatively stable and developed countries, but we have entered, and may continue to enter, new and emerging markets in non-U.S. countries, including with customers in law enforcement, national security, and other government agencies, as part of our growth strategy. These new and emerging markets may involve uncertain business, technology, and economic risks and may be difficult or impossible for us to penetrate, even if we were to commit significant resources to do so.

We currently have sales personnel and sales and services operations in the United States and certain countries around the world. To the extent that we experience difficulties in recruiting, training, managing, or retaining non-U.S. staff, and specifically sales management and sales personnel staff, we may experience difficulties in sales productivity in, or market penetration of, non-U.S. markets. Our ability to convince customers to expand their use of our platforms or renew their subscription, license, or maintenance and service agreements with us is correlated to, among other things, our direct engagement with the customer. To the extent we are restricted or unable to engage with non-U.S. customers effectively with our limited sales force and services capacity, we may be unable to grow sales to existing customers to the same degree we have experienced in the United States.

Our non-U.S. operations subject us to a variety of risks and challenges, including:

- increased management, travel, infrastructure, and legal and financial compliance costs and time associated with having multiple non-U.S. operations, including but not limited to compliance with local employment laws and other applicable laws and regulations;

- longer payment cycles, greater difficulty in enforcing contracts, difficulties in collecting accounts receivable, especially in emerging markets, and the likelihood that revenue from non-U.S. system integrators, government contractors, and customers may need to be recognized when cash is received, at least until satisfactory payment history has been established, or upon confirmation of certain acceptance criteria or milestones;

- the need to adapt our platforms for non-U.S. customers, whether to accommodate customer preferences or local law;

- changes to U.S. laws, regulations, or government enforcement practices which could impact the countries we operate in and, as a result, affect our ability to legally work in those countries or with their governments;

- differing regulatory and legal requirements and possible enactment of additional regulations or restrictions on the use, import, or re-export of our platforms or the provision of services, which could delay, restrict, or prevent the sale or use of our platforms and services in some jurisdictions;

- compliance with multiple and new or changing foreign laws and regulations, including those governing employment, privacy, data protection, information security, data transfer, AI, and the risks and costs of non-compliance with such laws and regulations;

- new and different sources of competition not present in the United States;

- heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may cause us to withdraw from particular markets, or impact financial results and result in restatements of financial statements and irregularities in financial statements;

- volatility in non-U.S. political and economic environments, including by way of examples, the potential effects of the ongoing Russia-Ukraine conflict, as well as economic sanctions the United States and other countries have imposed on Russia, the conflict resulting from Hamas' attack on Israel, and the ongoing conflict in the Middle East;

- weaker protection of intellectual property rights in some countries and the risk of potential theft, copying, or other compromises of our technology, data, or intellectual property in connection with our non-U.S. operations, whether by state-sponsored malfeasance or other foreign entities or individuals;

- volatility and fluctuations in currency exchange rates, including that, because many of our non-U.S. contracts are denominated in U.S. dollars, an increase in the strength of the U.S. dollar in the past has made our products more expensive for non-U.S. dollar denominated customers, which may make doing business with us less appealing to such customers;

- management and employee communication and integration problems resulting from language differences, cultural differences, and geographic dispersion;

- difficulties in repatriating or transferring funds from, or converting currencies in, certain countries;

- potentially adverse tax consequences, including multiple and possibly overlapping tax regimes, the complexities of foreign value-added tax systems, and changes in tax laws;

- lack of familiarity with local laws, customs, and practices, and laws and business practices favoring local competitors or partners; and

- interruptions to our business operations and our customers' business operations subject to events such as war, incidents of terrorism, natural disasters, public health concerns or epidemics, shortages or failures of power, internet, telecommunications, or hosting service providers, cyberattacks or malicious acts, or responses to these events.

In addition to the factors above, foreign governments may take administrative, legislative, or regulatory action that could materially interfere with our ability to sell our platforms in certain countries. For example, foreign governments may require a percentage of prime contracts be fulfilled by local contractors or provide special incentives to government-backed local customers to buy from local competitors, even if their products are inferior to ours. Moreover, both the U.S. government and foreign governments may regulate the acquisition of or import of our technologies or our entry into certain foreign markets or partnership with foreign third parties through investment screening or other regulations. Such regulations may apply to certain non-U.S. joint ventures, platform partnerships, and strategic alliances that may be integral to our long-term business strategy.

Compliance with laws and regulations applicable to our non-U.S. operations increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in foreign government requirements and laws as they change from time to time. Failure to comply with these regulations could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, injunctions, or other collateral consequences. In many foreign countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. In addition, although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners, and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners, or agents could result in delays in revenue recognition, financial reporting misstatements, governmental sanctions, fines, penalties, or the prohibition of the importation or exportation of our platforms. In addition, responding to any action may result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions and sanctions or failure to prevail in any possible civil or criminal litigation could harm our business, reputation, financial condition, and results of operations.

Also, we are expanding operations, including our work with existing commercial customers, into countries in Asia, Europe, the Middle East, and elsewhere, which may place restrictions on the transfer of data and potentially the import and use of foreign encryption technology. Any of these risks could harm our non-U.S. operations and reduce our non-U.S. sales, adversely affecting our business, results of operations, financial condition, and growth prospects.

Some of our business partners also have non-U.S. operations and are subject to the risks described above. Even if we are able to successfully manage the risks of our own non-U.S. operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

Failure to comply with governmental laws and regulations or contractual requirements could harm our business, and we have been, and expect to be, the subject of legal and regulatory inquiries, which may result in monetary payments or may otherwise negatively impact our reputation, business, and results of operations.

Our business is subject to regulation by various federal, state, local, and foreign governments in which we operate. In certain jurisdictions, the regulatory requirements imposed by foreign governments may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, administrative proceedings, sanctions, enforcement actions, disgorgement of profits, fines, damages, litigation, civil and criminal penalties, termination of contracts, exclusion from sales channels or sales opportunities, injunctions, or other consequences. Such matters may include, but are not limited to, claims, disputes, allegations, or investigations related to alleged violations of laws or regulations relating to anti-corruption requirements, lobbying or conflict-of-interest requirements, export or other trade controls, data privacy or data protection requirements, or laws or regulations relating to employment, procurement, cybersecurity, securities, or antitrust/competition requirements. The effects of recently imposed and proposed actions are uncertain because of the dynamic nature of governmental action and responses. For example, governmental bodies have implemented laws and are considering further regulation of AI (including machine learning), which could negatively impact our ability to use and develop platforms and products incorporating these technologies. The European Union Parliament adopted the EU AIA, that, despite recent moves to delay the implementation of some provisions, when effective, will likely impose onerous obligations related to the development, sale and use of AI-related systems. In addition, Colorado has passed a Consumer Protections for Artificial Intelligence bill introducing state-level oversight of "high-risk" AI systems, which mirrors language and several provisions appearing in the EU AIA. Many states, notably California, Utah, and Texas have signed private-sector AI governance legislation focused on various aspects of AI oversight. Further, certain administrations have encouraged companies to sign on to voluntary commitments to manage the risks posed by AI alongside related legislative or regulatory efforts, some of which we have signed. When such legislation or commitments, or if similar legislation or commitments in other jurisdictions, are enacted or adopted, compliance with such obligations may be difficult, onerous, and costly, and could adversely affect our business, reputation, financial condition, results of operations, and growth prospects.

Many governments have enacted laws requiring companies to provide notice of data security breaches or incidents involving certain types of data, including personal data. For example, the SEC adopted cybersecurity risk management and disclosure rules, which require the disclosure of information pertaining to cybersecurity incidents and cybersecurity risk management, strategy, and governance. In addition, most of our customers, including U.S. government customers, contractually require us to notify them of certain data security breaches and incidents. However, determining whether a cybersecurity incident has occurred and is notifiable or reportable may not be straightforward, and we may not effectively identify all relevant cybersecurity incidents in a timely manner, or at all. If we are unable to comply with contractual or regulatory notification requirements, which may include timelines for appropriate notification or methods by which such notifications must be made, we may be subject to additional penalties, contractual liability, and reputational damage.

We may be subject to government inquiries that drain our time and resources, tarnish our brand among customers and potential customers, prevent us from doing business with certain customers or markets, including government customers, affect our ability to hire, attract and maintain qualified employees, or require us to take remedial action or pay penalties. From time to time, we receive formal and informal inquiries from governmental agencies and regulators regarding our compliance with laws and regulations or otherwise relating to our business or transactions. Any negative outcome from such inquiries or investigations or failure to prevail in any possible civil or criminal litigation could adversely affect our business, reputation, financial condition, results of operations, and growth prospects.

We have previously been, and are currently, or in the future may become, involved in a number of legal, regulatory, and administrative inquiries and proceedings, and unfavorable outcomes in litigation or other of these matters could negatively impact our business, financial conditions, and results of operations.

We have previously been, and are currently, and from time to time going forward may become involved in and subject to regulatory or other governmental inquiries or investigations, or government or private-party litigation or proceedings for a variety of claims or disputes. These claims, lawsuits, and proceedings have involved, and could in the future involve, labor and employment, discrimination and harassment, commercial disputes, intellectual property rights (including patent, trademark, copyright, trade secret, and other proprietary rights), class actions, general contract, tort, defamation, data privacy rights, antitrust, common law fraud, government regulation, or compliance, alleged federal and state securities and "blue sky" law violations or other investor claims, and other matters. Derivative claims, lawsuits, and proceedings involving breach of fiduciary duty, failure of oversight, corporate waste claims, and other matters have been, and may in the future be, asserted against our officers and directors by our stockholders. In addition, we and certain of our officers and directors were sued in purported class action lawsuits and derivative lawsuits. Our business and results may be adversely affected by the outcome of any currently pending or any future legal, regulatory, and/or administrative claims or proceedings, including through monetary damages or injunctive relief.

The number and significance of our legal disputes and inquiries may increase as we continue to grow larger, as our business expands in employee headcount, scope, and geographic reach, and as our platforms and services become more complex. Additionally, if customers fail to pay us under the terms of our agreements, we may be adversely affected due to the cost of enforcing the terms of our contracts through litigation. Litigation or other proceedings can be expensive and time consuming and can divert our resources and leadership's attention from our primary business operations. The results of our litigation also cannot be predicted with certainty. If we are unable to prevail in litigation, we could incur payments of substantial monetary damages or fines, or undesirable changes to our platforms or business practices, and accordingly, our business, financial condition, or results of operations could be materially and adversely affected. Furthermore, if we accrue a loss contingency for pending litigation and determine that it is probable, any disclosures, estimates, and reserves we reflect in our financial statements with regard to these matters may not reflect the ultimate disposition or financial impact of litigation or other such matters. These proceedings could also result in negative publicity, which could harm customer and public perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. Additional information regarding certain of the lawsuits we are involved in is described further in *Note 8. Commitments and Contingencies* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Failure to comply with anti-bribery and anti-corruption laws could subject us to penalties and other adverse consequences.

As we operate and sell our platforms and services around the world, we are subject to the United States Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, and other anti-corruption and anti-bribery laws and regulations in the jurisdictions in which we do business, both domestic and abroad. These laws and regulations generally prohibit improper payments or offers of improper payments to government officials, political parties, or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage.

We have operations, deal with and make sales to governmental or quasi-governmental entities in the United States and in non-U.S. countries, including those known to experience corruption, particularly certain emerging countries in East Asia, Eastern Europe, Africa, South America, and the Middle East, and further expansion of our non-U.S. sales efforts may involve additional regions.

Corruption issues pose a risk in every country and jurisdiction, but in many countries, particularly in countries with developing economies, it may be more common for businesses to engage in practices that are prohibited by the FCPA or other applicable laws and regulations, and our activities in these countries pose a heightened risk of unauthorized payments or offers of payments by one of our employees or third-party business partners, representatives, and agents that could be in violation of various laws including the FCPA. The FCPA, U.K. Bribery Act and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives, and agents. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our employees or such third parties even if we do not explicitly authorize such activities. The FCPA or other applicable laws and regulations also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have implemented policies and procedures to address compliance with such laws, we cannot ensure that our employees or other third parties working on our behalf will not engage in conduct in violation of our policies or applicable law for which we might ultimately be held responsible. Violations of the FCPA, the U.K. Bribery Act, and other laws may result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, as well as severe criminal or civil sanctions, including suspension or debarment from U.S. government contracting, and we may be subject to other liabilities and adverse effects on our reputation, which could negatively affect our business, results of operations, financial condition, and growth prospects. In addition, responding to any enforcement action may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees. Our exposure for violating these laws increases as our non-U.S. presence expands and as we increase sales and operations in foreign jurisdictions.

Governmental trade controls, including export and import controls, sanctions, customs requirements, and related regimes, could subject us to liability or loss of contracting privileges or limit our ability to compete in certain markets.

Our offerings are subject to U.S. export controls, and we incorporate encryption technology into certain of our offerings. Our controlled software offerings and the underlying technology may be exported outside of the United States only with the required export authorizations, which may include license requirements in some circumstances. Additionally, our current or future products may be classified under the Commerce Department Export Administration Regulations ("EAR") or as defense articles subject to the United States International Traffic in Arms Regulations ("ITAR"). Most of our products, including our core software platforms, have been classified under the EAR and are generally exportable without needing a specific license, under an EAR exception for encrypted software. If a product, or component of a product, is classified under the ITAR, or is ineligible for the EAR encryption exception, then those products could be exported outside the United States only if we obtain the applicable export license or qualify for a different license exemption or exception. In certain contexts, the services we provide might be classified as defense services subject to the ITAR separately from the products we provide. Compliance with the EAR, ITAR, and other applicable regulatory requirements regarding the export of our products, including new releases of our products and/or the performance of services, may create delays in the introduction of our products in non-U.S. markets, prevent our customers with non-U.S. operations from deploying our products throughout their global systems or, in some cases, prevent the export of our products to some countries altogether.

Furthermore, our activities are subject to the economic sanctions, laws and regulations of the United States and other jurisdictions. Such controls prohibit the shipment or transfer of certain products and services without the required export authorizations or export to countries, governments, and persons targeted by applicable sanctions. We take precautions to prevent our offerings from being exported in violation of these laws, including: (i) seeking to proactively classify our platforms and obtain authorizations for the export and/or import of our platforms where appropriate, (ii) implementing certain technical controls and screening practices to reduce the risk of violations, and (iii) requiring compliance with U.S. export control and sanctions obligations in customer and vendor contracts. However, we cannot guarantee the precautions we take will prevent violations of export control and sanctions laws.

As discussed above, if we misclassify a product or service, export or provide access to a product or service in violation of applicable restrictions, or otherwise fail to comply with export regulations, we may be denied export privileges or subjected to significant per violation fines or other penalties, and our platforms may be denied entry into other countries. Any decreased use of our platforms or limitation on our ability to export or sell our platforms would likely adversely affect our business, results of operations and financial condition. Violations of U.S. sanctions or export control laws can result in fines or penalties, including civil penalties of over $300,000 or twice the value of the transaction, whichever is greater, per EAR violation and a civil penalty of over $1,000,000 or twice the value of the transaction, whichever is greater, per ITAR violation. In the event of criminal knowing and willful violations of these laws, fines of up to $1,000,000 per violation and possible incarceration for responsible employees and managers could be imposed.

We also note that if we or our business partners or counterparties, including licensors and licensees, prime contractors, subcontractors, sublicensors, vendors, customers, shipping partners, or contractors, fail to obtain appropriate import, export, or re-export licenses or permits, notwithstanding regulatory requirements or contractual commitments to do so, or if we fail to secure such contractual commitments where necessary, we may also be adversely affected, through reputational harm as well as other negative consequences, including government investigations and penalties. For instance, violations of U.S. sanctions or export control laws can result in fines or penalties, including significant civil and criminal penalties per violation, depending on the circumstances of the violation or violations.

Negative consequences for violations or apparent violations of trade control requirements may include the absolute loss of the right to sell our platforms or services to the government of the United States, or to other public bodies, or a reduction in our ability to compete for such sales opportunities. Further, complying with export control and sanctions regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our platforms or could limit our customers' abilities to implement our platforms in those countries. For example, following Russia's invasion of Ukraine, and as the conflict has continued, the United States and other countries have imposed economic sanctions and severe export control restrictions against Russia, Belarus, and certain regions of Ukraine, and the United States and other countries could continue to impose wider sanctions and export restrictions and take other actions should the conflict further escalate. Any new export restrictions, new legislation, changes in economic sanctions, or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or technologies targeted by such regulations, could result in decreased use of our platforms by existing customers with non-U.S. operations, declining adoption of our platforms by new customers with non-U.S. operations, limitation of our expansion into new markets, and decreased revenue.

Changes in accounting principles or their application to us could result in unfavorable accounting charges or effects, which could adversely affect our results of operations and growth prospects.

We prepare our consolidated financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") in the United States. In particular, we make certain estimates and assumptions related to the adoption and interpretation of these principles including related to the recognition of our revenue. If these assumptions turn out to be incorrect, our financial results and position could materially differ from our expectations and could be materially adversely affected. A change in any of these principles or guidance, or in their interpretations or application to us, may have a significant effect on our reported results, as well as our processes and related controls, and may retroactively affect previously reported results or our forecasts, which may negatively impact our financial statements.

If our judgments or estimates relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of our financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock. Significant judgments, estimates, and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition.

We could be subject to additional tax liabilities.

We are subject to federal, state, and local income taxes in the United States and numerous foreign jurisdictions. Determining our provision for income taxes requires management judgment, and the ultimate tax outcome may be uncertain. In addition, our provision for income taxes is subject to volatility and could be adversely affected by many factors, including, among other things, changes to our operating or holding structure, changes in the amounts of earnings in jurisdictions with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in U.S. and foreign tax laws. Moreover, we are subject to the examination of our income tax returns by tax authorities in the United States and various foreign jurisdictions, which have disagreed, and may in the future disagree, with our calculation of research and development tax credits, cross-jurisdictional transfer pricing, or other matters and have assessed, and may continue to assess, additional taxes, interest or penalties. While we regularly assess the likely outcomes of these examinations to determine the adequacy of our provision for income taxes and we believe that our financial statements reflect adequate reserves to cover any such contingencies, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. If U.S. or other foreign tax authorities change applicable tax laws, our overall taxes could increase, and our financial condition or results of operations may be adversely impacted.

Many countries are beginning to implement legislation and other guidance to align their international tax rules with the Organisation for Economic Co-operation and Development's ("OECD") Base Erosion and Profit Shifting ("BEPS") recommendations and action plan that aim to standardize and modernize global corporate tax policy, including changes to cross-border tax, transfer pricing documentation rules, and nexus-based tax incentive practices. The OECD is also continuing discussions surrounding fundamental changes in allocation of profits among tax jurisdictions in which companies do business, as well as the implementation of a global minimum tax (namely the "Pillar One" and "Pillar Two" proposals). Many countries have enacted or begun the process of enacting laws based on Pillar Two proposals, which may adversely impact our provision for income taxes, net income, and cash flows. We have considered the impact of the currently enacted Pillar Two rules and determined that we became subject to certain rules starting January 1, 2024 in some jurisdictions, and it did not have a material impact on our financial condition or results of operations for the year ended December 31, 2025. Furthermore, in response to trade negotiations with the United States, the Group of 7 countries (the "G7") announced a joint understanding to exempt U.S.-parented multinational corporations from Pillar Two by adopting a "side-by-side" system between Pillar Two and the existing U.S. global minimum tax provisions, and the OECD released *"Tax Challenges Arising from the Digitalisation of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two), Side-by-Side Package: Inclusive Framework on BEPS"* on January 5, 2026, to this effect, which reduces the impact of Pillar Two rules on us. We continue to monitor developments and evaluate impacts, if any, of these provisions on our financial condition or results of operations in the future.

As a result of the heightened scrutiny of corporate taxation policies, prior decisions by tax authorities regarding treatments and positions of corporate income taxes could be subject to enforcement activities, and legislative investigation and inquiry, which could also result in changes in tax policies or prior tax rulings. Any substantial changes in domestic or international corporate tax policies, regulations or guidance, enforcement activities or legislative initiatives may materially adversely affect our business, the amount of taxes we are required to pay and our financial condition and results of operations generally.

We may not be able to utilize a significant portion of our net operating loss carryforwards and tax credits, which could adversely affect our results of operations.

We record an asset for the future tax benefits from unused U.S. federal, state, and foreign net operating losses ("NOLs") and tax credits subject to a full valuation allowance. Federal, state, and foreign taxing bodies often place limitations on NOLs and tax credit carryforward benefits. As a result, we may not be able to utilize our NOLs and tax credits. In general, under Section 382 of the United States Internal Revenue Code of 1986, as amended (the "Code"), a corporation that undergoes an ownership change is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. If our existing NOLs are subject to limitations arising from an ownership change, our ability to utilize NOLs could be limited by Section 382 of the Code, and a certain amount of our prior year NOLs could expire without benefit. Changes in the law may also impact our ability to use our NOLs and tax credit carryforwards.

In addition, there is also a risk that the expiration of our existing NOLs or tax credits or a limitation on their use to offset future income tax liabilities could result from statutory or regulatory changes. For these reasons, we may not be able to utilize a material portion of our NOLs, which could potentially result in increased future tax liabilities to us and could adversely affect our results of operations.

For additional information, see *Note 11. Taxes* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Our results of operations may be harmed if we are required to collect sales or other related taxes for our license arrangements in jurisdictions where we have not historically done so.

States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. We collect and remit U.S. sales and use tax, value-added tax ("VAT"), and goods and services tax ("GST") in a number of jurisdictions. It is possible, however, that we could face sales tax, VAT, or GST audits and that our liability for these taxes could exceed our estimates as state and foreign tax authorities could still assert that we are obligated to collect additional tax amounts from our customers and remit those taxes to those authorities. We could also be subject to audits in states and foreign jurisdictions for which we have not accrued tax liabilities. One or more states or countries may seek to impose incremental or new sales, use, or other tax collection obligations on us or may determine that such taxes should have, but have not been, paid by us.

Risks Related to Relationships and Business with the Public Sector

A significant portion of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector has adversely affected and could continue to adversely affect our business, results of operations, financial condition, and growth prospects.

We derive a significant portion of our revenue from contracts with federal, state, local, and foreign governments and government agencies, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. For example, we have historically derived, and expect to continue to derive, a significant portion of our revenue from sales to agencies of the U.S. federal government, either directly by us or through other government contractors. Our perceived relationship with the U.S. government could adversely affect our business prospects in certain non-U.S. geographies or with certain non-U.S. governments.

Sales to such government agencies are subject to a number of challenges and risks. Selling to government agencies can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. We also must comply with laws and regulations relating to the formation, administration, and performance of contracts, which provide public sector customers rights, many of which are not typically found in commercial contracts.

Accordingly, our business, financial condition, results of operations, and growth prospects may be adversely affected by certain events or activities, including, but not limited to:

- changes in fiscal or contracting policies or decreases in available government funding, including as a result of efforts by the federal government to analyze and enhance its operational efficiency or enforce executive orders and other administration priorities;

- changes in government programs or applicable requirements;

- restrictions in the grant of personnel security clearances to our employees;

- ability to maintain facility clearances required to perform on classified contracts for U.S. federal government and foreign government agencies;

- ability to achieve or maintain one or more government certifications, including, but not limited to, our existing FedRAMP, IL2, IL4, IL5, and IL6 authorizations;

- changes in the political environment, including before or after a change to the leadership or overall composition within the government, or due to ongoing conflicts such as the Russia-Ukraine conflict and related economic sanctions, the conflict resulting from Hamas' attack on Israel and the ongoing conflict in the Middle East, and regional instability, and any resulting uncertainty or changes in policy or priorities and resultant funding;

*   changes in the government's attitude towards the capabilities that we offer, especially in the areas of national defense, cybersecurity, and critical infrastructure, including the financial, energy, telecommunications, and healthcare sectors;

*   changes in the government's attitude towards us as a company or our platforms as viable or acceptable software solutions;

*   appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government;

*   the adoption of new laws or regulations or changes to existing laws or regulations, including as may relate to the implementation of AI by federal agencies;

*   budgetary constraints, including automatic reductions as a result of "sequestration" or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies, for example in connection with an extended federal government shutdown, including the federal government's shutdown in the third quarter of 2025;

*   influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers;

*   changes in political or social attitudes with respect to security or data privacy issues;

*   potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics; and

*   increased or unexpected costs or unanticipated delays caused by other factors outside of our control, such as performance failures of our subcontractors.

Such events or activities, among others, have caused and could continue to cause governments and governmental agencies to delay or refrain from purchasing or paying for our platforms and services in the future, reduce the size or payment amounts of purchases from existing or new government customers, or otherwise have an adverse effect on our business, results of operations, financial condition, and growth prospects.

We have contracts with governments that involve classified programs, which may limit investor insight into portions of our business.

We derive a portion of our revenue from programs with governments and government agencies that are subject to security restrictions (e.g., contracts involving classified information, classified contracts, and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability, and may also require appropriate facility clearances and other specialized infrastructure. In the event of a security incident involving classified information, technology, facilities, or programs or personnel holding clearances, we may be subject to legal, financial, operational, and reputational harm. We are limited in our ability to provide specific information about these classified programs, their risks, or any disputes or claims relating to such programs. As a result, investors have less insight into our classified programs than our other businesses and therefore less ability to fully evaluate the risks related to our classified business or our business overall. However, historically the business risks associated with our work on classified programs have not differed materially from those of our other government contracts.

Our business could be adversely affected if our employees cannot obtain and maintain required personnel security clearances or we cannot establish and maintain a required facility security clearance.

Certain government contracts may require our employees to maintain various levels of security clearances and may require us to maintain a facility security clearance to comply with U.S. and international government agency requirements. Many governments have strict security clearance requirements for personnel who perform work in support of classified programs. Obtaining and maintaining security clearances for employees typically involves a lengthy process, and it can be difficult to identify, recruit, and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain their clearances or terminate employment with us, then we may be unable to comply with relevant U.S. and international government agency requirements, or our customers requiring classified work could choose to terminate or decide not to renew one or more contracts requiring employees to obtain or maintain security clearances upon expiration. To the extent we are not able to obtain or maintain a facility security clearance, we may not be able to bid on or win new classified contracts, and existing contracts requiring a facility security clearance could be terminated, either of which would have an adverse impact on our business, financial condition, and results of operations.

Many of our customer contracts may be terminated by the customer at any time for convenience and may contain other provisions permitting the customer to discontinue contract performance, and if terminated contracts are not replaced, our results of operations may differ materially and adversely from those anticipated. In addition, our contracts with government customers often contain provisions with additional rights and remedies favorable to such customers that are not typically found in commercial contracts.

Many of our contracts, including our government contracts, contain termination for convenience provisions. Customers that terminate such contracts may also be entitled to a pro rata refund of the amount of the customer deposit for the period of time remaining in the contract term after the applicable termination notice period expires. Government contracts often contain provisions and are subject to laws and regulations that provide government customers with additional rights and remedies not typically found in commercial contracts. These rights and remedies allow government customers, among other things, to:

- terminate existing contracts for convenience with short notice;

- reduce orders under or otherwise modify contracts;

- for contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor furnished cost or pricing data during negotiations that was not complete, accurate, and current;

- for some contracts, (i) demand a refund, make a forward price adjustment, or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process and (ii) reduce the contract price under triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated;

- cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

- decline to exercise an option to renew a multi-year contract or issue task orders in connection with indefinite delivery/indefinite quantity ("IDIQ") contracts;

- claim rights in solutions, systems, or technology produced by us, appropriate such work-product for their continued use without continuing to contract for our services, and disclose such work-product to third parties, including other government agencies and our competitors, which could harm our competitive position;

- prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors, or the existence of conflicting roles that might bias a contractor's judgment;

- subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction, or modification of the awarded contract;

- suspend or debar us from doing business with the applicable government; and

- control or prohibit the export of our services.

If a customer were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts, or if a government were to suspend or debar us from doing business with such government, our business, financial condition, and results of operations would be materially harmed.

Failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose government customers or our ability to contract with the U.S. and other governments.

As a government contractor, we must comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and inclusion on government contract vehicles, which affect how we and our partners do business with government agencies. As a result of actual or perceived noncompliance with government contracting laws, regulations, or contractual provisions, we may be subject to audits and internal investigations which may prove costly to our business financially, divert management time, or limit our ability to continue selling our platforms and services to our government customers. These laws and regulations may impose other added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, and termination of contracts and suspension or debarment from government contracting for a period of time with government agencies. Any such damages, penalties, disruption, or limitation in our ability to do business with a government could adversely impact, and could have a material adverse effect on, our business, results of operations, financial condition, public perception, and growth prospects.

Evolving government procurement policies and increased emphasis on cost over performance could adversely affect our business.

Federal, state, local, and foreign governments and government agencies could implement procurement policies that negatively impact our profitability. Changes in procurement policy favoring more non-commercial purchases, different pricing, or evaluation criteria or government contract negotiation offers based upon the customer's view of what our pricing should be may affect the predictability of our margins on such contracts or make it more difficult to compete on certain types of programs.

Governments and government agencies are continually evaluating their contract pricing and financing practices, and we have no assurance regarding the full scope and recurrence of any study and what changes will be proposed, if any, and their impact on our financial position, cash flows, or results of operations.

Increased competition and bid protests in a budget-constrained environment may make it more difficult to maintain our financial performance and customer relationships.

A substantial portion of our business is awarded through competitive bidding. Even if we are successful in obtaining an award, we may encounter bid protests from unsuccessful bidders on any specific award. Bid protests could result, among other things, in significant expenses to us, contract modifications, or even loss of the contract award. Even where a bid protest does not result in the loss of a contract award, the resolution can extend the time until contract activity can begin and, as a result, delay the recognition of revenue. We also may not be successful in our efforts to protest or challenge any bids for contracts that were not awarded to us, and we would be required to incur significant time and expense in such efforts.

In addition, governments and agencies increasingly have relied on competitive contract award types, including IDIQ and other multi-award contracts, which have the potential to create pricing pressure and to increase our costs by requiring us to submit multiple bids and proposals. Multi-award contracts require us to make sustained efforts to obtain orders under the contract. The competitive bidding process entails substantial costs and managerial time to prepare bids and proposals for contracts that may not be awarded to us or may be split among competitors.

We are experiencing increased competition while, at the same time, many of our customers are facing budget pressures, cutting costs, identifying more affordable solutions, performing certain work internally rather than hiring contractors, and reducing product development cycles. To remain competitive, we must maintain consistently strong customer relationships, seek to understand customer priorities, and provide superior performance, advanced technology solutions, and service at an affordable cost with the agility that our customers require to satisfy their objectives in an increasingly price competitive environment. Failure to do so could have an adverse impact on our business, financial condition, and results of operations.

The U.S. government may procure non-commercial developmental services rather than commercial products, which could materially impact our future U.S. government business and revenue.

U.S. government agencies, including our customers, often award large developmental item and service contracts to build custom software rather than firm fixed-price contracts for commercial products. We sell commercial items and services and do not contract for non-commercial developmental services. The U.S. government is required to procure commercial items and services to the maximum extent practicable in accordance with FASA, 10 U.S.C. § 2377; 41 U.S.C. § 3307, and the U.S. government may instead decide to procure non-commercial developmental items and services if commercial items and services are not practicable. In order to challenge a government decision to procure developmental items and services instead of commercial items and services, we would be required to file a bid protest at the agency level and/or with the Government Accountability Office. This can result in contentious communications with government agency legal and contracting offices, and may escalate to litigation in federal court. The results of any future challenges or potential litigation cannot be predicted with certainty, however, and any dispute or litigation with the U.S. government may not be resolved in our favor; moreover, whether or not it is resolved in our favor, such disputes or litigation could result in significant expense and divert the efforts of our technical and management personnel. These proceedings could adversely affect our reputation and relationship with government customers and could also result in negative publicity, which could harm customer and public perception of our business. The enforcement of FASA has resulted in a significant increase in our business with the U.S. federal government. Any change in or repeal of FASA, or a contrary interpretation of FASA by a court of competent jurisdiction, would adversely affect our competitive position for U.S. federal government contracts.

A decline in the U.S. and other government budgets, changes in spending or budgetary priorities, or delays in contract awards have affected and may continue to significantly and adversely affect our future revenue and limit our growth prospects.

Because we generate a substantial portion of our revenue from contracts with governments and government agencies, and in particular from contracts with the U.S. government and government agencies, our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities, as well as by delays in the government budget process, program starts, or the award of contracts or orders under existing contract vehicles, including as a result of a new U.S. administration. U.S. government spending levels for defense-related and other programs are uncertain, and may not be sustained at the levels associated with government fiscal year 2025. In addition, the current administration has launched efforts to evaluate and reduce overall government spending, which could impact our business, results of operations, financial condition, and growth prospects. Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of shifts in spending priorities from defense-related and other programs as a result of competing demands for federal funds and the number and intensity of military conflicts or other factors.

The U.S. government also conducts periodic reviews of U.S. defense strategies and priorities which may shift Department of Defense budgetary priorities, reduce overall spending, or delay contract or task order awards for defense-related programs from which we would otherwise expect to derive a significant portion of our future revenue. A significant decline in overall U.S. government spending, a significant shift in spending priorities, the substantial reduction or elimination of particular defense-related programs, or significant budget-related delays in contract or task order awards for large programs have affected and could continue to adversely affect our future revenue and limit our growth prospects.

Risks Related to Ownership of Our Class A Common Stock

The public trading price of our Class A common stock may be volatile and may decline regardless of our operating performance.

Prior to the listing of our Class A common stock, there was no public market for shares of our Class A common stock. The market prices of the securities of other recently public companies have historically been highly volatile. The public trading price of our Class A common stock has been, and may in the future be, subject to fluctuations in response to various factors, including those listed in this Annual Report on Form 10-K, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the public trading price of our Class A common stock include the following:

- the number of shares of our Class A common stock publicly owned and available for trading;

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- the inclusion, exclusion, or deletion of our Class A common stock from any major trading indices, such as the Standard & Poor's ("S&P") 500 Index or the Nasdaq-100 Index;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales or expected sales of shares of our Class A common stock by us or our stockholders;

- short-selling of our Class A common stock or related derivative securities;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

- any financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

- announcements by us or our competitors of new platforms, products, services, or capabilities;

- the public's reaction to our press releases, other public announcements, and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- actual or anticipated developments in our business, our competitors' businesses, or the competitive landscape generally;

- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- actual or perceived privacy or security breaches or other incidents;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses, services or technologies by us or our competitors;

- changes in our management, including any departures of one of our Founders;

- new laws, regulations, or government policies, as well as public expectations about or new interpretations or enforcement of the aforementioned, as applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- any significant change in our management;

- other events or factors, including those resulting from war, including the ongoing Russia-Ukraine and Middle East conflicts, incidents of terrorism, such as Hamas' attack against Israel, pandemics, or responses to these events; and

- general macroeconomic conditions, such as fluctuating interest rates, the potential or actual imposition of tariffs or other impacts on trade relations, and slow or negative growth of our markets.

In addition, stock markets, and the market for technology companies in particular, have experienced price and volume fluctuations that have affected and continue to affect the trading prices of equity securities of many companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. In the past, following periods of volatility in the overall market and the trading price of a particular company's securities, securities class action litigation has often been instituted against these companies. Such litigation, including the purported class action lawsuits and derivative lawsuits filed against us and certain of our officers and directors, could result in substantial costs and a diversion of our management's attention and resources and harm our business, financial condition, and results of operations. Further, in the future, we may be the target of additional litigation of this type.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, each of which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, stockholders, officers, or other employees to us or our stockholders, (c) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, (d) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (e) any action or proceeding asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or, if no state court in Delaware has jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, in all cases subject to the court having jurisdiction over the claims at issue and the indispensable parties; provided that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Section 22 of the Securities Act of 1933, as amended (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, stockholders, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, officers, stockholders, or other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our amended and restated bylaws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

Sales of substantial amounts of our Class A common stock in the public markets or the perception that sales might occur, including sales by our Founders and their affiliates, could cause the trading price of our Class A common stock to decline.

Sales of substantial amounts of our Class A common stock in the public markets or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.

In addition to the supply and demand and volatility risk factors discussed above, sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Class A common stock to decline. As of December 31, 2025, approximately 2.2 million options will expire through December 2026 if not exercised prior to their respective expiration dates, and we expect many holders will elect to exercise such options prior to expiration. Upon exercise, the holders will receive shares of our Class A or Class B common stock, which may subsequently be sold.

As of December 31, 2025, there were 2,290,986,536 shares of our Class A common stock outstanding, 99,200,290 shares of our Class B common stock outstanding and 1,005,000 shares of our Class F common stock outstanding. Substantially all of these shares may be immediately sold, although sales by our affiliates remain subject to compliance with the volume limitations of Rule 144.

Further, as of December 31, 2025, there were outstanding options to purchase an aggregate of 22,036,851 shares of our Class A common stock and 130,165,461 shares of our Class B common stock, 18,195,294 shares of our Class A common stock and 23,550,00 shares of Class B common stock subject to RSUs, 11,290,917 shares of our Class A common stock subject to stock appreciation rights ("SARs"), and 117,788 shares of our Class A common stock subject to performance-based RSUs ("P-RSUs"). All shares of our common stock reserved for future issuance under our equity compensation plans have been registered for sale under the Securities Act. Subject to compliance with Rule 144 or the availability of an alternative exemption, the shares issued upon exercise of stock options or SARs, or upon settlement of RSUs or P-RSUs will be available for immediate resale in the United States in the open market.

We also may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our Class A common stock to decline.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage certain types of transactions that may involve an actual or threatened acquisition of the Company, which will likely depress the trading price of our Class A common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- our multi-class common stock structure, which provides our Founders and their affiliates with the ability to effectively control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock;

- prior to the Final Class F Conversion Date (as defined in our amended and restated certificate of incorporation), the holders of our common stock will only be able to take action by written consent if the action also receives the affirmative consent of a majority of the outstanding shares of our Class F common stock, and after such point the holders of our common stock will only be able to take action at a meeting of the stockholders and will not be able to take action by written consent for any matter;

- from and after the Final Class F Conversion Date, our Board of Directors will be classified into three classes of directors with staggered three-year terms;

- our amended and restated certificate of incorporation does not provide for cumulative voting;

- certain transactions, other than restructuring transactions or transactions that otherwise do not involve a Change of Control (as defined in our amended and restated certificate of incorporation), which transactions require, pursuant to Section 251(c) or Section 271(a) of the Delaware General Corporation Law, the approval of the holders of a majority of the voting power of all of the outstanding shares of our capital stock entitled to vote thereon, will require approval by the holders of at least 55.0% of the voting power of all of the outstanding shares of our capital stock entitled to vote thereon if the record date for determining the stockholders entitled to vote to approve such transaction occurs prior to the Final Class F Conversion Date;

- certain transactions prior to the Final Class F Conversion Date, that would require disclosure pursuant to Item 404(a) of Regulation S-K, between any of our Founders (or their controlled affiliates), on the one hand, and us, on the other, in which consideration exchanges hands between our Founders (or their controlled affiliates) and us, and such consideration has a fair market value in excess of $50.0 million as determined in accordance with our amended and restated bylaws will require approval by either (i) the holders of at least 66 2/3% of the voting power of all of the outstanding shares of our capital stock, voting together as a single class, or (ii) an Independent Committee (as defined in our amended and restated bylaws);

- the acquisition of our equity securities by our Founders (including their controlled affiliates), prior to the Final Class F Conversion Date, in a "Rule 13e-3 transaction" (as defined in Rule 13e-3 under the Exchange Act) will be conditioned on approval by (i) an Independent Committee and (ii) the holders of a majority of the voting power of our capital stock that is held by our stockholders other than the Founders (including their controlled affiliates) and any holder of the Class F Common Stock;

- vacancies on our Board of Directors will be able to be filled only by our Board of Directors and not by stockholders;

- our directors may only be removed as provided in the Delaware General Corporation Law;

- a special meeting of our stockholders may only be called by the chairperson of our Board of Directors, our Chief Executive Officer, our President, or our Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directorships, whether or not there exist any vacancies or other unfilled seats in previously authorized directorships;

- our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders, except that any designation and issuance of preferred stock must receive the affirmative vote of a majority of the outstanding shares of our Class F common stock; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendation regarding our Class A common stock adversely, the trading price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about us, the trading price of our Class A common stock would likely decline. If these analysts publish target prices for our Class A common stock that are below the then-current public price of our Class A common stock, it could cause the trading price of our Class A common stock to decline significantly. Further, if one or more of these analysts cease coverage of Palantir or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock trading price and trading volume to decline.

Although we currently are not considered to be a "controlled company" under The Nasdaq Stock Market LLC ("Nasdaq") corporate governance rules, we may in the future become a controlled company due to the concentration of voting power among our Founders and their affiliates.

Although we currently are not considered to be a "controlled company" under the Nasdaq corporate governance rules, we may in the future become a controlled company due to the concentration of voting power among our Founders and their affiliates resulting from the issuance of our Class F common stock. See *"Risks Related to the Multiple Class Structure of our Common Stock, the Founder Voting Trust Agreement, and the Founder Voting Agreement"* below. A "controlled company" pursuant to the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group, or another company. In the event that our Founders and their affiliates or other stockholders acquire more than 50% of the voting power of the Company, we may in the future be able to rely on the "controlled company" exemptions under the Nasdaq corporate governance rules due to this concentration of voting power and the ability of our Founders and their affiliates to act as a group. If we were a controlled company, we would be eligible, and could elect, not to comply with certain of the Nasdaq corporate governance standards. Such standards include the requirement that a majority of directors on our Board of Directors are independent directors, subject to certain phase-in periods, and the requirement that our compensation, nominating and governance committee consist entirely of independent directors. In such a case, if the interests of our stockholders differ from the group of stockholders holding a majority of the voting power, our stockholders would not have the same protection afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and corporate matters may be reduced.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not anticipate declaring or paying any dividends to holders of our capital stock in the foreseeable future. In addition, our credit facility contains restrictions on our ability to pay dividends. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Consequently, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Risks Related to the Multiple Class Structure of our Common Stock, the Founder Voting Trust Agreement, and the Founder Voting Agreement

The multiple class structure of our common stock has the effect of concentrating voting power with certain stockholders, in particular, our Founders and their affiliates, which will effectively eliminate your ability to influence the outcome of important transactions, including a change in control.

Our Class A common stock has one (1) vote per share, and our Class B common stock has ten (10) votes per share with respect to each matter submitted to our stockholders. Assuming that the Founders and certain of their affiliates collectively meet the Ownership Threshold (as defined below) on the applicable record date for a vote of the stockholders (except as provided in our amended and restated certificate of incorporation), shares of Class F common stock will generally have a number of votes per share in respect of a matter submitted to our stockholders that would cause the total votes of all shares of Class F common stock, together with the votes attributable to shares of Class A common stock and Class B common stock held by our Founders and their affiliates that are subject to the voting agreement among our Founders and Wilmington Trust, National Association (the "Founder Voting Agreement") and the votes attributable to shares of Class A common stock and Class B common stock held by our Founders and their affiliates that are designated as Designated Founders' Excluded Shares (as defined in our amended and restated certificate of incorporation), in each case entitled to vote on such matter, to equal, with respect to such matter, 49.999999% of the voting power of (i) all of the outstanding shares of capital stock of the Company entitled to vote on such matter (including in the case of the election of directors); or (ii) the shares present in person or represented by proxy and entitled to vote on such matter only if a majority of the shares present in person or represented by proxy and entitled to vote on such matter is the applicable voting standard (as applicable, "49.999999% of the Voting Power"). Accordingly, subject to limited exceptions described in our amended and restated certificate of incorporation and amended and restated bylaws, such Founders will effectively control all matters submitted to the stockholders for the foreseeable future, including the election of directors, amendments of our organizational documents, compensation matters, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. Our Founders and their affiliates also hold the substantial majority of our outstanding Class B common stock. Because of the ten-to-one voting ratio between our Class B and Class A common stock, even without regard to the voting power of the Class F common stock, our Founders and their affiliates collectively control a significant portion of the voting power of our capital stock based on their current ownership and may significantly increase their ownership of Class B common stock in the future due to the exercise of currently outstanding stock options or the settlement of RSUs.

The Founders may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentration of voting power is likely to have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer, or proxy contest for the removal of directors. As a result, our governance structure, including the provisions of our amended and restated certificate of incorporation, may have the effect of depriving our stockholders of an opportunity to sell their shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.

The Founder Voting Trust Agreement and the Founder Voting Agreement also have the effect of concentrating voting power with our Founders and their affiliates, which will effectively eliminate your ability to influence the outcome of important transactions, including a change in control.

All shares of our Class F common stock are held in a voting trust (the "Founder Voting Trust"), established by our Founders pursuant to a voting trust agreement (the "Founder Voting Trust Agreement") with Wilmington Trust, National Association as trustee (the "Trustee"). Our Founders are also currently party to the Founder Voting Agreement. Our Founders have agreed through the Founder Voting Trust Agreement and Founder Voting Agreement that all of the shares of Class F common stock and all of the shares of our capital stock over which they and their affiliates have granted a proxy under the Founder Voting Agreement will be voted in the manner instructed by a majority of our Founders who are then party to the Founder Voting Agreement. Accordingly, together with the multiple class structure of our common stock and subject to limited exceptions described in our amended and restated certificate of incorporation and amended and restated bylaws, such Founders will effectively control all matters submitted to the stockholders for the foreseeable future, including the election of directors, amendments of our organizational documents, compensation matters, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Upon the withdrawal or removal of any of our Founders from the Founder Voting Agreement, including upon their death or disability, the remaining Founders or Founder, as the case may be, will determine the manner in which the shares of our Class F common stock as well as the shares subject to the Founder Voting Agreement are voted. In such cases, the voting power of our outstanding capital stock will be further concentrated among the remaining Founders, which may be as few as one. Further, if there are only two Founders who are party to the Founder Voting Agreement, one Founder will be able to effectively defeat any stockholder action, except for the election of directors or other matters that are decided by a plurality of votes, if his instruction to vote the shares of Class F common stock differs from the other Founder. The Founders who are then party to the Founder Voting Agreement will retain the right to direct the voting of the Class F common stock without regard to their employment status with us.

All shares of our Class F common stock are held in the Founder Voting Trust and voted pursuant to the Founder Voting Trust Agreement. Accordingly, our Founders who are then party to the Founder Voting Agreement will control any vote that requires the affirmative vote of the holders of a majority of our Class F common stock, including action of our stockholders by written consent, the designation or issuance by us of shares of preferred stock, and certain amendments to our amended and restated certificate of incorporation relating to our preferred stock.

Although we are a third-party beneficiary of the Founder Voting Agreement and the Founder Voting Trust Agreement, we do not have a general consent right with respect to amendments thereto, and either agreement may be amended or modified in the future in a manner that is adverse to our stockholders, which may include increasing the ability of one or more of our Founders to exercise control over matters submitted to a vote of our stockholders.

In certain circumstances in the future, the Founders and their affiliates could have voting power that exceeds 49.999999% of the Voting Power.

If the voting power of shares of Class A common stock and Class B common stock held by the Founders or their affiliates that are subject to the Founder Voting Agreement or are Designated Founders' Excluded Shares collectively equals greater than 49.999999% of the Voting Power with respect to a matter submitted to our stockholders, then the Class F common stock will have zero votes with respect to such matter. In this case, although the shares of our Class F common stock would generally be entitled to zero votes per share on that matter, all of the shares that are then subject to the Founder Voting Agreement would continue to be voted in accordance with the decision of a majority in number of the Founders who are then party to the Founder Voting Agreement.

For example, if the Founders and their affiliates hold shares other than the Class F common stock, such as Class B common stock, that, in the aggregate, have voting power that exceeds 49.999999% of the Voting Power with respect to a matter submitted to our stockholders, then the total voting power of the Founders and their affiliates would exceed 49.999999% of the Voting Power with respect to such matter. Our Founders and their affiliates may acquire additional shares of our Class A common stock or Class B common stock. Shares of our Class B common stock may be transferred (without converting into shares of Class A common stock) to, among others, our Founders or their affiliates, and such transfers to our Founders or their affiliates could increase the total voting power of the Founders and their affiliates above 49.999999% of the Voting Power with respect to such matter. Excluding the voting power of the Class F common stock, our Founders and their affiliates owned shares entitled to approximately 22% of the voting power of our outstanding capital stock in the aggregate as of February 10, 2026.

In addition, if one or two Founders withdraw from the Founder Voting Agreement, the total voting power of the Founders and their affiliates in the aggregate could exceed 49.999999% of the Voting Power. For instance, if one Founder has withdrawn from the Founder Voting Agreement and such withdrawing Founder votes his shares in the same manner as the shares of Class F common stock are voted pursuant to the Founder Voting Trust Agreement, then our Founders and their affiliates, in the aggregate, could exercise 49.999999% of the Voting Power of our capital stock plus the voting power of shares held by the withdrawing Founder (which would no longer represent a subset of the 49.999999% of the Voting Power of our capital stock voted by those Founders that remain party to the Founder Voting Agreement).

As a result of future issuances of our common stock or the disposal of shares of our common stock by our Founders and their affiliates, our Founders and their affiliates could have voting power that is substantially greater than, and outsized in comparison to, their economic interests and the percentage of our common stock that they hold.

In certain circumstances, our Founders and their affiliates could have voting power that is substantially greater than, and outsized in comparison to, their economic interests and the percentage of our common stock that they hold. This separation between voting power and economic interests could cause conflicts of interest between our Founders and our other stockholders, which may result in our Founders undertaking, or causing us to undertake, actions that would be desirable for the Founders or their affiliates but would not be desirable for our other stockholders.

In the event that our Founders and their affiliates have less than 49.999999% of the Voting Power prior to giving effect to the voting power of the Class F common stock, the issuance of additional shares by us in the future to stockholders other than our Founders who are then party to the Founder Voting Agreement or their affiliates will dilute the economic interests of our Founders but will generally not result in further dilution of the voting power of such Founders and their affiliates. Because of the voting rights of the Class F common stock, such issuances will instead correspondingly increase the voting power of the Class F common stock. Any future issuances of additional shares of Class A common stock and Class B common stock will not be subject to approval by our stockholders except as required by the Nasdaq listing standards.

In addition, our Founders and their affiliates are free to transfer or otherwise dispose of their shares of Class A common stock and Class B common stock without diminishing their voting power so long as our Founders and certain of their affiliates continue to collectively hold 100,000,000 Corporation Equity Securities (as defined in our amended and restated certificate of incorporation) on the applicable record date (subject to equitable adjustments as provided in our amended and restated certificate of incorporation) (the "Ownership Threshold"). Shares of our Class F common stock will not convert into shares of our Class B common stock, and our multi-class structure will not terminate, solely because our Founders and certain of their affiliates do not satisfy this Ownership Threshold on the applicable record date. Upon the withdrawal, or removal, of one or more of our Founders from the Founder Voting Agreement (including as a result of death or disability), the Ownership Threshold that must be met on the applicable record date will be reduced on a pro rata basis based on the ownership of Corporation Equity Securities (which excludes Designated Founders' Excluded Shares) of the Founders and certain of their affiliates as of August 10, 2020, which could substantially decrease the Ownership Threshold without reducing the effective voting power of the Class F common stock. Accordingly, our Founders who are then party to the Founder Voting Agreement will be able to achieve substantial liquidity in their holdings, and substantially diminish their economic interest in us, without diminishing their voting power.

Furthermore, meeting the Ownership Threshold on the applicable record date will not ensure that the Founders and their affiliates do not or will not have differing economic interests from the interests of holders of the Class A common stock. For example, the Founder Voting Agreement does not prohibit a Founder from hedging his economic exposure to our common stock; however, we have implemented a policy that will prohibit hedging by our directors, officers and employees, which currently includes the Founders. In addition, the trustee will vote shares of Class F common stock in accordance with the decision of a majority in number of the Founders who are then party to the Founder Voting Agreement, regardless of such Founders' relative ownership of any class of our common stock.

In August 2020, we granted two of our Founders, Mr. Karp, our Chief Executive Officer and a member of our Board of Directors, and Mr. Cohen, our President and a member of our Board of Directors, options and RSUs for an aggregate of 207.0 million shares of our Class B common stock (collectively, the "Founder Grants"), the substantial majority of which remain subject to vesting, exercise, and/or settlement upon the future satisfaction of service conditions and certain other conditions. These awards are expected to contribute to the Founders' ability to meet the Ownership Threshold on the applicable record date at least until the sale of such shares by Mr. Karp and Mr. Cohen.

Shares of our common stock designated by one or more of our Founders pursuant to our amended and restated certificate of incorporation may be voted or not voted by such Founders or their affiliates in their discretion and will reduce the voting power exercised in accordance with the decision of a majority in number of the Founders who are then party to the Founder Voting Agreement.

Mr. Thiel has identified a portion of the shares of Class B common stock and Class A common stock beneficially owned by him and his affiliates as Designated Founders' Excluded Shares, which will not be subject to the Founder Voting Agreement. Such Designated Founders' Excluded Shares would reduce the total voting power that will be exercised in accordance with the decision of a majority in number of the Founders who are then party to the Founder Voting Agreement. Mr. Thiel or his affiliates would vote or not vote such Designated Founders' Excluded Shares in their discretion, which may include in a manner different than the voting power exercised in accordance with the decision of a majority in number of the Founders who are then party to the Founder Voting Agreement. Depending on certain circumstances, including the extent to which other holders of Class B common stock convert or sell such shares of Class B common stock, such Designated Founders' Excluded Shares may have significant voting power and increase Mr. Thiel or his affiliates' relative voting power compared to the other Founders. The shares identified by Mr. Thiel as Designated Founders' Excluded Shares represented less than 5% of the voting power of our outstanding capital stock as of February 10, 2026. In the future, Mr. Thiel or our other Founders could designate additional shares as Designated Founders' Excluded Shares.

The Ownership Threshold that must be met on any applicable record date is a small minority of our outstanding Corporation Equity Securities, and future issuances of Corporation Equity Securities may decrease this percentage.

The Ownership Threshold that must be met on any applicable record date is currently 100,000,000 Corporation Equity Securities, which is a small minority of our outstanding Corporation Equity Securities. While the number of outstanding Corporation Equity Securities may exceed the number of shares of our outstanding capital stock, as a comparison, there were 2,391,191,826 shares of our common stock outstanding as of December 31, 2025. Except for certain equitable adjustments as provided in our amended and restated certificate of incorporation, future issuances of Corporation Equity Securities by us will not increase the Ownership Threshold that must be met on any applicable record date and, accordingly, will decrease the percentage of outstanding Corporation Equity Securities represented by the Ownership Threshold.

Upon the withdrawal, or removal, of one or more of our Founders from the Founder Voting Agreement (including as a result of death or disability), the Ownership Threshold that must be met on the applicable record date will be reduced on a pro rata basis based on the ownership of Corporation Equity Securities of the Founders and certain of their affiliates as of August 10, 2020. We expect that the Ownership Threshold will be reduced by approximately 57 million Corporation Equity Securities upon the withdrawal or removal from the Founder Voting Agreement of Alexander Karp, approximately 12 million Corporation Equity Securities upon the withdrawal or removal of Stephen Cohen, and approximately 31 million Corporation Equity Securities upon the withdrawal or removal of Peter Thiel if such withdrawals or removals were to happen.

In addition, in the future we could create a new class of equity securities with different economic or voting rights than existing classes. If we were to create a new class of equity security, because of the broad definition of "Corporation Equity Securities," such security could qualify as Corporation Equity Securities and therefore count towards the Ownership Threshold if held by our Founders who are then party to the Founder Voting Agreement or certain of their affiliates. If such security has lesser or no economic rights, it could have the effect of further increasing the divergence between the economic interests of our Founders who are then party to the Founder Voting Agreement and their affiliates, on the one hand, and the voting power of such Founders and their affiliates, on the other. Further, Corporation Equity Securities includes, among other things, any warrants, calls, options or other right, whether vested or unvested, to acquire from the Company certain voting or equity securities from the Company. Accordingly, the Board of Directors could issue additional equity securities, or additional options, RSUs, warrants or other rights to acquire equity securities (whether vested or unvested), to our Founders or certain of their affiliates, which would increase the number of Corporation Equity Securities they hold and enable them to meet the Ownership Threshold notwithstanding sales of Corporation Equity Securities that they currently hold. As a result, any Founders who are then party to the Founder Voting Agreement or certain of their affiliates could hold a nominal equity interest with little to no voting rights but meet the Ownership Threshold and therefore have voting power that provides effective control of our company.

The multiple class structure of our common stock features certain provisions that are novel or otherwise not common among other corporations with multiple class structures.

A number of provisions relating to the multiple class structure of our common stock are novel or otherwise not common among other corporations with multiple class structures. For instance, our Founders who are then party to the Founder Voting Agreement are free to transfer or otherwise dispose of their shares of Class A common stock and Class B common stock without diminishing their voting control so long as our Founders who are then party to the Founder Voting Agreement and certain of their affiliates meet the Ownership Threshold on the applicable record date. Shares of our Class B common stock, which have ten (10) votes per share, may remain outstanding in perpetuity. Additionally, shares of our Class B common stock may be transferred (without converting into shares of Class A common stock) to, among others, our Founders or their affiliates, which could result in our Founders and their affiliates or other stockholders obtaining additional voting control.

Additionally, certain provisions of our amended and restated certificate of incorporation related to the calculation of the voting power of the Class F common stock may have an adverse effect on our stockholders other than our Founders. Under our amended and restated certificate of incorporation, our Founders have the right to challenge the calculation of the voting power of the Class F common stock. Such a challenge may cause delays in the certification of any vote of our stockholders or in the effectiveness of any action of our stockholders.

The multi-class structure of our common stock, the Founder Voting Trust Agreement and the Founder Voting Agreement by which our Founders exercise effective control over all matters submitted to a vote of our stockholders will exist for the foreseeable future.

Shares of our Class F common stock will convert automatically into shares of our Class B common stock only if the Founder Voting Trust Agreement or the Founder Voting Agreement is terminated. Each of these agreements could remain in place until the death of our last living Founder. As of December 31, 2025, our Founders were 58, 58, and 43 years old. Further, upon a discretionary or compulsory withdrawal of a Founder as a beneficiary of the Founder Voting Trust Agreement, the Trustee will instruct our transfer agent and us to convert the withdrawing Founder's pro rata portion of the shares of Class F common stock held in the Founder Voting Trust at the time of the withdrawal into shares of Class B common stock in accordance with our amended and restated certificate of incorporation.

Because of the ten-to-one voting ratio between our Class B and Class A common stock, even if the Class F common stock converts to Class B common stock, our Founders will collectively control a significant portion of the voting power of our capital stock based on their current ownership. Future transfers by holders of shares of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes and transfers between related entities. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those individual holders of Class B common stock who retain their shares in the long term. If our Founders and their affiliates, individually or collectively, retain a significant portion of their holdings of Class B common stock for an extended period of time, they could, in the future, individually or collectively, continue to control a significant portion of the combined voting power of our Class A common stock and Class B common stock, even without the use of the Class F common stock, and such voting power could enable holders of Class B common stock to effectively control all matters subject to the stockholder approval. Shares of our Class B common stock may remain outstanding in perpetuity.

Further, if all, or a large portion, of the Founder Grants should be exercised or vest and settle, our Founders will increase their voting power of our Class B common stock. Although the terms of our amended and restated certificate of incorporation only provide for a separate vote of the holders of our Class B common stock on limited matters, under Delaware law, certain actions may require the approval of the holders of the Class B common stock voting as a separate class. For example, if we amend our amended and restated certificate of incorporation to adversely affect the special rights, powers, or preferences of our Class B common stock in a manner that does not so affect the Class A common stock or Class F common stock, Delaware law could require approval of the holders of our Class B common stock voting separately as single class. For any vote of the Class B common stock voting as a separate class, our Founders will significantly influence such vote if all, or a large portion, of the Founder Grants should vest and settle and the Founders retain such shares.

Our governance structure may negatively affect the decision by certain institutional investors to purchase or hold shares of our Class A common stock.

The holding of low-voting stock, such as our Class A common stock, may not be permitted by the investment policies of certain institutional investors or may be less attractive to the portfolio managers of certain institutional investors. In addition, our multi-class governance structure may make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track such indices would not invest in our stock. For example, S&P did not allow most newly public companies utilizing dual- or multi-class capital structures to be included in their indices from 2017 until a change in their eligibility requirements for such companies in 2023. Following this change, we joined the S&P 500 index in September 2024. Any such existing or new policies may depress our valuation compared to those of other similar companies that do not have multi-class governance structures.

Future issuances of our Class A common stock will dilute the voting power of our Class A common stockholders but may not result in further dilution of the voting power of our Founders who are then party to the Founder Voting Agreement.

Future issuances of our Class A common stock will dilute the voting power of our Class A common stockholders, and future issuances to stockholders other than our Founders who are then party to the Founder Voting Agreement will dilute the economic interests of our Founders and their affiliates. However, because of the voting rights of the shares of Class F common stock, in the event that our Founders and their affiliates have less than 49.999999% of the Voting Power prior to giving effect to the voting power of the Class F common stock, future issuances of Class A common stock to stockholders other than our Founders and their affiliates will generally not result in dilution of the voting power of our Founders who are then party to the Founder Voting Agreement or their affiliates, but rather, will correspondingly increase the voting power of the Class F common stock. Any future issuances of additional shares of Class A common stock will not be subject to approval by our stockholders except as required by the Nasdaq listing standards.

General Risk Factors

Adverse economic conditions or reduced technology spending may adversely impact our business.

Our business depends on the economic health of our current and prospective customers and overall demand for technology. In addition, the purchase of our platforms and services is often discretionary and typically involves a significant commitment of capital and other resources. In recent years, the United States, the EU, and the U.K. have experienced historically high levels of inflation. Although inflation levels have decreased from their highest levels in the United States, the EU, and the U.K., the U.S. Federal Reserve, the European Central Bank, and the Bank of England have raised, and could maintain or raise, interest rates and implement fiscal policy interventions. Even if these interventions lower inflation, they may also reduce economic growth rates, create a recession, and have other similar effects. Downturns in macroeconomic conditions, including fluctuating interest rates; supply chain disruptions; global political and economic uncertainty; geopolitical tensions, such as the ongoing Russia-Ukraine conflict, and the conflict resulting from Hamas' attack on Israel and ongoing conflict in the Middle East; a lack of availability of credit; a reduction in business confidence and activity; the curtailment of government or corporate spending; public health concerns or emergencies; financial market volatility; the potential or actual imposition of tariffs or other impacts on trade relations; and other factors have in the past, and may in the future, negatively affect the industries to which we sell our platforms and services. Our customers may suffer from reduced operating budgets, which could cause them to defer, reduce, or forego purchases of our platforms or services. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers, and the increased pace of consolidation in certain industries may result in reduced overall spending on our offerings. Uncertainty about global and regional economic conditions, a downturn in the technology sector or any sectors in which our customers operate, or a reduction in information technology spending even if economic conditions are stable, could adversely impact our business, financial condition, and results of operations in a number of ways, including longer sales cycles, extended or alternative payment terms or delayed payments from our customers, lower prices for our platforms and services, material default rates among our customers, contract terminations or renegotiations by our customers, reduced sales of our platforms or services, difficulty attracting new customers or retaining and expanding relationships with existing customers, and lower or no growth. For example, some of our early-stage Investee customers filed for bankruptcy or terminated their contracts with us and we may not realize the full value of our commercial contracts with such customers as a result.

We cannot predict the timing, strength, or duration of any crises, economic slowdown or any subsequent recovery generally, or for any industry in particular. Although certain aspects of the effects of a crisis or an economic slowdown may provide potential new opportunities for our business, we cannot guarantee that the net impact of any such events will not be materially negative. Accordingly, if the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition, and results of operations could be adversely affected.

Moreover, to the extent challenging macroeconomic conditions adversely affect our business, financial condition, and results of operations, these events, alone or in combination, may also have the effect of heightening many of the other risks described in this *"Risk Factors"* section, including but not limited to, those related to maintaining company culture, our ability to increase sales to existing and new customers, continue to perform on existing contracts, develop and deploy new technologies, expand our marketing capabilities and sales organization, and generate sufficient cash flow to service our indebtedness, volatility in the trading price of our Class A common stock, and our ability to comply with the covenants in the agreements that govern our indebtedness.

We may face exposure to foreign currency exchange rate fluctuations.

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, Japanese yen ("JPY"), and British pound sterling ("GBP"). We expect our non-U.S. operations to continue to grow in the near term and we are continually monitoring our foreign currency exposure to determine if we should consider a hedging program. Today, our non-U.S. contracts are denominated in either U.S. dollars or local currency, while our non-U.S. operating expenses are often denominated in local currencies. However, as we expand our non-U.S. operations, a larger portion of our operating expenses may be denominated in local currencies and we may also hold monetary assets and liabilities in currencies other than the respective subsidiaries' functional currency. Volatility in exchange rates and global financial markets is expected to continue due to political and economic uncertainty globally.

When the U.S. dollar strengthens compared to other currencies, it generally increases the real cost of our platforms to our customers outside of the United States, which could reduce demand for our platforms and adversely affect our financial condition and results of operations. Fluctuations in the value of foreign currencies have resulted, and could continue to result, in the dollar equivalent of our revenues being lower, result in increased expenses for our non-U.S. operations, or otherwise impact our financial condition and results of operations.

Natural disasters, including climate change, and other catastrophic events beyond our control could harm our business.

Natural disasters, including climate change, or other catastrophic events may cause damage or disruption to our operations, non-U.S. commerce and the global economy, and thus could have a negative effect on us. Our business operations have been, and could in the future be, subject to interruption by natural disasters, earthquakes, flooding, fire, power shortages, pandemics, terrorism, such as Hamas' attack against Israel in 2023 and the ensuing conflict, political unrest, cyberattacks including as may be exacerbated by the ongoing Russia-Ukraine and Middle East conflicts, geopolitical tensions including those related to the invasion of Ukraine, the effects of climate change such as drought, wildfires, increased storm severity, and sea level rise, telecommunications failure, vandalism, and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers, could decrease demand for our services, could make existing customers unable or unwilling to fulfill their contractual requirements to us, including their payment obligations, and could cause us to incur substantial expense, including expenses or liabilities arising from potential litigation. Our insurance may not be sufficient to cover losses or additional expense that we may sustain. Customer data could be lost, significant recovery time could be required to resume operations and our financial condition and results of operations could be adversely affected in the event of a major natural disaster or catastrophic event.

In addition, the impacts of climate change on the global economy and our industry are rapidly evolving. We have been, and may continue to be, subject to increased regulations, reporting requirements, standards or expectations regarding the environmental impacts of our business. While we seek to mitigate our business risks associated with climate change, there are inherent climate-related risks wherever business is conducted. Any of our primary locations may be vulnerable to the adverse effects of climate change. For example, our Colorado headquarters has experienced climate-related events and may continue to at an increasing frequency in the future, including drought, water scarcity, heat waves, and wildfires resulting in air quality impacts and power shutoffs. Additionally, while many of our employees have returned to our offices, it could be particularly difficult to mitigate the impact of these events on our employees continuing to work remotely. Changing market dynamics, global policy developments and increasing frequency and impact of extreme weather events on critical infrastructure in the United States and elsewhere have the potential to disrupt our business, the business of our partners, suppliers, and customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the Nasdaq listing standards. The requirements of these rules and regulations may continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have developed and refined our financial reporting and other disclosure controls and procedures, and will continue to do so. Our controls are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting as our business continues to grow in size and complexity. We expect to continue to hire and integrate additional accounting and financial staff with appropriate company experience and technical accounting knowledge, as well as implement and integrate new technological systems. In order to maintain and improve the effectiveness of our financial statement and disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, we have identified in the past, and may identify in the future, deficiencies in our controls. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. We are required to annually comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose.

Our independent registered public accounting firm must also formally attest to the effectiveness of our internal control over financial reporting annually. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, financial condition and results of operations and could cause a decline in the market price of our Class A common stock.

We incur significant costs and demands upon management as a result of complying with the laws and regulations affecting public companies which could adversely affect our business, financial condition, and results of operations.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the rules and regulations of Nasdaq. These requirements result in significant legal, accounting, and financial compliance costs and have made, and will continue to make, some activities more time-consuming and costly. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management's attention may be diverted from the day-to-day management of our business, which could harm our business, financial condition, and results of operations.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We have and intend to continue to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

These rules and regulations have also made it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as our executive officers.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We maintain a security organization that is responsible for overseeing security practices across the Company, including with respect to information, personnel, and facilities. Our information security team maintains policies and processes for assessing, identifying, and managing material risk from cybersecurity and other information security threats, including as may be related to our third party vendors and suppliers.

Our Chief Information Security Officer leads our information security team and works with Palantir's other departments in areas such as facilities, physical security, operations, data protection, information technology, product development, finance, legal and compliance, where necessary in assessing and reviewing risks and identifying actions to be taken. As part of our overall approach to risk management, we monitor and evaluate the sufficiency of our policies, processes and controls, including with respect to cybersecurity risks and process.

Regular assessments and reviews, both internal and independent, are conducted on Palantir information assets and networks, including systems, devices, applications, and related computing resources, to evaluate potential risks and vulnerabilities, identify actions to be taken, and evaluate the effectiveness of our cybersecurity program and controls. Risk management exercises occur regularly, and in response to changes in Company operations, risk landscape, and threat actor activities using threat modeling, risk forecasting, and other techniques to identify where investments in security should be made. Internal assessments occur based on results from risk management exercises, changes in infrastructure, cybersecurity risks, threat actor activity, and in response to other internal or external events. External assessments are conducted by independent assessors, consultants, or auditors, as relevant, and occur regularly in order to maintain our certifications and accreditations with certain compliance regimes (for example, FedRAMP).

We also provide employees with policies and training in areas such as ethics, corruption, information security, social engineering, data protection, and compliance, and with regular updates on the cybersecurity program and potential threats.

Additionally, Palantir utilizes third-party software, services, and providers in our cybersecurity program in furtherance of our security processes such as endpoint security, threat intelligence, cloud security, and authentication services. The third-party vendors we engage with are generally required to implement industry standard technical, administrative, cybersecurity, and physical measures designed to protect the security and confidentiality of Palantir information (including customer information). Additionally, such providers undergo review, dependent on the software and services they are expected to provide, as part of our vendor onboarding process and may be subject to additional review upon certain critical events, or in connection with contract renewals. Third-party providers must notify Palantir promptly of relevant security incidents.

We face a number of cybersecurity risks in connection with our business. To date, our business strategy, results of operations, and financial condition have not been materially affected by cybersecurity incidents. For additional information, please refer to *Item 1A. "Risk Factors"* in this Annual Report on Form 10-K, including the risk factors under the section entitled *"Risks Related to Intellectual Property, Information Technology, Data Privacy, and Security"*.

Governance

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks we face, while our Board of Directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. Our Board of Directors administers its cybersecurity risk oversight function directly and may choose to administer this function through its committees as well.

Our Chief Information Security Officer oversees our cybersecurity program, policies and processes, including those described in *"Risk Management and Strategy"* above, and works with the information security team and other stakeholders on the prevention, detection, mitigation, response and remediation of cybersecurity incidents, as applicable. As our information security team monitors the security and effectiveness of our policies and processes, they also work to keep the Chief Information Security Officer and other members of leadership informed of critical incidents, process updates, or other material details, in accordance with our internal reporting structure. Our Chief Information Security Officer in turn provides periodic briefings to our Board of Directors regarding our company's cybersecurity risks and activities, which would include recent material cybersecurity incidents and related responses, if any, changes to the risk landscape, and updates or changes to the cybersecurity program. Our current Chief Information Security Officer has over 15 years of systems engineering and technical cybersecurity experience, and holds an undergraduate degree in computer science and a graduate degree in business administration. He has also completed graduate-level courses in computer science and holds certifications in information security. The information security team includes employees with broad ranging experience in cybersecurity threat assessments and detection, incident response, and mitigation and management of various types of threats, including from insiders and nation-state actors.

ITEM 2. PROPERTIES

Facilities

We have leased principal properties in Denver, Colorado, which was the location of our corporate headquarters; in Palo Alto, California; New York City, New York; Washington, D.C.; and London, England. In addition, we lease various other office spaces throughout the world.

We believe that our existing facilities are adequate to meet current requirements, and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

ITEM 3. LEGAL PROCEEDINGS

From time to time we are subject to legal proceedings and claims arising in the ordinary course of business. Based on our current knowledge, we believe that the amount or range of reasonably possible losses will not, either individually or in the aggregate, have a material adverse effect on our business, results of operations, or financial condition.

The results of any litigation cannot be predicted with certainty, and an unfavorable resolution in any legal proceedings could materially affect our future business, results of operations, or financial condition. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

For information on legal proceedings, refer to *Note 8. Commitments and Contingencies—Litigation and Legal Proceedings* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A common stock trades on The Nasdaq Stock Market LLC (Nasdaq Global Market Select) under the symbol "PLTR".

Our Class B common stock and Class F common stock are not listed on any stock exchange nor traded on any public market.

Holders of Record

As of February 10, 2026, there were 2,178 holders of record of our Class A common stock, 16 holders of record of our Class B common stock, and one holder of record of our Class F common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant. In addition, the terms of our undrawn credit facility contain restrictions on our ability to declare and pay cash dividends on our capital stock, and we may enter into credit agreements or other borrowing arrangements in the future that may restrict our ability to declare and pay cash dividends.

Issuer Purchases of Equity Securities

The following table summarizes stock repurchases during the three months ended December 31, 2025 (in thousands, except share and per share amounts):

Period	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]
October 1, 2025 - October 31, 2025	37,533	$ 183.79	37,533	$ 873,117
November 1, 2025 - November 30, 2025	32,630	$ 174.65	32,630	$ 867,418
December 1, 2025 - December 31, 2025	36,008	$ 183.26	36,008	$ 860,819
Total	106,171		106,171	

---

[1] Includes related commissions.

[2] In August 2023, our Board of Directors authorized the Share Repurchase Program which allows for the repurchase of up to $1.0 billion of our outstanding shares of Class A common stock. The Share Repurchase Program does not obligate us to repurchase any specific number of shares and may be discontinued at any time. During the year ended December 31, 2025, we repurchased 600,446 shares of our Class A common stock under the Share Repurchase Program. The Share Repurchase Program was terminated in January 2026. For additional information see *Note 9. Stockholders' Equity* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act.

The following graph compares the cumulative total return to stockholders on our Class A common stock since September 30, 2020 (the date our Class A common stock commenced trading on the New York Stock Exchange relative to the cumulative total returns of the Standard & Poor's 500 Index and the Standard & Poor's Information Technology Index over the same period. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Class A common stock and in each index at the market close on September 30, 2020, and its relative performance is tracked through December 31, 2025. The returns shown are based on historical results and are not intended to suggest future performance.



Unregistered Sales of Equity Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations, and beliefs, involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. You should review the section titled "Special Note Regarding Forward-Looking Statements" for a discussion of forward-looking statements and the section titled "Risk Factors" for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

This section of this Annual Report on Form 10-K generally discusses fiscal years 2025 and 2024 items and year-to-year comparisons between fiscal years 2025 and 2024. Discussions of fiscal year 2024 items and year-to-year comparisons between fiscal years 2024 and 2023 that are not included in this Annual Report on Form 10-K can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 18, 2025 and is incorporated herein by reference.

Overview

We build software that empowers organizations to effectively integrate their data, decisions, and operations at scale.

We were founded in 2003 and started building software for the intelligence community in the United States to assist in counterterrorism investigations and operations. We later began working with commercial enterprises, who often faced fundamentally similar challenges in working with data.

We have built four principal software platforms, Gotham, Foundry, Apollo, and AIP. Foundry is our foundational data operations platform, which provides the core capabilities for data management, logic authoring, systemic mapping development through our Ontology, analytics, and workflow development. AIP is our generative AI platform, which provides secure connectivity to third-party-provided LLMs, a development toolchain for building AI-powered agents and automations, an array of AI-enabled end user applications, a broad evaluations framework for governing AI workflows in production, and more. Apollo is our continuous delivery platform, enabling the orchestration of upgrades of services and assets every day to manage the underlying infrastructure that hosts our other platforms. Gotham integrates with our other platforms, as well as our broader defense offerings, to power a wide array of missions across allied defense and intelligence operations.

For over a decade, Gotham has surfaced insights for global defense agencies, the intelligence community, disaster relief organizations and beyond. Foundry is becoming a central operating system not only for individual institutions but also for entire industries. Apollo, which we began offering as a commercial solution in 2021, is a cloud-agnostic, single control layer that coordinates ongoing delivery of new features, security updates, and platform configurations, helping to ensure the continuous operation of critical systems. Apollo allows our customers to run their software in virtually any environment.

In 2023, we began deploying our newest offering, AIP, which is designed for customers across the commercial and government sectors, enabling them to derive value from recent breakthroughs in artificial intelligence via the combination of our existing software platforms with generative AI models, including LLMs. We believe AIP uniquely allows users to connect LLMs and other AI with their data and operations to facilitate decision-making within the legal, ethical, and security constraints that they require.

The Ontology has continuously evolved over time, serving as the heart of our platforms by activating data and analytics inside operations, enabling real-time connectivity between data, analytics, and operational teams, as well as AI. Ontology generally refers to the systematic mapping of data to meaningful context. The Palantir Ontology goes far beyond the traditional concept by integrating the elements of a decision—the data, logic, and actions—into a foundational representation of the organization, and allowing users to build interconnected workflows, turning specialized expertise into shared infrastructure to dynamically optimize decision-making across the enterprise. The Ontology can help create a shared understanding across all users in a data ecosystem regardless of technical skills, enabling organizations to scale more efficiently and rapidly.

While our focus in the short term remains on making our software platforms available to increasingly broad swaths of the market, we are also working to identify additional component parts and products embedded within those platforms that have potential as commercial offerings on their own.

We believe that every institution faces challenges that our platforms and products were designed to address. Our approach with all our clients is to establish a partnership that transforms the way they use data in pursuit of their goals.

We regularly evaluate partnerships and investment opportunities in complementary businesses, employee teams, technologies, and intellectual property rights in an effort to expand our product and service offerings.

Our Business

Our customers pay us to use the software platforms we have built. While we generally offer contract terms of one to five years in length, our customers sometimes enter into shorter-term contracts. Revenue is generally recognized ratably over the contract term. Many of our customer contracts contain termination for convenience provisions.

For the year ended December 31, 2025, we generated $4.5 billion in revenue, reflecting a 56% growth rate from the year ended December 31, 2024, when we generated $2.9 billion in revenue.

In the year ended December 31, 2025, we generated income from operations of $1.4 billion, or adjusted income from operations of $2.3 billion when excluding stock-based compensation and related employer payroll taxes. In the year ended December 31, 2024, we generated income from operations of $310.4 million, or adjusted income from operations of $1.1 billion when excluding stock-based compensation and related employer payroll taxes.

In the year ended December 31, 2025, our gross profit was $3.7 billion, reflecting a gross margin of 82%, or 84% when excluding stock-based compensation. In the year ended December 31, 2024, our gross profit was $2.3 billion, reflecting a gross margin of 80%, or 83% when excluding stock-based compensation.

For more information about our adjusted income from operations, which excludes stock-based compensation and related employer payroll taxes; and gross profit and gross margin, when excluding stock-based compensation; as well as reconciliations from income from operations and gross profit, see the section titled *"Non-GAAP Reconciliations"* below.

Our Customers

We define a customer as an organization from which we have recognized revenue during the trailing twelve-month period. During the period ended December 31, 2025, we had 954 customers, including companies in various commercial sectors and government agencies around the world. During the period ended December 31, 2024, we had 711 customers.

For large government agencies, where a single institution has multiple divisions, units, or subsidiary agencies, each such division, unit, or subsidiary agency that enters into a separate contract with us and is invoiced as a separate entity is treated as a separate customer. For example, while the U.S. Food and Drug Administration, Centers for Disease Control and Prevention, and National Institutes of Health are subsidiary agencies of the U.S. Department of Health and Human Services, we treat each of those agencies as a separate customer given that the governing structures and procurement processes of each agency are independent.

We have built lasting and significant customer relationships and partnerships with some of the world's leading government institutions and companies. As of December 31, 2025, we expect to generate revenue from contracts closed during each of the three months and year ended December 31, 2025 for an additional four years, on a dollar-weighted average contract duration basis. Dollar-weighted average contract duration represents the length of time we expect to generate revenue on average, based on the total potential lifetime length and value of contracts entered into with, or awarded by, our customers at the time of contract execution, presuming that our customers will exercise all of the contractual options available to them and no termination of contracts, although many of our contracts are subject to termination provisions, including for convenience, and there can be no guarantee that contracts are not terminated or that contract options will be exercised. We calculate this duration on a dollar-weighted basis to adjust for smaller deals. The timing of our customer billings and receipt of payments varies from contract to contract. Our average revenue for the top twenty customers during the trailing twelve months ended December 31, 2025 was $93.9 million, which grew 45% from an average of $64.6 million in revenue from the top twenty customers during the trailing twelve months ended December 31, 2024, demonstrating our expanding relationships with existing customers.

Organizations in the commercial and government sectors face similar challenges when it comes to managing data, and we intend to expand our reach in both markets moving forward. Our decisions about which customer relationships require further investment may change over time, based on our assessment of the potential long-term value that our software can generate for them. We conduct pilots and bootcamps with customers, generally at our own expense and without a guarantee of future returns, in order to access a unique set of opportunities that others may pass over for lack of resources and shorter investment horizons. We manage customers at the account level, not by industry or sector, so that we can optimize on the specific growth opportunities for each customer. In the year ended December 31, 2025, 54% of our revenue came from government customers and 46% came from commercial customers.

Our U.S. customers have been a meaningful source of revenue growth for our business. In the year ended December 31, 2025, we generated 74% of our revenue from customers in the United States and the remaining 26% from non-U.S. customers. Revenue from our U.S. customers during the trailing twelve months ended December 31, 2025 was $3.3 billion, which grew 75% from the prior twelve-month period. We expect that U.S. customers will continue to be a source of significant revenue growth for us.

We continue to believe that our government customers remain a meaningful source of revenue for our business, particularly during periods of economic uncertainty. However, large government customers in particular are generally subject to a number of uncertainties regarding budgets and spending levels, changes in timing and spending priorities, and regulatory and policy changes, which can make it difficult to predict when, or if, we will make sales to such customers or the size and scope of any contract awards. See also the discussion of "*Risks Related to Relationships and Business with the Public Sector*" within "*Item 1A. Risk Factors*" included in this Annual Report on Form 10-K.

Expansion of Access to Platforms

The speed with which our platforms can be deployed has significantly expanded the range of potential customers with which we plan on partnering over the long term. We anticipate that our reach among an increasingly broad set of customers, in both the commercial and government sectors, will accelerate moving forward. We believe that, as these new partners grow, we will grow with them.

Our proximity to these businesses and the industries in which they are operating has enhanced, and is expected to continue enhancing, our own product and business development efforts, as we continue expanding access to our platforms to the broadest possible set of customers.

Total Remaining Deal Value

We are focused on building strategic relationships with, and delivering significant outcomes for, our customers over the long term. Our contracts with our customers reflect that long-term orientation, often lasting for multiple years at a time.

Total remaining deal value is the total remaining value, as of the end of the reporting period, of contracts that have been entered into with, or awarded by, our customers. Total remaining deal value presumes the exercise of all contract options available to our customers and no termination of contracts. However, many of our contracts are subject to termination provisions, including for convenience, and there can be no guarantee that contracts are not terminated or that contract options will be exercised. Further, total remaining deal value may exclude all or some portion of the value of certain commercial contracts as a result of our ongoing assessments of customers' financial condition, including the consideration of such customers' ability and intention to pay, and whether such contracts continue to meet the criteria for revenue recognition, among other factors.

As of December 31, 2025, the total remaining deal value of the contracts, as defined above, was $11.2 billion, up 105% from December 31, 2024, when our total remaining deal value of such contracts was $5.4 billion.

Of our total remaining deal value, as of December 31, 2025, the total remaining deal value of the contracts that we entered into with commercial customers, including existing contractual obligations and available contractual options, as defined above, was $6.8 billion, up 117% from December 31, 2024, when the total remaining deal value of such contracts was $3.1 billion.

As of December 31, 2025, the total remaining deal value of the contracts that we had been awarded by government agencies in the United States and allied countries around the world, including existing contractual obligations and contractual options available to those government agencies, was $4.4 billion, up 90% from December 31, 2024, when the total value of such contracts was $2.3 billion.

When calculating the total remaining deal value of government contracts, we do not include government contracts known as IDIQ contracts, totaling $12.3 billion, as of December 31, 2025, that we have also been awarded, but where the funding of such contracts has not yet been determined or guaranteed.

Many of our government and commercial contracts are subject to termination for convenience provisions. Additionally, the U.S. federal government is prohibited from exercising contract options more than one year in advance. As a result, there can be no guarantee that our customer contracts will not be terminated or that contract options will be exercised.

Macroeconomic Trends

As a corporation with an international presence, we are subject to risks and uncertainties caused by significant events with macroeconomic impacts, including, but not limited to, geopolitical tensions, fluctuating interest rates, monetary policy changes, foreign currency fluctuations, and the potential or actual imposition of tariffs or other impacts on trade relations. Additionally, these macroeconomic impacts have disrupted, and may continue to disrupt, the operations of our customers and prospective customers. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results, as well as the overall global economy and geopolitical landscape.

See the section titled *"Risk Factors"* included elsewhere in this Annual Report on Form 10-K for further discussion of the impact of macroeconomic trends on our business.

Geopolitical Tensions

Our business operations are subject to interruption by events that are beyond our control, including geopolitical tensions. We continue to closely monitor the impact of various geopolitical tensions and their global impacts on our business. While the ongoing Russia-Ukraine, Israel and broader Middle East, and other global conflicts are still evolving and the outcomes remain highly uncertain, we do not expect that the resulting challenging macroeconomic conditions will have a material impact on our business or results of operations.

We do not currently have office locations in Russia or Palestinian territories and none of our revenues came from sales to entities headquartered in those countries or territories. Our current operations related to Ukraine and Israel are not material to our financial position or results of operations. If the respective conflicts continue or worsen, leading to greater disruptions and uncertainty within the technology industry or global economy, our business and results of operations could be negatively impacted.

Foreign Currency Exchange Rates

Exchange rates are subject to significant and rapid fluctuations due to a number of factors, including interest rate changes, monetary policy changes, and political and economic uncertainty which may adversely affect our results of operations or financial position.

Our contracts with customers and vendors are primarily denominated in U.S. dollars. However, when the U.S. dollar strengthens compared to other currencies (primarily the Euro and GBP), it has had, and could in the future have, an unfavorable impact on our revenues and expenses from certain non-U.S. customers or vendors whose contracts are denominated in currencies other than the U.S. dollar. Additionally, certain of our U.S. and non-U.S. subsidiaries may hold monetary assets and liabilities in currencies other than their functional currency (primarily the JPY, Euro, and GBP), which could subject our results of operations and cash flows to adverse fluctuations due to changes in such foreign currency exchange rates as compared to the U.S. dollar. For the year ended December 31, 2025, such impacts were not material to our financial position or results of operations.

Customer Impacts

Macroeconomic conditions have impacted, and may continue to adversely impact, our customers' businesses. With economic uncertainty, we may experience additional negative impacts on new customer acquisition, customer renewals, and customer collections, among other things, which could negatively impact our business and results of operations.

Key Business Measure

In addition to the measures presented in our consolidated financial statements, we use the following key non-GAAP business measure to help us evaluate our business, identify trends affecting our business, formulate business plans and financial projections, and make strategic decisions.

Contribution Margin

We believe that the revenue we generate relative to the costs we incur in order to generate such revenue is an important measure of the efficiency of our business. We define contribution margin as revenue less our cost of revenue and sales and marketing expenses, excluding stock-based compensation, divided by revenue.

Revenue is allocated to each customer account directly. The cost of revenue and sales and marketing costs include both the costs associated with the deployment and operation of our software as well as expenses associated with identifying new customers and expanding partnerships with existing ones. Our software engineers working with existing customers often manage the deployment and operation of our platforms as well as identify new ways that those platforms can be used. To calculate the contribution by segment, we allocate cost of revenue and sales and marketing expenses, excluding stock-based compensation, to an account pro rata based on headcount and time spent on the account during the period. To the extent certain costs or personnel are not directly assigned to a specific account, they are allocated pro rata based on total headcount staffed during such period. Direct costs, such as third-party cloud hosting services, are directly allocated to the account to which they relate. Allocated revenues and expenses are then aggregated into a segment based upon the customer account to which they relate.

Contribution margin, both across our business and segments, is intended to capture how much we have earned from customers after accounting for the costs associated with deploying and operating our software, as well as any sales and marketing expenses involved in acquiring and expanding our partnerships with customers or potential customers, including allocated overhead. We exclude stock-based compensation as it is a noncash expense.

We believe that our contribution margin provides an important measure of the efficiency of our operations over time. We have included contribution margin because it is a key measure used by our management to evaluate our performance, and we believe that it also provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team. Our calculation of contribution margin may differ from similarly titled measures, if any, reported by other companies. Contribution margin should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

For more information about contribution margin, including the limitations of this measure, and a reconciliation to income from operations, see the section titled *"Non-GAAP Reconciliations"* below.

Non-GAAP Reconciliations

We use the non-GAAP measures contribution margin; gross profit and gross margin, excluding stock-based compensation; and adjusted income from operations, which excludes stock-based compensation and related employer payroll taxes, to help us evaluate our business, identify trends affecting our business, formulate business plans and financial projections, and make strategic decisions. We exclude stock-based compensation, which is a noncash expense, from these non-GAAP financial measures because we believe that excluding this item provides meaningful supplemental information regarding operational performance and provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team. Additionally, we exclude employer payroll taxes related to stock-based compensation as it is difficult to predict and outside of our control.

Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Further, these metrics have certain limitations, as they do not include the impact of certain expenses that are reflected in our consolidated statements of operations. Thus, our non-GAAP contribution margin; gross profit and gross margin, excluding stock-based compensation; and adjusted income from operations should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP.

We compensate for these limitations by providing reconciliations of these non-GAAP measures to the most comparable GAAP measures. We encourage investors and others to review our business, results of operations, and financial information in their entirety, not to rely on any single financial measure, and to view these non-GAAP measures in conjunction with the most directly comparable GAAP financial measures.

Contribution Margin

The following table provides a reconciliation of contribution margin for the years ended December 31, 2025 and 2024 (in thousands, except percentages):

| | Years Ended December 31, | | | |
	2025		2024	
Income from operations	$	1,414,015	$	310,403
Add:				
Research and development expenses [1]		420,838		342,813
General and administrative expenses [1]		423,811		375,094
Total stock-based compensation expense		684,033		691,638
Total contribution	$	2,942,697	$	1,719,948
Contribution margin		66 %		60 %

_____

[1] Excludes stock-based compensation.

Gross Profit and Gross Margin, Excluding Stock-Based Compensation

The following table provides a reconciliation of gross profit and gross margin, excluding stock-based compensation for the years ended December 31, 2025 and 2024 (in thousands, except percentages):

| | Years Ended December 31, | | | |
	2025		2024	
Gross profit	$	3,686,269	$	2,299,517
Add: stock-based compensation		64,555		69,065
Gross profit, excluding stock-based compensation	$	3,750,824	$	2,368,582
Gross margin, excluding stock-based compensation		84 %		83 %

Adjusted Income from Operations

The following table provides a reconciliation of adjusted income from operations, which excludes stock-based compensation and related employer payroll taxes for the years ended December 31, 2025 and 2024 (in thousands, except percentages):

		Years Ended December 31,		
		2025		**2024**
Income from operations	$	1,414,015	$	310,403
Add: stock-based compensation		684,033		691,638
Add: employer payroll taxes related to stock-based compensation		156,052		126,021
Adjusted income from operations	$	2,254,100	$	1,128,062
Adjusted operating margin		50 %		39 %

Components of Results of Operations

Revenue

We generate revenue from the sale of subscriptions to access our software platforms in our hosted environment along with ongoing O&M services ("Palantir Cloud"), software subscriptions in our customers' environments with ongoing O&M services ("On-Premises Software"), and professional services.

Palantir Cloud

Our Palantir Cloud subscriptions grant customers the right to access the software functionality in a hosted environment controlled by Palantir and are sold together with stand-ready O&M services, as further described below. We agree to provide continuous access to our hosted software throughout the contract term. Revenue associated with Palantir Cloud subscriptions is generally recognized over the contract term on a ratable basis, which is consistent with the transfer of control of the Palantir services to the customer.

On-Premises Software

Sales of our software licenses, primarily term licenses, grant customers the right to use functional intellectual property, either on their internal hardware infrastructure or on their own cloud instance, over the contractual term and are also sold together with stand-ready O&M services. O&M services include critical updates and support and maintenance services required to operate the software and, as such, are necessary for the software to maintain its intended utility over the contractual term. Because of this requirement, we have concluded that the software licenses and O&M services, which together we refer to as our On-Premises Software, are highly interdependent and interrelated and represent a single distinct performance obligation within the context of the contract. Revenue is generally recognized over the contract term on a ratable basis.

Professional Services

Our professional services support the customers' use of the software and include, as needed, on-demand user support, user-interface configuration, training, and ongoing ontology and data modeling support. Professional services contracts typically include the provision of on-demand professional services for the duration of the contractual term, which may be coterminous or non-coterminous with a Palantir Cloud subscription or the On-Premises Software. Professional services are on-demand, whereby we perform services throughout the service period; therefore, the revenue is recognized over the related term.

Cost of Revenue

Cost of revenue primarily includes salaries, stock-based compensation expense, and benefits for personnel involved in performing O&M and professional services, as well as subcontractor expenses, field-service representatives, third-party cloud hosting services, hardware costs, and other direct costs.

We expect that cost of revenue will increase in absolute dollars as our revenue grows and will vary from period to period as a percentage of revenue.

Sales and Marketing

Our sales and marketing efforts span all stages of our sales cycle, including personnel involved with sales functions, and executing pilots at new or existing customers. Sales and marketing costs primarily include salaries, stock-based compensation expense, variable compensation, including commissions, and benefits for our sales force and personnel involved in sales functions, executing on pilots, and customer growth activities; as well as third-party cloud hosting services for our pilots, and marketing and sales event-related costs. Sales and marketing costs are generally expensed as incurred.

We expect that sales and marketing expenses will increase in absolute dollars as we continue to invest in our potential and current customers, in growing our business, in our sales force, and in enhancing our brand awareness.

Research and Development

Our research and development efforts are aimed at continuing to develop and refine our offerings, including adding new platforms, features, and modules, increasing their functionality, and enhancing the usability of our platforms. Research and development costs primarily include salaries, stock-based compensation expense, and benefits for personnel involved in performing the activities to develop and refine our platforms and products, as well as third-party cloud hosting services and other IT-related costs. Research and development costs are expensed as incurred.

We plan to continue to invest in personnel to support our research and development efforts. As a result, we expect that research and development expenses will increase in absolute dollars for the foreseeable future as we continue to invest to support these activities.

General and Administrative

General and administrative costs include salaries, stock-based compensation expense, and benefits for personnel involved in our executive, finance, legal, human resources, and administrative functions, as well as third-party professional services and fees.

We expect that general and administrative expenses will increase in absolute dollars as we hire additional personnel and enhance our systems, processes, and controls to support the growth in our business as well as our continuing compliance and reporting requirements as a public company.

Interest Income

Interest income consists primarily of interest income earned on our cash, cash equivalents, U.S. Treasury securities, and restricted cash balances.

Other Income (Expense), Net

Other income (expense), net consists primarily of realized and unrealized losses from equity securities and foreign currency exchange gains and losses.

Provision for Income Taxes

Provision for income taxes consists of income taxes related to foreign and state jurisdictions in which we conduct business and withholding taxes.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests represents the share of income that is not attributable to the Company.

Segments

We have two operating segments, commercial and government, which were determined based on the manner in which the chief operating decision maker, who is our Chief Executive Officer, manages our operations for purposes of allocating resources and evaluating performance. Various factors, including our organizational and management reporting structure and customer type, were considered in determining these operating segments.

Our operating segments are described below:

- *Commercial:* This segment primarily serves customers working in non-government industries.
- *Government:* This segment primarily serves customers that are U.S. government and non-U.S. government agencies.

Segment profitability is evaluated based on contribution and contribution margin. Contribution is segment revenue less the related costs of revenue and sales and marketing expenses, excluding stock-based compensation expense. Contribution margin is contribution divided by revenue. To the extent costs of revenue or sales and marketing expenses are not directly attributable to a particular segment, they are allocated based upon headcount at each operating segment during the period. We use it, in part, to evaluate the performance of, and allocate resources to, each of our operating segments, which excludes certain operating expenses that are not allocated to operating segments because they are separately managed at the consolidated corporate level, or are noncash costs. These noncash or unallocated costs include stock-based compensation expense, research and development costs, and general and administrative costs.

Results of Operations

The following table summarizes our consolidated statements of operations data (in thousands):

		Years Ended December 31,			
		2025	**2024**		**2023**
Revenue	$	4,475,446	$ 2,865,507	$	2,225,012
Cost of revenue		789,177	565,990		431,105
Gross profit		3,686,269	2,299,517		1,793,907
Operating expenses:					
Sales and marketing		1,056,859	887,755		744,992
Research and development		557,677	507,878		404,624
General and administrative		657,718	593,481		524,325
Total operating expenses		2,272,254	1,989,114		1,673,941
Income from operations		1,414,015	310,403		119,966
Interest income		229,181	196,792		132,572
Other income (expense), net		14,172	(18,022)		(15,447)
Income before provision for income taxes		1,657,368	489,173		237,091
Provision for income taxes		22,724	21,255		19,716
Net income		1,634,644	467,918		217,375
Less: Net income attributable to noncontrolling interests		9,611	5,728		7,550
Net income attributable to common stockholders	$	1,625,033	$ 462,190	$	209,825

The following table sets forth the components of our consolidated statements of operations data as a percentage of revenue:

	Years Ended December 31,		
	2025	**2024**	**2023**
Revenue	100 %	100 %	100 %
Cost of revenue	18	20	19
Gross margin	82	80	81
Operating expenses:			
Sales and marketing	23	31	34
Research and development	12	18	18
General and administrative	15	20	24
Total operating expenses	50	69	76
Income from operations	32	11	5
Interest income	5	7	6
Other income (expense), net	—	(1)	—
Income before provision for income taxes	37	17	11
Provision for income taxes	1	1	1
Net income	36	16	10
Less: Net income attributable to noncontrolling interests	—	—	1
Net income attributable to common stockholders	36 %	16 %	9 %

Comparison of the Years Ended December 31, 2025 and 2024

Revenue

		Years Ended December 31,				Change		
		2025		**2024**		**Amount**		**%**
Revenue:								
Government	$	2,402,287	$	1,569,605	$	832,682		53 %
Commercial		2,073,159		1,295,902		777,257		60 %
Total revenue	$	4,475,446	$	2,865,507	$	1,609,939		56 %

Revenue increased by $1.6 billion, or 56%, for the year ended December 31, 2025 compared to 2024. Revenue from government customers increased by $832.7 million, or 53%, for the year ended December 31, 2025 compared to 2024. Of the increase, $774.0 million was from government customers existing as of December 31, 2024. Revenue from U.S. government customers was $1.9 billion for the year ended December 31, 2025 compared to $1.2 billion for the same period in 2024. Revenue from commercial customers increased by $777.3 million, or 60%, for the year ended December 31, 2025 compared to 2024. Of the increase, $425.2 million was from commercial customers existing as of December 31, 2024, including a decrease of $37.0 million of revenue from Strategic Commercial Contracts. Revenue from U.S. commercial customers was $1.5 billion for the year ended December 31, 2025 compared to $702.3 million for the same period in 2024, a 109% increase.

Generally, increases in revenue from our existing customers are related to the increased adoption of our products and services within their organizations. For additional information on Strategic Commercial Contracts, see *Note 4. Investments and Fair Value Measurements* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Cost of Revenue and Gross Profit

		Years Ended December 31,				Change		
		2025		**2024**		**Amount**		**%**
Cost of revenue	$	789,177	$	565,990	$	223,187		39 %
Gross profit		3,686,269		2,299,517		1,386,752		60 %
Gross margin		82 %		80 %				

Cost of revenue for the year ended December 31, 2025 increased by $223.2 million, or 39%, compared to 2024. The increase was primarily due to increases of $94.6 million in third-party cloud hosting services, $38.0 million in subcontractor expenses, $29.1 million in field-service representatives, and $26.9 million in payroll and other payroll-related costs.

Our gross margin for the year ended December 31, 2025 increased from 80% for the same period in 2024 to 82%.

For additional information related to stock-based compensation expense, see the section titled *"Stock-Based Compensation"* below.

Operating Expenses

		Years Ended December 31,				Change		
		2025		**2024**		**Amount**		**%**
Sales and marketing	$	1,056,859	$	887,755	$	169,104		19 %
Research and development		557,677		507,878		49,799		10 %
General and administrative		657,718		593,481		64,237		11 %
Total operating expenses	$	2,272,254	$	1,989,114	$	283,140		14 %

Sales and Marketing

Sales and marketing expenses increased by $169.1 million, or 19%, for the year ended December 31, 2025 compared to 2024. The increase was primarily due to increases of $76.4 million in payroll and other payroll-related costs, $18.3 million in marketing expenses, and $16.4 million in stock-based compensation expense and related expenses.

For additional information related to stock-based compensation expense, see the section titled *"Stock-Based Compensation"* below.

Research and Development

Research and development expenses increased by $49.8 million, or 10%, for the year ended December 31, 2025 compared to 2024. The increase was primarily due to increases of $35.6 million in third-party cloud hosting services and $19.0 million in payroll and other payroll-related costs. These were partially offset by a decrease of $19.8 million in stock-based compensation expense and related expenses

For additional information related to stock-based compensation expense, see the section titled *"Stock-Based Compensation"* below.

General and Administrative

General and administrative expenses increased by $64.2 million, or 11%, for the year ended December 31, 2025 compared to 2024. The increase was primarily due to increases of $22.7 million in stock-based compensation expense and related expenses, and $19.4 million in payroll and other payroll-related costs.

For additional information related to stock-based compensation expense, see the section titled *"Stock-Based Compensation"* below.

Stock-Based Compensation

| | Years Ended December 31, | | Change | |
	2025	2024	Amount	%
Cost of revenue	$ 64,555	$ 69,065	$ (4,510)	(7)%
Sales and marketing	248,732	239,121	9,611	4 %
Research and development	136,839	165,065	(28,226)	(17)%
General and administrative	233,907	218,387	15,520	7 %
Total stock-based compensation expense	$ 684,033	$ 691,638	$ (7,605)	(1)%

Stock-based compensation expenses decreased by $7.6 million, or 1%, for the year ended December 31, 2025 compared to 2024. The decrease was driven by reductions in expense from SARs that fully vested and expensed during the year ended December 31, 2024, partially offset by expense from new grants awarded since and within the year ended December 31, 2024, including RSUs, P-RSUs, and SARs.

Interest Income

| | Years Ended December 31, | | Change |
	2025	2024	Amount
Interest income	$ 229,181	$ 196,792	$ 32,389

Interest income increased by $32.4 million for the year ended December 31, 2025 compared to 2024 primarily due to an increase in our interest-bearing cash, cash equivalents, and investments in short-term U.S. Treasury securities.

Other Income (Expense), Net

| | Years Ended December 31, | | Change |
	2025	2024	Amount
Other income (expense), net	$ 14,172	$ (18,022)	$ 32,194

Other income (expense), net changed by $32.2 million for the year ended December 31, 2025 compared to 2024 primarily due to upward adjustments in privately-held securities and lower realized losses from marketable securities, partially offset by an increase in unrealized losses on marketable securities.

Provision for Income Taxes

| | Years Ended December 31, | | Change |
	2025	2024	Amount
Provision for income taxes	$ 22,724	$ 21,255	$ 1,469

The increase in the provision for income taxes was not material for the year ended December 31, 2025 compared to 2024. For additional information see *Note 11. Taxes* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Liquidity and Capital Resources

As of December 31, 2025, our principal sources of liquidity were cash, cash equivalents, and short-term U.S. Treasury securities totaling $7.2 billion. We generated positive cash flow from operations for the year ended December 31, 2025. We believe that we have sufficient liquidity to meet our operating requirements for at least the next twelve months and thereafter for the foreseeable future. We continue to evaluate our liquidity and capital resources, including our access to external capital, to ensure we can finance future capital requirements.

The following table summarizes our cash flows for the periods indicated (in thousands):

		Years Ended December 31,				
		2025		2024		2023
Net cash provided by (used in):						
Operating activities	$	2,134,473	$	1,153,865	$	712,183
Investing activities		(2,783,551)		(340,655)		(2,711,180)
Financing activities		(26,910)		463,364		218,839
Effect of foreign exchange on cash, cash equivalents, and restricted cash		7,477		(6,745)		2,930
Net increase (decrease) in cash, cash equivalents, and restricted cash	$	(668,511)	$	1,269,829	$	(1,777,228)

Operating Activities

Net cash provided by operating activities was $2.1 billion and $1.2 billion for the year ended December 31, 2025 and 2024, respectively. The increase was primarily driven by revenue growth and timing of payments from customers, partially offset by timing of billings to customers.

Investing Activities

Net cash used in investing activities was $2.8 billion and $0.3 billion for the year ended December 31, 2025 and 2024, respectively. The increase in cash used in investing activities was primarily due to more purchases of short-term U.S. Treasury securities and privately-held securities compared to the prior year, partially offset by sales and redemptions of marketable securities.

Financing Activities

Net cash used in financing activities was $26.9 million for the year ended December 31, 2025 and net cash provided by financing activities was $463.4 million for the year ended December 31, 2024. Financing cash inflows consisted primarily of proceeds from the exercise of common stock options. Financing cash outflows were driven by taxes paid in the current year related to the net share settlement of SARs during the year ended December 31, 2024 and repurchases of our Class A common stock.

Material Cash Requirements

The following table summarizes our contractual obligations and commitments, which are associated with agreements that are enforceable and legally binding, as of December 31, 2025 (in thousands):

		Payments Due by Period							
		Total		Less than 1 year		1-3 years		3-5 years	More than 5 years
Noncancelable purchase commitments[1]	$	1,758,951	$	132,682	$	515,169	$	411,100	$ 700,000
Operating lease commitments, net of sublease income amounts[2]		221,098		48,293		53,090		37,754	81,961
Total contractual obligations and commitments	$	1,980,049	$	180,975	$	568,259	$	448,854	$ 781,961

(1) Noncancelable purchase commitments primarily relate to purchase commitments for third-party cloud hosting services and represents only contracts which are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above. Refer to *Note 8. Commitments and Contingencies* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

(2) The contractual commitment amounts under operating leases in the table above are primarily related to facility and equipment leases. Operating lease commitments are reflected net of $71.4 million of sublease income from tenants in certain of our leased facilities and $63.2 million of imputed interest. Refer to *Note 7. Leases* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

As of December 31, 2025, we had no outstanding debt balances and additional available and undrawn revolving commitments of $500.0 million under our credit facility. For more information, see *Note 6. Debt* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In August 2023, our Board of Directors authorized a stock repurchase program of up to $1.0 billion of our outstanding shares of Class A common stock (the "Share Repurchase Program"). During the year ended December 31, 2025, the Company repurchased and subsequently retired 0.6 million shares of its Class A common stock for an aggregate amount, including commissions, of $75.0 million under our Share Repurchase Program. In January 2026, the Company terminated the Share Repurchase Program. For additional information on our Share Repurchase Program, see *Note 9. Stockholders' Equity* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Our future capital requirements will depend on many factors, including, but not limited to, the rate of our growth, our ability to attract and retain customers and their willingness and ability to pay for our products and services, and the timing and extent of spending to support our efforts to market and develop our products. Further, we may enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies. As such, we may seek additional equity or debt financing on an as needed or opportunistic basis. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If additional funds are not available to us on acceptable terms, or at all, our business, financial condition, and results of operations could be adversely affected.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the accompanying notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with GAAP. The preparation of consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see *Note 2. Significant Accounting Policies* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Revenue Recognition

We generate revenue from the sale of subscriptions to access our software platforms via Palantir Cloud and On-Premises Software, with ongoing O&M services and professional services.

In accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, we recognized revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for promised goods or services. We apply the following five-step revenue recognition model in accounting for our revenue arrangements:

- identification of the contract(s) with the customer, including whether collectability of the consideration is probable by considering the customers' ability and intention to pay;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when, or as, we satisfy a performance obligation.

Each of our significant performance obligations and our application of ASC 606 to our revenue arrangements is discussed in further detail below.

Palantir Cloud

Our Palantir Cloud subscriptions grant customers the right to access the software functionality in a hosted environment controlled by Palantir and are also sold together with stand-ready O&M services. We agree to provide continuous access to our hosted software platforms throughout the contract term. Revenue associated with Palantir Cloud subscriptions is generally recognized over the contract term on a ratable basis, which is consistent with the transfer of control of the Palantir Cloud services to the customer.

On-Premises Software

Sales of our software licenses, primarily term licenses, grant customers the right to use functional intellectual property, either on their internal hardware infrastructure or on their own cloud instance, over the contractual term and are also sold together with stand-ready O&M services. The O&M services include critical updates, support, and maintenance services required to operate our software and, as such, are necessary for our software to maintain its intended utility over the contractual term. Because of this requirement, we have concluded that the software licenses and O&M services, which together we refer to as our On-Premises Software, are highly interdependent and interrelated and represent a single distinct performance obligation within the context of the contract. Revenue is generally recognized over the contract term on a ratable basis.

Professional Services

Our professional services support the customers' use of the software platforms and include, as needed, on-demand user support, user-interface configuration, training, and ongoing ontology and data modeling support. Professional services contracts typically include the provision of on-demand professional services for the duration of the contractual term, which may be coterminous or non-coterminous with a Palantir Cloud subscription or the On-Premises Software. Professional services are on-demand, whereby we perform services throughout the service period; therefore, the revenue is recognized over the related term.

Areas of Judgment and Estimation

Our contracts with customers can include multiple promises to transfer goods or services to the customer. We concluded that the promise to provide a software license is highly interdependent and interrelated with the promise to provide O&M services and such promises are not distinct within the context of our contracts and are accounted for as a single performance obligation for our On-Premises Software.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, if any, refer to *Note 2. Significant Accounting Policies* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in the value of our investments, interest rates, foreign currency exchange, and inflation.

Market Risk

As of December 31, 2025, we held publicly-traded equity securities valued at $23.4 million. We have sold, and may continue to sell, some or all of such equity securities. These equity securities are often in early- or growth-stage companies that have minimal public trading history; as such the fair value of these equity securities, and the value of our equity holdings, may fluctuate depending on the financial outcome and prospects of the issuers, as well as global market conditions, including ongoing volatility related to global conflicts, fluctuating interest rates, or the potential or actual imposition of tariffs or other impacts on trade relations.

As of December 31, 2025, we held privately-held equity securities valued at $170.0 million. Valuations of our privately-held equity securities are complex due to, among other things, the lack of liquidity and the lack of readily available market data. Uncertainties in the global economic climate and financial markets, or in the business, financial results, or conditions of companies we hold equity in, could adversely impact the valuations of such companies and, therefore, result in an impairment or downward adjustment in the value of our holdings.

We have and may continue to accept securities as consideration or invest in securities, which may contribute to additional volatility to our consolidated statements of operations.

Interest Rate Risk

Our cash, cash equivalents, restricted cash, and available-for-sale debt securities consist of cash, short-term U.S. Treasury securities, money market funds, and certificates of deposit. The primary objective of our investment activities and strategies are focused on the preservation of capital and supporting our liquidity requirements.

Due to the short-term nature of the financial instruments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates.

Foreign Currency Exchange Risk

Our contracts with customers are primarily denominated in U.S. dollars, with the remaining denominated in foreign currencies. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States, United Kingdom, and other countries. Our results of current and future operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in JPY, Euro, and GBP. We have experienced, and may continue to experience, fluctuations in net income as a result of transaction gains or losses related to remeasuring certain asset and liability balances that are denominated in foreign currencies. These exposures may change over time as business practices evolve and economic conditions change. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, or results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Palantir Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Palantir Technologies Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

Description of the Matter   As discussed in Note 2 to the consolidated financial statements, the Company generates revenue from the sale of subscriptions to access its software platforms in the Company's hosted environment, along with ongoing operations and maintenance ("O&M") services ("Palantir Cloud"); software licenses, primarily term licenses in the customers' environments, with ongoing O&M services ("On-Premises Software"); and professional services. Management applies significant judgment in identifying and evaluating any non-standard terms and conditions in customer arrangements which may impact the determination of performance obligations or the timing of revenue recognition.

Auditing revenue recognition was complex and required a significant level of auditor judgment to identify and evaluate non-standard terms and conditions that impact revenue recognition.

How We Addressed the Matter in Our Audit   We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls to identify and evaluate terms and conditions and performance obligations in customer arrangements that would impact revenue recognition.

Our substantive procedures included, among others, testing the completeness and accuracy of management's identification and evaluation of non-standard terms and conditions, reading executed contracts for a sample of revenue transactions, and evaluating whether the Company appropriately applied its revenue recognition policy to the arrangements based on the terms and conditions therein and consistent with U.S. GAAP. We also evaluated the appropriateness of the related disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2008.
San Jose, California

February 17, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Palantir Technologies Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Palantir Technologies Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Palantir Technologies Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California

February 17, 2026


Palantir Technologies Inc.
Consolidated Balance Sheets
(in thousands, except per share amounts)


		As of December 31,		
		2025		**2024**
Assets				
Current assets:				
Cash and cash equivalents	$	1,423,796	$	2,098,524
Marketable securities		5,753,247		3,131,463
Accounts receivable, net		1,042,065		575,048
Prepaid expenses and other current assets		139,066		129,254
Total current assets		8,358,174		5,934,289
Property and equipment, net		51,960		39,638
Operating lease right-of-use assets		200,105		200,740
Other assets		290,153		166,217
Total assets	$	8,900,392	$	6,340,884
Liabilities and Equity				
Current liabilities:				
Accounts payable	$	8,064	$	103
Accrued liabilities		355,624		427,046
Deferred revenue		408,963		259,624
Customer deposits		357,066		265,252
Operating lease liabilities		45,864		43,993
Total current liabilities		1,175,581		996,018
Deferred revenue, noncurrent		46,216		39,885
Customer deposits, noncurrent		18		1,663
Operating lease liabilities, noncurrent		183,474		195,226
Other noncurrent liabilities		7,092		13,685
Total liabilities		1,412,381		1,246,477
Commitments and Contingencies (Note 8)				
Palantir's stockholders' equity:				
Common stock, $0.001 par value: 20,000,000 Class A shares authorized as of December 31, 2025 and 2024; 2,290,987 and 2,242,389 shares issued and outstanding as of December 31, 2025 and 2024, respectively; 2,700,000 Class B shares authorized as of December 31, 2025 and 2024; 99,200 and 95,401 shares issued and outstanding as of December 31, 2025 and 2024, respectively; and 1,005 Class F shares authorized, issued, and outstanding as of December 31, 2025 and 2024		2,391		2,339
Additional paid-in capital		10,933,325		10,193,970
Accumulated other comprehensive income (loss), net		13,942		(5,611)
Accumulated deficit		(3,562,390)		(5,187,423)
Total Palantir's stockholders' equity		7,387,268		5,003,275
Noncontrolling interests		100,743		91,132
Total equity		7,488,011		5,094,407
Total liabilities and equity	$	8,900,392	$	6,340,884


The accompanying notes are an integral part of these consolidated financial statements.


Palantir Technologies Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Years Ended December 31,		
	2025	2024	2023
Revenue	$ 4,475,446	$ 2,865,507	$ 2,225,012
Cost of revenue	789,177	565,990	431,105
Gross profit	3,686,269	2,299,517	1,793,907
Operating expenses:			
Sales and marketing	1,056,859	887,755	744,992
Research and development	557,677	507,878	404,624
General and administrative	657,718	593,481	524,325
Total operating expenses	2,272,254	1,989,114	1,673,941
Income from operations	1,414,015	310,403	119,966
Interest income	229,181	196,792	132,572
Other income (expense), net	14,172	(18,022)	(15,447)
Income before provision for income taxes	1,657,368	489,173	237,091
Provision for income taxes	22,724	21,255	19,716
Net income	1,634,644	467,918	217,375
Less: Net income attributable to noncontrolling interests	9,611	5,728	7,550
Net income attributable to common stockholders	$ 1,625,033	$ 462,190	$ 209,825
Earnings per share attributable to common stockholders, basic	$ 0.69	$ 0.21	$ 0.10
Earnings per share attributable to common stockholders, diluted	$ 0.63	$ 0.19	$ 0.09
Weighted-average shares of common stock outstanding used in computing earnings per share attributable to common stockholders, basic	2,369,612	2,250,163	2,147,446
Weighted-average shares of common stock outstanding used in computing earnings per share attributable to common stockholders, diluted	2,565,197	2,450,818	2,297,927

The accompanying notes are an integral part of these consolidated financial statements.

Palantir Technologies Inc.
Consolidated Statements of Comprehensive Income
(in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 1,634,644	$ 467,918	$ 217,375
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustments	10,938	(3,386)	2,699
Net unrealized gain (loss) on available-for-sale securities	8,615	(3,026)	3,435
Comprehensive income	1,654,197	461,506	223,509
Less: Comprehensive income attributable to noncontrolling interests	9,611	5,728	7,550
Comprehensive income attributable to common stockholders	$ 1,644,586	$ 455,778	$ 215,959

The accompanying notes are an integral part of these consolidated financial statements.

Palantir Technologies Inc.
Consolidated Statements of Equity
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss), Net	Accumulated Deficit	Total Palantir's Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount						
Balance as of December 31, 2022	2,099,075	$ 2,099	$ 8,427,998	$ (5,333)	$ (5,859,438)	$ 2,565,326	$ 77,111	$ 2,642,437
Issuance of common stock from the exercise of stock options	46,079	46	218,192	—	—	218,238	—	218,238
Issuance of common stock upon vesting of restricted stock units (“RSUs”)	54,974	55	(55)	—	—	—	—	—
Stock-based compensation	—	—	476,038	—	—	476,038	—	476,038
Other comprehensive income	—	—	—	6,134	—	6,134	—	6,134
Other, net	—	—	—	—	—	—	743	743
Net income	—	—	—	—	209,825	209,825	7,550	217,375
Balance as of December 31, 2023	2,200,128	$ 2,200	$ 9,122,173	$ 801	$ (5,649,613)	$ 3,475,561	$ 85,404	$ 3,560,965

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss), Net	Accumulated Deficit	Total Palantir's Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount						
Balance as of December 31, 2023	2,200,128	$ 2,200	$ 9,122,173	$ 801	$ (5,649,613)	$ 3,475,561	$ 85,404	$ 3,560,965
Issuance of common stock from the exercise of stock options	99,297	100	745,296	—	—	745,396	—	745,396
Issuance of common stock from the exercise of stock appreciation rights (“SARs”), net of shares withheld for employee taxes	5,943	6	(302,493)	—	—	(302,487)	—	(302,487)
Issuance of common stock upon release of RSUs and performance-based RSUs (“P-RSUs”)	35,550	35	(35)	—	—	—	—	—
Repurchases of common stock	(2,123)	(2)	(64,194)	—	—	(64,196)	—	(64,196)
Stock-based compensation	—	—	693,223	—	—	693,223	—	693,223
Other comprehensive loss	—	—	—	(6,412)	—	(6,412)	—	(6,412)
Net income	—	—	—	—	462,190	462,190	5,728	467,918
Balance as of December 31, 2024	2,338,795	$ 2,339	$ 10,193,970	$ (5,611)	$ (5,187,423)	$ 5,003,275	$ 91,132	$ 5,094,407

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss), Net	Accumulated Deficit	Total Palantir's Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount						
Balance as of December 31, 2024	2,338,795	$ 2,339	$ 10,193,970	$ (5,611)	$ (5,187,423)	$ 5,003,275	$ 91,132	$ 5,094,407
Issuance of common stock from the exercise of stock options	25,739	25	129,082	—	—	129,107	—	129,107
Issuance of common stock upon release of RSUs and P-RSUs	27,259	27	(27)	—	—	—	—	—
Repurchases of common stock	(601)	—	(74,985)	—	—	(74,985)	—	(74,985)
Stock-based compensation	—	—	685,285	—	—	685,285	—	685,285
Other comprehensive income	—	—	—	19,553	—	19,553	—	19,553
Net income	—	—	—	—	1,625,033	1,625,033	9,611	1,634,644
Balance as of December 31, 2025	2,391,192	$ 2,391	$ 10,933,325	$ 13,942	$ (3,562,390)	$ 7,387,268	$ 100,743	$ 7,488,011

Palantir Technologies Inc.
Consolidated Statements of Equity
(in thousands)

The accompanying notes are an integral part of these consolidated financial statements.


Palantir Technologies Inc.
Consolidated Statements of Cash Flows
(in thousands)


	Years Ended December 31,		
	2025	**2024**	**2023**
Operating activities			
Net income	$ 1,634,644	$ 467,918	$ 217,375
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	26,145	31,587	33,354
Stock-based compensation	684,033	691,638	475,903
Unrealized and realized (gain) loss from marketable securities, net	21,228	19,306	13,160
Noncash consideration	(37,244)	(52,521)	(46,609)
Other operating activities	15,630	66,034	12,764
Changes in operating assets and liabilities:			
Accounts receivable, net	(450,429)	(211,157)	(106,159)
Prepaid expenses and other assets	51,979	11,883	(2,955)
Accounts payable and accrued liabilities	4,659	96,793	21,063
Contract liabilities	238,688	76,796	143,859
Other liabilities	(54,860)	(44,412)	(49,572)
Net cash provided by operating activities	2,134,473	1,153,865	712,183
Investing activities			
Purchases of property and equipment	(33,882)	(12,634)	(15,114)
Purchases of marketable securities	(7,702,060)	(5,395,913)	(5,636,406)
Proceeds from sales and redemption of marketable securities	5,026,315	5,073,507	2,889,268
Purchases of privately-held securities	(72,924)	(5,615)	—
Other investing activities	(1,000)	—	51,072
Net cash used in investing activities	(2,783,551)	(340,655)	(2,711,180)
Financing activities			
Proceeds from the exercise of common stock options	129,107	745,396	218,238
Repurchases of common stock	(74,985)	(64,196)	—
Taxes paid related to net share settlement of equity awards	(81,117)	(218,280)	—
Other financing activities	85	444	601
Net cash provided by (used in) financing activities	(26,910)	463,364	218,839
Effect of foreign exchange on cash, cash equivalents, and restricted cash	7,477	(6,745)	2,930
Net increase (decrease) in cash, cash equivalents, and restricted cash	(668,511)	1,269,829	(1,777,228)
Cash, cash equivalents, and restricted cash - beginning of period	2,119,936	850,107	2,627,335
Cash, cash equivalents, and restricted cash - end of period	$ 1,451,425	$ 2,119,936	$ 850,107
Supplemental disclosures of cash flow information			
Noncash investing and financing activities			
Accrued taxes related to net share settlement of equity awards	$ —	$ 84,207	$ —


The accompanying notes are an integral part of these consolidated financial statements.


1. Organization

Palantir Technologies Inc. (including its subsidiaries, "Palantir" or the "Company") was incorporated in Delaware on May 6, 2003. The Company builds and deploys software platforms that serve as the central operating systems for its customers.

2. Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") and applicable rules and regulations of the Securities and Exchange Commission regarding annual financial reporting. The accompanying consolidated financial statements include the accounts of Palantir Technologies Inc. and its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in entities where the Company holds at least a 20% ownership interest and has the ability to exercise significant influence over, but does not control, the investee are accounted for using the equity method of accounting. Certain prior year balances have been reclassified to conform to the current year presentation. Such reclassifications did not affect total revenues, income from operations, net income, or cash flows. The Company's fiscal year ends on December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods.

Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, the identification of performance obligations in customer contracts, the valuation of deferred tax assets and uncertain tax positions, the valuation and recognition of stock-based compensation awards, and the collectability of contract consideration, including accounts receivable. Estimates and judgments are based on historical experience, forecasted events, and various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates and such differences could affect the Company's financial position and results of operations.

Segments

The Company has two operating segments, commercial and government, which were determined based on the manner in which the chief operating decision maker ("CODM"), who is the Chief Executive Officer, manages the operations of the Company for purposes of allocating resources and evaluating performance. Various factors, including the Company's organizational and management reporting structure and customer type, were considered in determining these operating segments.

The Company's operating segments are described below:

- *Commercial:* This segment primarily serves customers working in non-government industries.

- *Government:* This segment primarily serves customers that are U.S government and non-U.S. government agencies.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents primarily consist of amounts invested in money market funds and U.S. Treasury securities with original maturities of three months or less.

Restricted cash primarily consists of cash and certificates of deposit that are held as collateral against letters of credit and guarantees that the Company is required to maintain for operating lease agreements, certain customer contracts, and other guarantees and financing arrangements.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the amounts shown in the consolidated statements of cash flows (in thousands):

	As of December 31,		
	2025	2024	2023
Cash and cash equivalents	$ 1,423,796	$ 2,098,524	$ 831,047
Restricted cash included in prepaid expenses and other current assets	2,518	7,704	370
Restricted cash included in other assets	25,111	13,708	18,690
Total cash, cash equivalents, and restricted cash	$ 1,451,425	$ 2,119,936	$ 850,107

Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount, net of an allowance for credit losses. The Company generally grants non-collateralized credit terms to its customers. Allowance for credit losses is based on the Company's best estimate of probable losses inherent in its accounts receivable portfolio and is determined based on expectations of the customer's ability to pay by considering factors such as customer type (commercial or government), historical experience, financial position of the customer, age of the accounts receivable, current economic conditions, and reasonable and supportable forward-looking factors about its portfolio and future economic conditions. Accounts receivable are written-off and charged against an allowance for credit losses when the Company has exhausted collection efforts without success. Based upon the Company's assessment, the allowance for credit losses was immaterial as of December 31, 2025 and 2024.

Debt Securities

Debt securities are primarily comprised of U.S. Treasury securities. The debt securities are classified as available-for-sale at the time of purchase and are reevaluated as of each balance sheet date. The Company considers the majority of its available-for-sale debt securities as available for use in current operations and may sell these securities at any time, and therefore classifies these securities as current assets in its consolidated balance sheets. Debt securities included in marketable securities on the consolidated balance sheets consist of U.S. Treasury securities with original maturities of greater than three months at the time of purchase, and the remaining U.S. Treasury securities are included in cash and cash equivalents. Interest income on debt securities is included in other income (expense), net on the consolidated statements of operations.

The majority of the Company's available-for-sale securities are recorded at fair value each reporting period using quoted prices of similar instruments and are classified within Level 2 of the fair value hierarchy. The Company evaluates investments with unrealized loss positions by assessing if they are related to deterioration in credit risk and whether it expects to recover the entire amortized cost basis of the security, the Company's intent to sell, and whether it is more likely than not that the Company will be required to sell the securities before the recovery of their cost basis. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized in other income (expense), net in the consolidated statements of operations. Unrealized gains and non-credit related losses are reported as a separate component of accumulated other comprehensive income (loss), net in the consolidated balance sheets until realized. Realized gains and losses and declines in value are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, accounts receivable, marketable securities, and privately-held equity securities. Cash equivalents primarily consist of money market funds and U.S. Treasury securities with original maturities of three months or less, which are invested primarily with U.S. financial institutions. Cash deposits with financial institutions, including restricted cash, generally exceed federally insured limits. Management believes minimal credit risk exists with respect to these financial institutions and the Company has not experienced any losses on such amounts.

The Company is exposed to concentrations of credit risk with respect to accounts receivable presented in the consolidated balance sheets. The Company's accounts receivable balances as of December 31, 2025 and 2024 were $1.0 billion and $0.6 billion, respectively. Customer I represented 25% and 26% of total accounts receivable as of December 31, 2025 and 2024, respectively, and no other customer represented more than 10% of total accounts receivable as of December 31, 2025 or 2024.

For the years ended December 31, 2025, 2024, and 2023, no customer represented 10% or more of total revenue.

Property and Equipment, Net

Property and equipment, net are stated at cost less accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the respective assets, which are generally three years. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life, which is generally five years. Maintenance and repairs that do not improve or extend the useful lives of the assets are expensed when incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation and amortization are derecognized from the consolidated balance sheets and any resulting gain or loss is recorded in the consolidated statements of operations in the period realized.

Privately-held Equity Securities

Equity securities in privately-held companies without readily determinable fair values are recorded using the measurement alternative. Such investments are carried at cost, less any impairments, and are adjusted for subsequent observable price changes in orderly transactions for identical or similar investments of the same issuer. Changes in the basis of the equity securities are recognized in other income (expense), net in the consolidated statements of operations.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to the future undiscounted cash flows that the asset is expected to generate. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Impairments of long-lived assets during the years ended December 31, 2025, 2024, and 2023 were not material.

Leases

The Company determines if an arrangement is a lease at inception. An arrangement is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If a lease is identified, classification is determined at lease commencement. Operating lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Company's leases do not provide an implicit interest rate and therefore the Company estimates its incremental borrowing rate to discount lease payments. The incremental borrowing rate reflects the interest rate that the Company would have to pay to borrow on a collateralized basis an amount equal to the lease payments in a similar economic environment over a similar term. Operating lease right-of-use ("ROU") assets are based on the corresponding lease liability adjusted for any lease payments made at or before commencement, initial direct costs, and lease incentives. Renewals or early terminations are not accounted for unless the Company is reasonably certain to exercise these options. Operating lease expense is recognized and the ROU asset is amortized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component. For short-term leases, defined as leases with a term of twelve months or less, the Company elected the practical expedient to not recognize an associated lease liability and ROU asset. Lease payments for short-term leases are expensed on a straight-line basis over the lease term.

Operating leases are included in operating lease right-of-use assets, operating lease liabilities, and operating lease liabilities, non-current on the Company's consolidated balance sheets. Finance leases are not material.

Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date.

The Company measures fair value based on a three-level hierarchy of inputs, maximizing the use of observable inputs, where available, and minimizing the use of unobservable inputs when measuring fair value. A financial instrument's level within the three-level hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three-level hierarchy of inputs is as follows:

> *Level 1:* Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs are based on the Company's own assumptions about current market conditions and require significant management judgment or estimation.

Financial instruments consist of money market funds and certificates of deposit included in cash equivalents and restricted cash, accounts receivable, marketable securities, other assets accounted for at fair value, accounts payable, and accrued liabilities. Money market funds, certificates of deposit, and marketable securities are stated at fair value on a recurring basis. Accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

Revenue Recognition

The Company generates revenue from the sale of subscriptions to access its software platforms in the Company's hosted environment, along with ongoing operations and maintenance ("O&M") services ("Palantir Cloud"); software licenses, primarily term licenses in the customers' environments, with ongoing O&M services ("On-Premises Software"); and professional services.

In accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, the Company recognizes revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for promised goods or services. The Company applies the following five-step revenue recognition model in accounting for its revenue arrangements:

- Identification of the contract(s) with the customer, including whether collectability of the consideration is probable by considering the customers' ability and intention to pay;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, the Company satisfies a performance obligation.

Additionally, the pricing of the Company's contracts is generally fixed; however, it is possible for contracts to include variable consideration, which can be based on subjective or objective criteria. The Company includes the estimated amount of variable consideration that it expects to receive to the extent it is probable that a significant revenue reversal will not occur.

Each of the Company's significant performance obligations and the Company's application of ASC 606 to its revenue arrangements is discussed in further detail below.

Palantir Cloud

The Company's Palantir Cloud subscriptions grant customers the right to access the software functionality in a hosted environment controlled by Palantir and are sold together with stand-ready O&M services, as further described below. The Company agrees to provide continuous access to its hosted software platforms throughout the contract term. Revenue associated with Palantir Cloud subscriptions is generally recognized over the contract term on a ratable basis, which is consistent with the transfer of control of the Palantir Cloud subscription to the customer.

On-Premises Software

Sales of the Company's software licenses, primarily term licenses, grant customers the right to use functional intellectual property, either on their internal hardware infrastructure or on their own cloud instance, over the contractual term and are also sold together with stand-ready O&M services. The O&M services include critical updates, support, and maintenance services required to operate the software and, as such, are necessary for the software to maintain its intended utility over the contractual term. Because of this requirement, the Company has concluded that the software licenses and O&M services, which together the Company refers to as On-Premises Software, are highly interdependent and interrelated and represent a single distinct performance obligation within the context of the contract. Revenue is generally recognized over the contract term on a ratable basis.

Professional Services

The Company's professional services support the customers' use of the software platforms and include, as needed, on-demand user support, user-interface configuration, training, and ongoing ontology and data modeling support. Professional services contracts typically include the provision of on-demand professional services for the duration of the contractual term, which may be coterminous or non-coterminous with a Palantir Cloud subscription or the On-Premises Software. Professional services are on-demand, whereby the Company performs services throughout the service period; therefore, the revenue is recognized over the related term.

Contract Liabilities

The timing of customer billings and payments relative to the start of the service period varies from contract to contract; however, the Company bills many of its customers in advance of the provision of services under its contracts, resulting in contract liabilities consisting of either deferred revenue or customer deposits ("contract liabilities"). Deferred revenue represents billings under noncancelable contracts before the related product or service is transferred to the customer. Customer deposits consist of amounts billed and/or paid in advance of the start of the contractual term or for anticipated revenue generating activities for the portion of a contract term that is subject to cancellation by its customers. Many of the Company's arrangements include terms that allow the customer to terminate the contract for convenience and receive a pro-rata refund of the amount of the customer deposit for the period of time remaining in the contract term after the applicable termination notice period expires. In these arrangements, the Company concluded there are no enforceable rights and obligations after such notice period and therefore the consideration received or due from the customer that is subject to termination for convenience is recorded as customer deposits.

The payment terms and conditions vary by contract; however, the Company's terms generally require payment within 30 to 60 days from the invoice date. In instances where the timing of revenue recognition differs from the timing of payment, the Company elected to apply the practical expedient in accordance with ASC 606 to not adjust contract consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when promised goods and services are transferred to the customer and when the customer pays for those goods and services will be one year or less. As such, the Company determined its contracts do not generally contain a significant financing component.

Areas of Judgment and Estimation

The Company's contracts with customers can include multiple promises to transfer goods or services to the customer. The Company concluded that the promise to provide a software license is highly interdependent and interrelated with the promise to provide O&M services and such promises are not distinct within the context of its contracts and are accounted for as a single performance obligation as the Company's On-Premises Software.

Significant estimates and assumptions are used in the identification of performance obligations in customer contracts and collectability of contract consideration, including accounts receivable. Estimates and judgments are based on historical experience, forecasted events, and various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates and such differences could affect our financial position and results of operations.

Costs to Obtain and Fulfill Contracts

Incremental costs of obtaining a contract include only those costs that are directly related to the acquisition of contracts, including sales commissions, and that would not have been incurred if the contract had not been obtained. The Company recognizes a contract cost asset for the incremental costs of obtaining a contract with a customer if it is expected that the economic benefit and amortization period will be longer than one year. Costs to obtain contracts were not material in the periods presented.

The Company recognizes an asset for the costs to fulfill a contract with a customer if the costs are specifically identifiable, generate or enhance resources used to satisfy future performance obligations, and are expected to be recovered. Costs to fulfill contracts were not material in the periods presented.

Software Development Costs

The Company evaluates capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process and substantial development risks, technological feasibility is generally established for the Company's products when they are made available for general release. Accordingly, most costs are charged to research and development expense in the period incurred.

Cost of Revenue

Cost of revenue primarily includes salaries, stock-based compensation expense, and benefits for personnel involved in performing O&M and professional services, as well as subcontractor expenses, field-service representatives, third-party cloud hosting services, hardware costs, and other direct costs.

Sales and Marketing Costs

Sales and marketing costs primarily include salaries, stock-based compensation expense, variable compensation, including commissions, and benefits for the sales force and personnel involved in sales functions, executing on pilots, and customer growth activities, as well as third-party cloud hosting services for pilots, and marketing and sales event-related costs. The Company generally charges all such costs to sales and marketing expense in the period incurred. Advertising costs are expensed as incurred and included in sales and marketing expense within the consolidated statements of operations. Advertising expense totaled $16.0 million, $18.2 million, and $21.4 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Research and Development Costs

Research and development costs primarily include salaries, stock-based compensation expense, and benefits for personnel involved in performing the activities to develop and refine the Company's platforms and products, as well as third-party cloud hosting services and other IT-related costs. Research and development costs are expensed as incurred.

Contingencies

Liabilities for loss contingencies arising from claims, disputes, legal proceedings, fines and penalties, and other sources are recorded when it is probable that a liability has been or will be incurred and the amount of the liability can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of such legal costs from insurance policies are recorded as an offset to legal expenses in the period they are received.

Stock-Based Compensation

The Company accounts for stock-based compensation expense in accordance with the fair value recognition and measurement provisions of GAAP, which require compensation cost for the grant-date fair value of stock-based awards to be recognized over the requisite service period. The Company determines the fair value of stock-based awards granted or modified on the grant date or modification date using appropriate valuation techniques. The assumptions used to determine the grant-date fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. The Company recognizes forfeitures as they occur.

Service-Based Awards

The Company grants awards, including RSUs, stock option awards, and SARs, which vest based upon the satisfaction of a service condition. For such awards, the Company records stock-based compensation expense on a straight-line basis over the requisite service periods. The Company determines the grant-date fair value of the RSUs based on the fair value of the Company's common stock on the grant date. For stock option awards and SARs that vest over an explicit service period and are exercisable at expiration, during a limited window ("Time-Vesting SARs"), the Company uses the Black-Scholes-Merton ("Black-Scholes") option pricing model to determine the grant-date fair value of the awards. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected term of the award, the expected volatility rate, risk-free interest rate, and the expected dividend yield of the common stock.

Performance-Based Awards

The Company also grants awards, including RSUs, that vest upon the satisfaction of both a service condition and a performance condition. The Company determines the grant-date fair value of P-RSUs based on the fair value of the Company's common stock on the grant date and records stock-based compensation expense using the accelerated attribution method over the service period. The Company recognizes expense for the number of P-RSUs expected to vest, determined based on the level of achievement against certain performance conditions, over the requisite service period when it is probable that the performance condition will be achieved.

Income Taxes

The Company estimates its current tax expense together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on the Company's consolidated balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company's consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, the realization of the Company's deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

The Company evaluates the realizability of its deferred tax assets on a regular basis and recognizes a valuation allowance when it is more likely than not that a future benefit on such deferred tax assets will not be realized. During such evaluation, the Company weighs all available positive and negative evidence, including temporary and permanent differences by jurisdiction, especially those related to excess tax benefits from stock-based compensation, scheduled reversals of deferred tax liabilities, its earning history and results of operations, and tax planning strategies. Additionally, the Company evaluates its projected future results of business operations, considering any uncertainty in future operating results relative to historical results, volatility in the market price and performance of the Company's Class A common stock over time, variable macroeconomic conditions impacting the Company's ability to forecast future taxable income, and changes in business that may affect the existence and magnitude of future taxable income. If certain factors change and the Company determines that the deferred tax assets are realizable at a more-likely-than not level, it will adjust the valuation allowance in the period the determination is made. Changes in the valuation allowance, when recorded, would be included in the Company's consolidated statements of operations. Management's judgment is required in determining the Company's valuation allowance recorded against its net deferred tax assets.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions in its provision for income taxes. The Company is subject to the Global Intangible Low Taxed Income ("GILTI") tax in the U.S. and has elected to treat taxes on future GILTI inclusions as current period expense if and when incurred.

Earnings Per Share Attributable to Common Stockholders

The Company computes earnings per share attributable to its common stockholders using the two-class method required for participating securities, which determines earnings per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in distributed and undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The rights, including the liquidation and dividend rights, of the holders of Class A, Class B, and Class F common stock (collectively, the "common stock") are identical, except with respect to voting and conversion. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis and the resulting earnings per share will, therefore, be the same for all classes of common stock on an individual or combined basis. As such, the Company has presented the net income attributed to its common stock on a combined basis.

Noncontrolling Interests

A noncontrolling interest represents the proportionate equity interest in a subsidiary that is not attributable, either directly or indirectly, to the Company and is reported as equity of the Company, separate from the Company's controlling interest. Revenues, expenses, gains, losses, net income, and other comprehensive income are reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to both the controlling and noncontrolling interests.

Foreign Currency

Generally, the functional currency of the Company's international subsidiaries is the local currency of the country in which they operate. The Company translates the assets and liabilities of its non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates in effect at the end of each reporting period. Revenue and expenses for these subsidiaries are translated using rates that approximate those in effect during the period. Gains and losses from these translations are recognized as a cumulative translation adjustment and included in accumulated other comprehensive income.

For transactions that are not denominated in the local functional currency, the Company remeasures monetary assets and liabilities at exchange rates in effect at the end of each reporting period. Transaction gains and losses from the remeasurement are recognized in other income (expense), net within the consolidated statements of operations.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-09, *Income Taxes – Improvements to Income Tax Disclosures*, requiring enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 on a prospective basis and retrospective application is permitted. The Company adopted this standard update effective December 31, 2025 using a prospective approach and included the required disclosures in *Note 11. Taxes*. This standard update did not affect the Company's operating results.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures,* which requires the disclosure of additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 on either a prospective or retrospective basis, with early adoption permitted. The Company is currently evaluating the impacts of the new standard on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software*, which simplifies the capitalization guidance related to internal-use software by removing all references to software development project stages so the guidance is neutral to different software development methods. This ASU is effective for fiscal years beginning after December 15, 2027, including interim periods within those annual reporting periods, with early adoption permitted and can be applied using a prospective, retrospective, or modified transition approach. The Company is currently evaluating the impacts of the new standard on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, *Derivatives and Hedging and Revenue from Contracts with Customers*, which refines the scope of the guidance on derivatives in ASC 815 and clarifies the guidance on share-based payments from a customer in ASC 606. This ASU is effective for fiscal years beginning after December 15, 2026, including interim periods within those annual reporting periods, with early adoption permitted. The guidance can be applied prospectively to new contracts entered into on or after the date of adoption or on a modified retrospective basis for contracts existing as of the beginning of the annual reporting period of adoption. The Company is currently evaluating the impacts of the new standard on its consolidated financial statements.

3. Contract Liabilities and Remaining Performance Obligations

Contract Liabilities

The Company's contract liabilities consist of deferred revenue and customer deposits. As of December 31, 2025 and 2024, the Company's contract liabilities were $812.3 million and $566.4 million, respectively. Revenue of $526.6 million and $457.6 million was recognized during the years ended December 31, 2025 and 2024, respectively, that was included in contract liabilities as of December 31, 2024 and 2023, respectively.

Remaining Performance Obligations

The Company's arrangements with its customers often have terms that span over multiple years. However, the Company allows many of its customers to terminate contracts for convenience prior to the end of the stated term with less than twelve months' notice. Revenue allocated to remaining performance obligations represents noncancelable contracted revenue that has not yet been recognized, which includes deferred revenue and, in certain instances, amounts that will be invoiced. The Company has elected the practical expedient allowing the Company to not disclose remaining performance obligations for contracts with original terms of twelve months or less. Cancelable contracted revenue, which includes customer deposits, is not considered a remaining performance obligation.

The Company's remaining performance obligations were $4.1 billion as of December 31, 2025, of which the Company expects to recognize approximately 38% as revenue over the next 12 months, 36% as revenue over the subsequent 13 to 36 months, and the remainder thereafter.

Disaggregation of Revenue

See *Note 13. Segment and Geographic Information* for disaggregated revenue by customer segment and geographic region.

4. Investments and Fair Value Measurements

The following tables present the Company's assets that are measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation (in thousands):

	As of December 31, 2025			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents:				
Money market funds	$ 945,330	$ 945,330	$ —	$ —
Prepaid expenses and other current assets and other assets:				
Certificates of deposit	4,846	—	4,846	—
Marketable securities:				
U.S. Treasury securities	5,729,892	—	5,729,892	—
Publicly-traded equity securities	23,355	23,355	—	—
Total	$ 6,703,423	$ 968,685	$ 5,734,738	$ —

	As of December 31, 2024			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents:				
Money market funds	$ 1,823,046	$ 1,823,046	$ —	$ —
Prepaid expenses and other current assets and other assets:				
Certificates of deposit	4,826	—	4,826	—
Marketable securities:				
U.S. Treasury securities	3,110,687	—	3,110,687	—
Publicly-traded equity securities	20,776	20,776	—	—
Total	$ 4,959,335	$ 1,843,822	$ 3,115,513	$ —

Debt Securities

As of December 31, 2025 and 2024, available-for-sale debt securities, all of which are included in marketable securities on the consolidated balance sheet, consisted of the following (in thousands):

	As of December 31, 2025			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury securities	$ 5,720,869	$ 9,158	$ (135)	$ 5,729,892
Total debt securities	$ 5,720,869	$ 9,158	$ (135)	$ 5,729,892

	As of December 31, 2024			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury securities	$ 3,110,278	$ 1,022	$ (613)	$ 3,110,687
Total debt securities	$ 3,110,278	$ 1,022	$ (613)	$ 3,110,687

The Company sold $279.7 million and $694.6 million of available-for-sale debt securities during the fiscal years ended December 31, 2025 and 2023. The realized gains and losses from those sales were immaterial. The Company did not sell any available-for-sale debt securities during the fiscal year ended December 31, 2024. As of December 31, 2025 and 2024, available-for-sale debt securities of $724.9 million and $716.3 million, respectively, were in an unrealized loss position primarily due to unfavorable changes in interest rates subsequent to initial purchase. None of the available-for-sale debt securities held as of December 31, 2025 or 2024 were in a continuous unrealized loss position for greater than 12 months and it is more likely than not that the Company will hold the securities until maturity or a recovery of the cost basis. We did not recognize any credit losses related to our available-for sale debt securities during the years end December 31, 2025 and 2024. All of the Company's U.S. Treasury securities had contractual maturities due within one year as of December 31, 2025 and 2024.

Equity Securities

The Company holds equity securities in publicly-traded companies, which are recorded at fair market value each reporting period in marketable securities on the consolidated balance sheets. Realized and unrealized gains and losses are recorded in other income (expense), net on the consolidated statements of operations. For the years ended December 31, 2025, 2024, and 2023, net unrealized gains and losses from publicly-traded equity securities held at the end of each period were immaterial.

The Company also holds equity securities in privately-held companies without readily determinable fair values that are recorded using the measurement alternative. As of December 31, 2025 and December 31, 2024, the total amount of privately-held equity securities included in other assets on the consolidated balance sheets was $170.0 million and $64.9 million, respectively. The Company classifies these fair value measurements as Level 3 within the fair value hierarchy. There were upward adjustments on privately-held equity securities based on observable transactions of $30.7 million during the year ended December 31, 2025, and no upward adjustments on privately-held equity securities during the year ended December 31, 2024. There were no material downward adjustments or impairments for the privately-held equity securities held as of December 31, 2025 or 2024. Cumulative upward adjustments were $30.7 million and cumulative downward adjustments and impairments were not material on privately-held equity securities held by the Company as of December 31, 2025.

Additionally, we have accepted, and may continue to accept, securities as noncash consideration. Total equity securities received as noncash consideration was $38.9 million, $58.7 million, and $41.7 million during the years ended December 31, 2025, 2024, and 2023, respectively.

Strategic Commercial Contracts

From 2021 through 2022, the Company approved and entered into certain agreements ("Investment Agreements") to purchase shares of various entities, including special purpose acquisition companies and/or other privately-held or publicly-traded entities (each, an "Investee," and such purchases, the "Investments"). No Investments were purchased under such Investment Agreements during the fiscal years ended December 31, 2025 or 2024.

In connection with signing the Investment Agreements, each Investee or an associated entity and the Company entered into a commercial contract for access to the Company's products and services (collectively, the "Strategic Commercial Contracts"). The Company assessed the concurrent agreements under the noncash consideration and consideration payable to a customer guidance within ASC 606, *Revenue from Contracts with Customers,* as well as the commercial substance of each arrangement considering the customer's ability and intention to pay as well as the Company's obligation to perform under each contract. The Company performs ongoing assessments of customers' financial condition, including the consideration of customers' ability and intention to pay, and whether all or some portion of the value of such contracts continue to meet the criteria for revenue recognition, among other factors. During the years ended December 31, 2025, 2024, and 2023, revenue recognized from Strategic Commercial Contracts was $15.3 million, $52.3 million, and $87.3 million, respectively.

5. Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of December 31,	
	2025	**2024**
Leasehold improvements	$ 98,302	$ 85,284
Computer equipment, software, and other	77,315	55,815
Furniture and fixtures	15,435	13,906
Construction in progress	9,999	7,632
Total property and equipment, gross	201,051	162,637
Less: accumulated depreciation and amortization	(149,091)	(122,999)
Total property and equipment, net	$ 51,960	$ 39,638

Depreciation and amortization expense related to property and equipment, net was not material for the years ended December 31, 2025, 2024, and 2023.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31,	
	2025	**2024**
Accrued payroll and related expenses	$ 178,659	$ 306,939
Accrued other liabilities	176,965	120,107
Total accrued liabilities	$ 355,624	$ 427,046

6. Debt

2014 Credit Facility

The Company has a secured revolving credit facility, which provides for aggregate revolving commitments of $500.0 million and has a maturity date of March 31, 2027 (as amended, the "2014 Credit Facility"). As of December 31, 2025, the Company had no outstanding debt balances under the 2014 Credit Facility.

The 2014 Credit Facility contains customary representations and warranties, and certain financial and nonfinancial covenants, including but not limited to maintaining minimum liquidity of $50.0 million, and certain limitations on liens and indebtedness. The Company was in compliance with all covenants associated with the 2014 Credit Facility as of December 31, 2025.

7. Leases

The Company has operating leases primarily for corporate office space. Certain lease agreements contain renewal options, rent abatement, and escalation clauses that are factored into our determination of lease payments when appropriate. The Company's leases have remaining terms up to March 2035, some of which include one or more options to extend. Additionally, some lease contracts include termination options.

Supplemental balance sheet information related to lease liabilities at December 31, 2025 and 2024 was as follows (in thousands):

Lease-Related Assets and Liabilities	Financial Statement Line Items	As of December 31,		
		2025		2024
Right-of-use assets:				
Operating leases	Operating lease right-of-use assets	$	200,105 $	200,740
Total right-of-use assets		$	200,105 $	200,740
Lease liabilities:				
Operating leases	Operating lease liabilities	$	45,864 $	43,993
	Operating lease liabilities, noncurrent		183,474	195,226
Total lease liabilities		$	229,338 $	239,219

The components of lease expense included in the Company's consolidated statements of operations include (in thousands):

	Years Ended December 31,					
	2025		2024		2023	
Operating lease expense	$	57,164 $		57,655 $		61,972
Short-term lease expense		4,461		3,445		4,949
Variable lease expense		5,636		5,585		4,772
Sublease income		(15,966)		(17,205)		(18,905)
Total lease expense, net	$	51,295 $		49,480 $		52,788

Variable lease costs are primarily related to payments made to lessors for common area maintenance, property taxes, insurance, and other operating expenses. Short-term lease costs primarily represent temporary employee housing.

Maturities of operating lease liabilities as of December 31, 2025 were as follows (in thousands):

	As of December 31, 2025					
	Operating Lease Commitments		Less: Sublease Income		Net Lease Commitments	
Year ended December 31,						
2026	$	62,079 $		13,786 $		48,293
2027		50,428		14,423		36,005
2028		29,555		12,470		17,085
2029		24,943		10,254		14,689
2030		33,319		10,254		23,065
Thereafter		92,215		10,254		81,961
Total undiscounted liabilities		292,539		71,441		221,098
Less: Imputed interest		(63,201)		—		(63,201)
Total operating lease liabilities	$	229,338 $		71,441 $		157,897

The weighted-average remaining lease term related to the Company's operating lease liabilities as of December 31, 2025 and 2024 was six and seven years, respectively. The weighted-average discount rate related to the Company's operating lease liabilities as of December 31, 2025 and 2024 was 7%.

The following table sets forth the supplemental information related to the Company's operating leases for the years ended December 31, 2025 and 2024 (in thousands):

| | Years Ended December 31, | |
	2025	2024
Cash paid for operating lease liabilities	$ 63,818	$ 65,402
Lease liabilities arising from obtaining right-of-use assets	$ 37,784	$ 58,320

8. Commitments and Contingencies

Purchase Commitments

The Company has commitments with various third parties to purchase cloud hosting services. Under one of its third-party cloud services agreements, as amended, the Company has committed to spend at least $1.95 billion over ten contract years through September 30, 2033, among other things. As of December 31, 2025, the Company satisfied $79.2 million of its $170.2 million commitment for the contract year beginning October 1, 2025 and ending September 30, 2026.

Litigation and Legal Proceedings

The Company has been, is currently party to, and may, from time to time, be subject to various legal proceedings, claims, disputes, government investigations, or similar matters arising in the normal course of business. These may include proceedings, claims, disputes, allegations, or investigations related to, but not limited to, intellectual property; employment; securities; investors; taxes; class actions; contract or breach of contract; tort; warranty; refund; breach, leak, or misuse of personal data or confidential information; government procurement; government regulation or compliance; or other matters. The Company evaluates associated developments on a regular basis and establishes an accrual for loss contingencies when the loss is both probable and reasonably estimable.

On September 15, 2022, October 25, 2022, and November 4, 2022, putative securities class action complaints were filed in the United States District Court for the District of Colorado, captioned Cupat v. Palantir Technologies Inc., et al., Case No. 1:22-cv-02384, Allegheny County Employees' Retirement System v. Palantir Technologies, Inc., et al., Case No. 1:22-cv-02805, and Shijun Liu, Individually and as Trustee of the Liu Family Trust 2019 v. Palantir Technologies Inc., et al., Case No. 1:22-cv-02893, respectively, naming the Company and certain current and former officers and directors as defendants. The suits allege false and misleading statements about our business and prospects, and purport to allege claims under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Securities Act of 1933, as amended (the "Securities Act"), and seek unspecified damages and remedies under Sections 10(b), 20(a), and 20(A) of the Exchange Act and Sections 11 and 15 of the Securities Act. These three actions subsequently were consolidated as Cupat v. Palantir Technologies Inc., et al., Lead Civil Action No. 1:22-cv-02834-CNS-SKC, consolidated with civil actions 1:22-cv-02805-CNS-SKC and 1:22-cv-02893-CNS-SKC. On March 31, 2024, the Court dismissed the Cupat matter without prejudice. On May 24, 2024, plaintiffs filed a second amended complaint. On April 4, 2025, the Court dismissed the Cupat matter with prejudice and entered judgment for the defendants on the same day. On May 2, 2025, plaintiffs filed a Notice of Appeal from the final judgment with the United States Court of Appeals for the Tenth Circuit.

As of December 31, 2025, the Company was not aware of any currently pending legal matters or claims, individually or in the aggregate, that were expected to have a material adverse impact on its consolidated financial statements.

Warranties and Indemnification

The Company generally provides a warranty for its software products and services and a service level agreement ("SLA") for the Company's performance of software operations. The Company's products are generally warranted to perform substantially as described in the associated product documentation during the subscription term or for a period of up to 90 days where the software is hosted by the customer, and the Company includes O&M services as part of its subscription and license agreements to support this warranty and maintain the operability of the software. The Company's services are generally warranted to be performed in a professional manner and by an adequate staff with knowledge about the products. In the event there is a failure of such warranties, the Company generally is obligated to correct the product or service to conform to the warranty provision or, if the Company is unable to do so, the customer is entitled to seek a refund of the purchase price of the product and service (generally prorated over the contract term). Due to the absence of historical warranty claims, the Company's expectations of future claims related to products under warranty continue to be insignificant. The Company has not recorded warranty expense or related accruals as of December 31, 2025 and 2024.

The Company generally agrees to indemnify its customers against legal claims that the Company's software products infringe certain third-party intellectual property rights and accounts for its indemnification obligations. In the event of such a claim, the Company is generally obligated to defend its customer against the claim and to either settle the claim at the Company's expense or pay damages that the customer is legally required to pay to the third-party claimant. In addition, in the event of an infringement, the Company generally agrees to secure the right for the customer to continue using the infringing product; to modify or replace the infringing product; or, if those options are not commercially practicable, to refund the cost of the software, as prorated over the period. To date, the Company has not been required to make any payment resulting from infringement claims asserted against its customers and does not believe that the Company will be liable for such claims in the foreseeable future. As such, the Company has not recorded a liability for infringement costs as of December 31, 2025 and 2024.

The Company has obligations under certain circumstances to indemnify each of the defendant directors and certain officers against judgments, fines, settlements, and expenses related to claims against such directors and certain officers and otherwise to the fullest extent permitted under the law and the Company's Amended and Restated Bylaws and Amended and Restated Certificate of Incorporation.

9. Stockholders' Equity

The Company's Class A, Class B, and Class F common stock (collectively, the "common stock") all have the same rights, except with respect to voting and conversion rights. Class A and Class B common stock have voting rights of 1 and 10 votes per share, respectively. The Class F common stock has the voting rights generally described herein and each share of Class F common stock is convertible at any time, at the option of the holder thereof, into one share of Class B common stock. All shares of Class F common stock are held in a voting trust established by Stephen Cohen, Alexander Karp, and Peter Thiel (the "Founders"). The Class F common stock generally gives the Founders the ability to control up to 49.999999% of the total voting power of the Company's capital stock, so long as the Founders and certain of their affiliates collectively meet a minimum ownership threshold, which was 100.0 million of the Company's equity securities as of December 31, 2025.

Holders of the common stock are entitled to dividends when, as, and if declared by the Company's Board of Directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. No dividends have been declared as of December 31, 2025.

The following represented the total authorized, issued, and outstanding shares for each class of common stock (in thousands):

| | As of December 31, 2025 | | As of December 31, 2024 | |
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Class A Common Stock	20,000,000	2,290,987	20,000,000	2,242,389
Class B Common Stock	2,700,000	99,200	2,700,000	95,401
Class F Common Stock	1,005	1,005	1,005	1,005
Total	22,701,005	2,391,192	22,701,005	2,338,795

Share Repurchase Program

In August 2023, the Company's Board of Directors authorized a stock repurchase program of up to $1.0 billion of the Company's outstanding shares of Class A common stock (the "Share Repurchase Program").

Share repurchases were recorded on the trade date and the repurchase price is inclusive of any related fees and commissions. Shares of Class A common stock repurchased by the Company were immediately retired, and upon retirement the par value of the Class A common stock repurchased was deducted from common stock with the excess of repurchase price recorded to additional paid-in capital on the Company's consolidated balance sheets.

During the year ended December 31, 2025, the Company repurchased and subsequently retired 0.6 million shares of its Class A common stock for an aggregate amount, including commissions, of $75.0 million under the Share Repurchase Program. In January 2026, the Company terminated the Share Repurchase Program.

10. Stock-Based Compensation

2020 Executive Equity Incentive Plan

In August 2020, the Company's Board of Directors approved the 2020 Executive Equity Incentive Plan (the "Executive Equity Plan"). The Executive Equity Plan permitted the granting of nonstatutory stock options ("NSOs") and RSUs to the Company's employees, consultants, and directors. A total of 165,900,000 shares of the Company's Class B common stock were reserved for issuance under the Executive Equity Plan. During August 2020, options to purchase 162,000,000 shares of Class B common stock and restricted stock units covering 3,900,000 shares of the Company's Class B common stock were granted to certain officers.

The Executive Equity Plan was terminated prior to the Company's Direct Listing, and no additional awards will be granted under the Executive Equity Plan. However, the Executive Equity Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the Executive Equity Plan.

2020 Equity Incentive Plan

In September 2020, prior to the Direct Listing, the Company's Board of Directors approved the 2020 Equity Incentive Plan ("2020 Plan"). The 2020 Plan provides for the grant of incentive stock options ("ISOs"), NSOs, restricted stock, RSUs, SARs, and performance awards to the Company's employees, directors, and consultants. A total of 150,000,000 shares of the Company's Class A common stock were initially reserved for issuance pursuant to the 2020 Plan. In addition, the number of shares of Class A common stock reserved for issuance under the 2020 Plan includes certain shares of common stock subject to awards under the 2010 Equity Incentive Plan ("2010 Plan") and Executive Equity Plan in the case of certain occurrences, such as expirations, terminations, exercise and tax-related withholding, or failures to vest. Shares of Class B common stock added to the 2020 Plan from the 2010 Plan or Executive Equity Plan are reserved for issuance under the Company's 2020 Plan as Class A common stock. The number of shares of Class A common stock available for issuance under the 2020 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2022, equal to the least of:

- 250,000,000 shares of the Company's Class A common stock;

- Five percent of the outstanding shares of the Company's common stock as of the last day of the immediately preceding fiscal year; or

- such other amount as the administrator of the 2020 Plan determines.

Under the 2020 Plan, the exercise price of options granted is generally at least equal to the fair market value of the Company's Class A common stock on the date of grant. The term of an ISO generally may not exceed ten years. Additionally, the exercise price of any ISO granted to a 10% stockholder shall not be less than 110% of the fair market value of the common stock on the date of grant, and the term of such option grant shall not exceed five years. Options and other equity awards become vested and, if applicable, exercisable based on terms determined by the Board of Directors or another plan administrator on the date of grant, which is typically four years for new employees and varies for subsequent grants.

Stock Options and SARs

The following table summarizes stock option and SAR activity for the year ended December 31, 2025 (in thousands, except per share amounts, years, and aggregate intrinsic value):

	Options Outstanding				SARs Outstanding			
	Number of Awards	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (millions)	Number of Awards	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (millions)
Balance as of December 31, 2024	178,109	$ 9.26	6.9	$ 11,822	6,437	$ 55.75	6.7	$ 128
Granted	—	—			5,167	219.44		
Exercised	(25,739)	5.02			—	—		
Canceled and forfeited	(168)	6.45			(333)	82.54		
Balance as of December 31, 2025	152,202	$ 9.98	6.1	$ 25,536	11,271	$ 130.00	7.1	$ 794
Vested and exercisable as of December 31, 2025	72,552	$ 8.44	5.6	$ 12,284	—	$ —	0.0	$ —

The aggregate intrinsic value of options and SARs outstanding, as well as those which are vested and exercisable, is calculated as the difference between the exercise price of the underlying options and the fair value of the Company's common stock as of the respective periods presented, accounting for the maximum appreciation of an award, as applicable. The aggregate intrinsic value of options exercised during the years ended December 31, 2025, 2024, and 2023 was $3.0 billion, $3.8 billion, and $0.5 billion, respectively, and is calculated based on the difference between the exercise price and the fair value of the Company's common stock on the exercise date. There were no SARs exercised during the years ended December 31, 2025 and 2023. The aggregate intrinsic value of SARs exercised during the year ended December 31, 2024 was $0.7 billion.

There were no options granted during the years ended December 31, 2025, 2024, and 2023. The total grant-date fair value of options that vested during the years ended December 31, 2025, 2024, and 2023 was $103.6 million, $107.7 million, and $131.0 million, respectively. The weighted-average grant-date fair value of SARs granted during the year ended December 31, 2025 and 2024 was $22.43 and $4.08 per share, respectively. The total grant-date fair value of SARs that vested during the years ended December 31, 2025 and 2024 was $18.5 million and $138.8 million, respectively. There were no SARs granted or vested in the year ended December 31, 2023.

As of December 31, 2025, the total unrecognized stock-based compensation expense related to options and SARs outstanding was $406.0 million and $144.6 million, respectively, which is expected to be recognized over a weighted-average service period of five and eight years, respectively.

Time-Vesting SARs

The Company grants Time-Vesting SARs that vest over explicit service periods of up to nine years and are exercisable at expiration, during a limited window, if the Company's stock price reaches a certain threshold. Time-Vesting SARs have exercise prices of between $39–$250 and maximum appreciation values of between $60–$300.

The Company determined the grant-date fair value of Time-Vesting SARs using a Black-Scholes option-pricing model, calculated as the difference in fair value between a SAR with a strike price at the exercise price and a SAR with the strike price at its maximum appreciation, using the following assumptions:

| | Years Ended December 31, | |
	2025	2024
Expected volatility rate	56.7% – 66.1%	54.9% – 59.2%
Expected term (in years)	3.4 – 9.3	3.7 – 9.2
Risk-free interest rate	3.9% – 4.6%	3.4% – 3.9%
Expected dividend yield	—%	—%

The expected volatility rate is based on a combination of the Company's implied and historical volatility, and the historical volatility of comparable publicly-traded companies. The expected term represents the period of time the SARs are expected to be outstanding. The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the SAR. The Company has never paid and has no plans to pay dividends on its common stock, therefore the expected dividend yield is zero.

Market-Vesting SARs

During the year ended December 31, 2024, the Company granted SARs that vested upon the satisfaction of a market-based vesting condition and were subject to continued service ("Market-Vesting SARs"). All Market-Vesting SARs were vested during the year ended December 31, 2024.

RSUs and P-RSUs

The following table summarizes the RSU and P-RSU activity for the year ended December 31, 2025 (in thousands, except per share amounts):

	RSUs Outstanding	Weighted Average Grant Date Fair Value per Share	P-RSUs Outstanding	Weighted Average Grant Date Fair Value per Share
Unvested and outstanding as of December 31, 2024	65,236	$ 14.89	577	$ 41.93
Granted	5,751	136.28	815	106.56
Vested	(26,080)	19.31	(1,180)	70.04
Canceled and forfeited	(3,263)	29.34	(20)	103.49
Adjustment for performance achievement[1]			(74)	$ 68.14
Unvested and outstanding as of December 31, 2025	41,644	$ 27.74	118	$ 180.79

_____

[1] This amount represents the difference between the maximum number of shares that could have been issued under the grant and the actual number of shares earned based on final performance.

The Company grants RSUs that have only a service-based vesting condition, as well as P-RSUs that have both service-based and performance-based vesting conditions. The service-based vesting condition for each is generally satisfied upon continued service through a specified date. Vesting periods for the RSUs and P-RSUs are generally up to four years and three months, respectively. The performance-based vesting condition is satisfied upon the achievement of certain Company performance goals set by the Compensation Committee of the Board of Directors. The ultimate number of P-RSUs earned and eligible to vest ranges between 0% to 100% of the target number of P-RSUs granted depending on the level of achievement of such Company performance goals.

The total grant-date fair value of RSUs vested during the years ended December 31, 2025, 2024, and 2023 was $503.7 million, $436.6 million, and $526.1 million, respectively. The total grant-date fair value of P-RSUs vested during the year ended December 31, 2025 and 2024 was $82.6 million and $75.0 million, respectively. There were no P-RSUs vested in the year ended December 31, 2023. As of December 31, 2025, the total unrecognized stock-based compensation expense related to the RSUs outstanding was $914.9 million, which is expected to be recognized over a weighted-average service period of three years. As of December 31, 2025, there was no unrecognized stock-based compensation expense related to the P-RSUs outstanding.

Stock-based Compensation Expense

Total stock-based compensation expense was as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Cost of revenue	$ 64,555	$ 69,065	$ 35,995
Sales and marketing	248,732	239,121	160,645
Research and development	136,839	165,065	98,064
General and administrative	233,907	218,387	181,199
Total stock-based compensation expense	$ 684,033	$ 691,638	$ 475,903

The Company did not recognize any tax benefits related to stock-based compensation expense during the years ended December 31, 2025, 2024, or 2023.

11. Taxes

The Company adopted ASU 2023-09, *Income Taxes – Improvements to Income Tax Disclosures*, for the annual disclosures for the year ended December 31, 2025 on a prospective basis. Comparative financial information for prior periods has not been restated and continues to be reported under the accounting standards in effect for those periods.

Income before provision for income taxes consisted of the following (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
United States	$ 1,584,577	$ 426,944	$ 174,637
Foreign	72,791	62,229	62,454
Income before provision for income taxes	$ 1,657,368	$ 489,173	$ 237,091

Provision for income taxes consisted of the following (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Current:			
Federal	$ —	$ —	$ —
State	1,537	1,556	2,333
Foreign	25,101	20,265	22,189
Total current provision	26,638	21,821	24,522
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	(3,914)	(566)	(4,806)
Total deferred provision	(3,914)	(566)	(4,806)
Total provision for income taxes	$ 22,724	$ 21,255	$ 19,716

Palantir Technologies Inc.
Notes to Consolidated Financial Statements (continued)

A reconciliation of the expected tax provision at the statutory federal income tax rate to the Company's recorded tax provision consisted of the following, subsequent to the adoption of ASU 2023-09 (in thousands, except percentages):

	Year Ended December 31, 2025	
	Amount	Percent
U.S. federal tax at statutory rate	$ 348,047	21.0 %
State and local income taxes, net of federal income tax effect[1]	1,537	0.1
Foreign tax effects:		
United Kingdom ("U.K."):		
Statutory tax rate difference between the U.K. and U.S.	(29,130)	(1.8)
Stock-based compensation expense	(159,108)	(9.6)
Changes in valuation allowance	184,024	11.1
Other	(3,279)	(0.2)
Other foreign jurisdictions	8,637	0.5
Effects of changes in tax laws or rates enacted in the current period	—	—
Effects of cross-border tax laws	—	—
Tax credits	(151,602)	(9.1)
Changes in valuation allowances	467,493	28.1
Nontaxable or nondeductible items:		
Stock-based compensation expense	(720,691)	(43.4)
Nondeductible officers' compensation	34,453	2.1
Other	4,442	0.3
Changes in unrecognized tax benefits	37,901	2.3
Total provision for income taxes and effective tax rate	$ 22,724	1.4 %

_____
[1] State taxes in Maryland made up the majority of the tax effect in this category.

A reconciliation of the expected tax provision at the statutory federal income tax rate to the Company's recorded tax provision consisted of the following, prior to the adoption of ASU 2023-09 (in thousands):

	Years Ended December 31,	
	2024	2023
Expected tax provision at U.S. federal statutory rate	$ 102,726	$ 49,789
State income taxes - net of federal benefit	1,365	2,309
Foreign tax rate differential	(15,767)	859
Research and development tax credits	(103,858)	(45,667)
Stock-based compensation	(513,841)	(79,128)
Non-deductible officers' compensation	33,404	34,479
Change in valuation allowance	507,149	35,070
Base Erosion Anti-Abuse Tax and related elections	—	14,700
Taxes withheld at source	5,599	4,378
Non-deductible expenses	5,545	3,610
Other	(1,067)	(683)
Total provision for income taxes	$ 21,255	$ 19,716

For the year ended December 31, 2025, the Company recorded a provision for income taxes of $22.7 million compared to $21.3 million for the year ended December 31, 2024.

For the year ended December 31, 2024, the Company recorded a provision for income taxes of $21.3 million compared to $19.7 million for the year ended December 31, 2023.

The amounts of cash taxes for the year ended December 31, 2025 included the following, subsequent to the adoption of ASU 2023-09 (in thousands):

	Year Ended December 31, 2025
Federal	$ —
State	2,500
Foreign	
Korea	5,771
Japan	4,796
France	2,843
Germany	1,724
All other foreign	4,052
Income taxes, net of amounts refunded	$ 21,686
Employment taxes	$ 364,675

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant deferred tax assets and liabilities consisted of the following (in thousands):

	As of December 31,	
	2025	2024
Net operating loss carryforwards	$ 2,617,820	$ 1,583,076
Capitalized research and experimental expenses	85,377	504,156
Reserves and accruals	113,289	87,111
Tax credit carryforwards	528,449	394,579
Stock-based compensation	62,453	76,604
Lease liabilities	54,842	60,103
Depreciation and amortization	16,679	15,839
Capitalized facilitative expenses	22,573	38,436
Gross deferred tax assets	3,501,482	2,759,904
Acquisition related intangibles	(4,925)	(6,827)
Right-of-use assets	(47,941)	(50,208)
Total net deferred tax assets before valuation allowance	3,448,616	2,702,869
Valuation allowance	(3,452,323)	(2,710,393)
Net deferred tax assets (liabilities)	$ (3,707)	$ (7,524)

The Company reviews the recognition of deferred tax assets on a regular basis to determine if realization of such assets is more likely than not. Due to the weight of objectively verifiable negative evidence, including the Company's history of U.S. and certain foreign net operating tax losses, primarily in the U.K., the Company has continued to maintain a full valuation allowance against potential future benefits for U.S, federal, state, and certain foreign deferred tax assets as of December 31, 2025.

The Company will release the valuation allowance when there is sufficient positive evidence to support a conclusion that it is more likely than not the future benefit on such deferred tax assets will be realized. Although the Company has achieved positive cumulative income before provision for income taxes in the U.S. over the past three years, when adjusting for permanent differences, primarily related to excess tax benefits from stock-based compensation, the outcome resulted in a cumulative tax loss position for that period. The future timing and amount of such valuation allowance being released is uncertain based on the

Company's future assessment of all available evidence, including its recent earnings and anticipated future earnings, expected temporary and permanent differences, especially those related to excess tax benefits from stock-based compensation, scheduled reversals of deferred tax liabilities, and tax planning strategies. As such, there is a reasonable possibility that the Company may have sufficient positive evidence in the future to release all or a portion of the valuation allowance it recorded against its deferred tax assets. The release of all, or a portion, of the valuation allowance would result in the recognition of certain deferred tax assets and may result in a material decrease to income tax expense for the period the release is recorded.

The valuation allowance totaled $3.5 billion and $2.7 billion for the years ended December 31, 2025 and 2024, respectively. The valuation allowance on our net deferred tax assets increased by $741.9 million and $608.1 million during the years ended December 31, 2025 and 2024, respectively. Such increase was primarily a result of an increase in excess tax benefits from permanent differences related to excess tax benefits from stock-based compensation, partially offset by an increase in income before provision for income taxes in the U.S.

Provisions enacted in the 2017 Tax Cuts and Jobs Act related to the capitalization for tax purposes of research and experimental ("R&E") expenditures became effective on January 1, 2022. All U.S. and non-U.S. based R&E expenditures had to be capitalized and amortized over five and fifteen years, respectively. As a result of this enactment, the Company began capitalizing and amortizing R&E expenditures over five years for domestic research and fifteen for international research rather than expensing these costs as incurred during the fiscal year ended December 31, 2022. As of December 31, 2024, the Company has recorded a deferred tax asset of $504.2 million related to the capitalization requirement.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted, introducing several significant U.S. income tax provisions relevant to the Company. The provisions include immediate expensing of domestic R&E expenditures beginning in 2025. As a result, the Company expensed the domestic R&E expenditures paid or incurred in the current year and also the unamortized domestic R&E expenditures capitalized in the prior years. As of December 31, 2025, the Company has recorded a deferred tax asset of $85.4 million related to the capitalization requirement.

As of December 31, 2025, the Company had U.S. federal and state net operating losses of approximately $9.0 billion and $4.8 billion, respectively. As of December 31, 2024, the Company had U.S. federal and state net operating losses of approximately $5.5 billion and $3.2 billion, respectively. The U.S. federal net operating loss carryforwards will expire at various dates beginning in 2035 through 2037 if not utilized, with the exception of $8.3 billion which can be carried forward indefinitely. The state net operating loss carryforwards will expire at various dates beginning in 2026 through 2045 if not utilized.

Additionally, as of December 31, 2025, the Company had federal and California research and development credits of approximately $577.9 million and $152.1 million, respectively. As of December 31, 2024, the Company had federal and California research and development credits of approximately $426.3 million and $122.6 million, respectively. The federal research and development credits will begin to expire in the years 2027 through 2045 if not utilized and the California research and development credits have no expiration date. Utilization of the net operating losses and research and development credit carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss and research and development credit carryforwards before utilization.

As of December 31, 2025, the Company had U.S. federal capital loss carryforwards of $355.3 million. As of December 31, 2024, the Company had U.S. federal capital loss carryforwards of $351.5 million. The capital loss carryforwards will expire beginning in 2027 if not utilized.

As of December 31, 2025, the Company had foreign net operating losses, primarily in the U.K., of approximately $1.8 billion. As of December 31, 2024, the Company had foreign net operating losses, primarily in the U.K., of approximately $0.9 billion. These net operating losses can be carried forward indefinitely.

As of December 31, 2025, the Company had an immaterial amount of earnings from its wholly-owned foreign subsidiaries indefinitely reinvested outside the U.S. The Company does not intend to repatriate these earnings and, accordingly, the Company does not provide for U.S. income taxes and foreign withholding tax on these earnings.

The Organisation for Economic Co-operation and Development ("OECD") Base Erosion and Profit Shifting ("BEPS") global minimum tax provision ("Pillar Two") rules are at varying stages of adoption across jurisdictions where the Company operates. While the United States has not yet adopted Pillar Two, several countries have enacted Pillar Two and these rules were applicable to the Company starting January 1, 2024 in some jurisdictions, and it did not have a material impact on our financial condition or results of operations for the periods presented. Furthermore, in response to trade negotiations with the United States, the Group of 7 countries (the "G7") announced a joint understanding to exempt U.S.-parented multinational corporations from Pillar Two by adopting a "side-by-side" system between Pillar Two and the existing U.S. global minimum tax provisions, and the OECD released *"Tax Challenges Arising from the Digitalisation of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two), Side-by-Side Package: Inclusive Framework on BEPS"* on January 5, 2026, to this effect, which reduces the impact of Pillar Two rules on the Company.

Uncertain Tax Positions

A reconciliation of the gross unrecognized tax benefits consists of the following (in thousands):

		Years Ended December 31,				
		2025		**2024**		**2023**
Unrecognized tax benefit beginning of year	$	151,183	$	112,016	$	81,904
Increases in current year tax positions		45,426		39,494		14,346
Increases in prior year tax positions		43		2,926		15,766
Decreases in prior year tax positions		—		—		—
Decreases in prior year tax positions due to settlements		(12,445)		(3,253)		—
Decreases in prior year tax positions due to lapse of statute of limitations		—		—		—
Unrecognized tax benefit end of year	$	184,207	$	151,183	$	112,016

As of December 31, 2025, 2024, and 2023, the Company recorded gross unrecognized tax benefits of $184.2 million, $151.2 million, and $112.0 million, respectively, that, if recognized, would not benefit the Company's effective tax rate due to the valuation allowance that currently offsets deferred tax assets.

It is the Company's policy to recognize interest and penalties related to income tax matters in provision for income taxes on the consolidated statements of operations. The Company has recorded immaterial interest and penalties related to uncertain tax positions as of December 31, 2025, 2024, and 2023.

The Company files U.S. federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitation. The material jurisdictions where the Company is subject to potential examination by tax authorities are the U.S. (federal and state) for tax years 2004 through 2025 and the U.K. for tax years 2024 through 2025.

12. Earnings Per Share Attributable to Common Stockholders

The following table presents the calculation of basic and diluted earnings per share attributable to common stockholders (in thousands, except per share amounts):

	As of December 31,		
	2025	2024	2023
Numerator			
Net income attributable to common stockholders for diluted earnings per share	$ 1,625,033	$ 462,190	$ 209,825
Denominator			
Weighted-average shares used in computing earnings per share:			
Basic	2,369,612	2,250,163	2,147,446
Effect of dilutive shares	195,585	200,655	150,481
Diluted	2,565,197	2,450,818	2,297,927
Earnings per share			
Earnings per share attributable to common stockholders:			
Basic	$ 0.69	$ 0.21	$ 0.10
Diluted	$ 0.63	$ 0.19	$ 0.09

Diluted earnings per share is calculated using our weighted-average shares of outstanding common stock including the dilutive effect of stock awards as determined under the treasury stock method. There were outstanding potentially dilutive common stock equivalents for stock options and RSUs combined of 1.1 million and 175.2 million for the years ended December 31, 2025 and 2023, respectively, which were excluded from the computation of diluted earnings per share attributable to common stockholders due to their antidilutive effect. There were no outstanding potentially dilutive common stock equivalents for stock options or RSUs for the year ended December 31, 2024.

As of December 31, 2025 and 2024, the Company had 11.3 million and 6.4 million Time-Vesting SARs outstanding, respectively, of which the maximum number of potentially dilutive shares of Class A common stock upon vesting would be the fraction that equals the maximum appreciation divided by the Company's Class A common stock price at that time. No Time-Vesting SARs were outstanding as of December 31, 2023.

13. Segment and Geographic Information

The following reporting segment tables reflect the results of the Company's reportable operating segments consistent with the manner in which the CODM evaluates the performance of each segment and allocates the Company's resources. The CODM does not evaluate the performance of the Company's assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Contribution is used, in part, to evaluate the performance of, and allocate resources to, each of the segments, primarily by monitoring actual results versus historical periods. A segment's contribution is calculated as segment revenue less the related costs of revenue and sales and marketing expenses. It excludes certain operating expenses that are not allocated to segments because they are separately managed at the consolidated corporate level, or are noncash costs. These unallocated and noncash costs include stock-based compensation expense, research and development expenses, and general and administrative expenses.

Financial information for each reportable segment was as follows (in thousands, except percentages):

	Years Ended December 31,					
	2025		2024		2023	
	Amount	%	Amount	%	Amount	%
Contribution:						
Government revenue	$ 2,402,287		$ 1,569,605		$ 1,222,215	
Expenses attributable to government segment	(826,217)		(621,165)		(497,245)	
Government contribution	1,576,070	66 %	948,440	60 %	724,970	59 %
Commercial revenue	2,073,159		1,295,902		1,002,797	
Expenses attributable to commercial segment	(706,532)		(524,394)		(482,212)	
Commercial contribution	1,366,627	66 %	771,508	60 %	520,585	52 %
Total contribution	$ 2,942,697	66 %	$ 1,719,948	60 %	$ 1,245,555	56 %

The reconciliation of total contribution to income from operations is as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Income from operations	$ 1,414,015	$ 310,403	$ 119,966
Research and development expenses [1]	420,838	342,813	306,560
General and administrative expenses [1]	423,811	375,094	343,126
Total stock-based compensation expense	684,033	691,638	475,903
Total contribution	$ 2,942,697	$ 1,719,948	$ 1,245,555

[1] Excludes stock-based compensation expense.

Geographic Information

Revenue by geography is based on the customer's headquarters or agency location at the time of sale. Revenue is as follows (in thousands, except percentages):

	Years Ended December 31,					
	2025		2024		2023	
	Amount	%	Amount	%	Amount	%
Revenue:						
United States	$ 3,320,043	74 %	$ 1,900,247	66 %	$ 1,378,247	62 %
United Kingdom	427,398	10 %	304,575	11 %	235,257	11 %
Rest of world [1]	728,005	16 %	660,685	23 %	611,508	27 %
Total revenue	$ 4,475,446	100 %	$ 2,865,507	100 %	$ 2,225,012	100 %

[1] No other country represented 10% or more of total revenue for the years ended December 31, 2025, 2024, or 2023.

Property and equipment, net is attributed to the Company's office locations as follows (in thousands, except percentages):

| | As of December 31, | | | |
| | 2025 | | 2024 | |
	Amount	%	Amount	%
Property and equipment, net:				
United States	$ 38,102	73 %	$ 22,968	58 %
Japan	7,063	14 %	9,183	23 %
United Kingdom	5,027	10 %	5,634	14 %
Rest of world	1,768	3 %	1,853	5 %
Total property and equipment, net	$ 51,960	100 %	$ 39,638	100 %

14. Related Party Transactions

Alexander Karp, the Company's Chief Executive Officer, flies on non-commercial aircraft beneficially owned by him (the "Executive Aircraft") for business and personal travel. During the years ended December 31, 2025 and 2024, the Company incurred expenses related to the use of the Executive Aircraft of $17.2 million and $7.7 million, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation and supervision of our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures were, in design and operation, effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our principal executive officer and principal financial officer and oversight of the Board of Directors, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which is included in *Part II, Item 8, "Financial Statements and Supplementary Data",* of this Annual Report on Form 10-K.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on the Effectiveness of Controls

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognizes that any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2025, the following directors and officers, as defined in Rule 16a-1(f), adopted a "Rule 10b5-1 trading arrangement" as defined in Regulation S-K Item 408, as follows:

On November 14, 2025, STS Holdings II LLC, a stockholder whose shares may be deemed to be beneficially owned by Peter Thiel (the Chairman of our Board of Directors), adopted a Rule 10b5-1 arrangement intended to satisfy the affirmative defense conditions of Rule 10b5-1(c), subject to the satisfaction of certain price and/or other conditions, with 2,000,000 shares being the total of the maximum number of all shares subject to any condition when summed across all possible conditions. The duration of the trading arrangement is until March 12, 2027, or earlier, upon the completion or expiration of all transactions subject to the trading arrangement.

On November 21, 2025, Alexander Karp, our Chief Executive Officer and a member of our Board of Directors, adopted a Rule 10b5-1 trading arrangement providing for the potential sales of shares of our Class A common stock through various transactions upon the occurrence and satisfaction of certain price and/or other conditions, with 360,000 shares being the total of the maximum number of all shares subject to any condition when summed across all possible conditions. The trading arrangement is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). The duration of the trading arrangement is until November 25, 2026, or earlier, upon the completion or expiration of all transactions subject to the trading arrangement.

On December 11, 2025, Alexander Moore, a member of our Board of Directors, adopted a Rule 10b5-1 trading arrangement providing for the potential sales of shares of our Class A common stock through various transactions upon the occurrence and satisfaction of certain price and/or other conditions, with 192,000 shares being the total of the maximum number of all shares subject to any condition when summed across all possible conditions. The trading arrangement is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). The duration of the trading arrangement is until March 12, 2027 or earlier, upon the completion or expiration of all transactions subject to the trading arrangement.

During the quarter ended December 31, 2025, no other directors or officers, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by this item will be set forth in our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025 ("Proxy Statement") and is incorporated herein by reference.

Our Board of Directors has adopted a code of conduct that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of conduct is posted on the investor relations page on our website, which is located at https://investors.palantir.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our code of conduct by posting such information on the website address and location specified above.

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of Palantir's securities that applies to all officers, directors, and employees of Palantir and its subsidiaries. We believe that our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as applicable listing standards. A copy of Palantir's Insider Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on February 18, 2025 and is incorporated by reference in Exhibit 19.1 to this report.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by this item will be set forth in our Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be set forth in our Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information, if any, required by this item will be set forth in our Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be set forth in our Proxy Statement and is incorporated herein by reference.


PART IV


ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) We have filed the following documents as part of this Annual Report on Form 10-K:

1. Financial Statements

See Index under Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

Schedules not listed above have been omitted because they are not required, because they are not applicable, or because the required information is otherwise included.

3. Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and restated certificate of incorporation of the registrant.	8-K	001-39540	3.1	December 28, 2022
3.2	Amended and restated bylaws of the registrant.	8-K	001-39540	3.2	December 28, 2022
4.1	Form of Class A common stock certificate of the registrant.	S-1	333-248413	4.1	August 25, 2020
4.2	Description of Capital Stock of Palantir Technologies Inc.	10-K	001-39540	4.2	February 18, 2025
9.1	Founder Voting Agreement.	S-1/A	333-248413	9.1	September 21, 2020
9.2	Founder Voting Trust Agreement.	S-1/A	333-248413	9.2	September 18, 2020
10.1+	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.	S-1	333-248413	10.1	September 9, 2020
10.2	Amendment No. 13 to Revolving Credit Agreement and Incremental Agreement, dated as of July 1, 2022, among the registrant, Palantir USG, Inc., the lenders party thereto, and Wells Fargo Bank, National Association (in its capacity as successor-in-interest to Morgan Stanley Senior Funding, Inc.), as Administrative Agent (including the Credit Agreement, dated as of October 7, 2014, as amended and restated).	8-K	001-39540	10.1	July 1, 2022
10.3+	Palantir Technologies Inc. 2020 Equity Incentive Plan and related form agreements.	10-Q	001-39540	10.1	November 5, 2024
10.4+	Palantir Technologies Inc. Amended 2010 Equity Incentive Plan and related form agreements.	S-1/A	333-248413	10.4	September 3, 2020
10.5+	Palantir Technologies Inc. 2020 Executive Equity Incentive Plan.	S-1/A	333-248413	10.7	September 9, 2020
10.6+	Palantir Technologies Inc. Outside Director Compensation Policy.	S-1/A	333-248413	10.8	September 14, 2020
10.7+	Employee Incentive Compensation Plan.	S-1/A	333-248413	10.9	September 14, 2020
10.8+	Security Program Continuation Agreement between the registrant and Alexander Karp dated June 5, 2019.	S-1/A	333-248413	10.10	September 14, 2020
19.1	Insider Trading Policy	10-K	001-39540	19.1	February 18, 2025
21.1*	List of subsidiaries of Palantir Technologies Inc.				
23.1*	Consent of Independent Registered Public Accounting Firm.				

24.1*	Power of Attorney (included in signature page hereto)				
31.1*	Certification of the Chief Executive Officer pursuant to Exchange Act Rule 13a-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of the Chief Financial Officer pursuant to Exchange Act Rule 13a-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Compensation Recovery Policy	10-K	001-39540	97.1	February 20, 2024
101.INS*	Inline XBRL Instance Document.				
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase				
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				
104.1*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

*   Filed Herewith

\+   Indicates a management contract or compensatory plan or arrangement

†   The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PALANTIR TECHNOLOGIES INC.

Date: February 17, 2026

By: /s/ Alexander C. Karp

Alexander C. Karp

Chief Executive Officer

(*Principal Executive Officer*)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alexander C. Karp, Stephen Cohen, and David Glazer, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Alexander C. Karp Alexander C. Karp	Chief Executive Officer and Director (*Principal Executive Officer*)	February 17, 2026
/s/ Stephen Cohen Stephen Cohen	President and Director	February 17, 2026
/s/ David Glazer David Glazer	Chief Financial Officer (*Principal Financial Officer*)	February 17, 2026
/s/ Jeffrey Buckley Jeffrey Buckley	Chief Accounting Officer (*Principal Accounting Officer*)	February 17, 2026
/s/ Lauren Friedman Stat Lauren Friedman Stat	Director	February 17, 2026
/s/ Alexander Moore Alexander Moore	Director	February 17, 2026
/s/ Alexandra Schiff Alexandra Schiff	Director	February 17, 2026
/s/ Peter Thiel Peter Thiel	Director	February 17, 2026
/s/ Eric Woersching Eric Woersching	Director	February 17, 2026

Board of Directors

Peter Thiel
President, Thiel Capital LLC
Partner, Founders Fund, LLC

Alexander Karp
Chief Executive Officer and Co-Founder,
Palantir Technologies Inc.

Stephen Cohen
President, Secretary and Co-Founder,
Palantir Technologies Inc.

Alexander Moore
Partner, 8VC

Alexandra Schiff
Freelance Writer and Journalist

Lauren Friedman Stat
Chief Executive Officer, Stat and Co LLC
Chief Executive Officer, Figa Jewelry

Eric Woersching
Co-Founder and Managing Partner,
Massive Tech Ventures

Executive Officers

Alexander Karp
Chief Executive Officer and Co-Founder

Stephen Cohen
President, Secretary and Co-Founder

Shyam Sankar
Chief Technology Officer and Executive
Vice President

David Glazer
Chief Financial Officer and Treasurer

Ryan Taylor
Chief Revenue Officer and Chief Legal
Officer